Filed with the Securities and Exchange Commission on January 9, 1997

Registration No. 333-08853             Investment Company Act No. 811-8248
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
             Registration Statement under The Securities Act of 1933
                          Pre-Effective Amendment No. 2
                                     and/or
         Registration Statement under The Investment Company Act of 1940

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 2 SUB-ACCOUNTS)
                           (Exact Name of Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (Name of Depositor)

                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
              (Address of Depositor's Principal Executive Offices)

                                 (203) 926-1888
                         (Depositor's Telephone Number)

                      M. PATRICIA PAEZ, CORPORATE SECRETARY
                 One Corporate Drive, Shelton, Connecticut 06484
               (Name and Address of Agent for Service of Process)

                                    Copy To:

                              JOHN T. BUCKLEY, ESQ.
                                WERNER & KENNEDY
             1633 Broadway, New York, New York 10019 (212) 408-6900

April 15, 1997 OR AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS
                            REGISTRATION STATEMENT.

It is proposed that this filing become effective: (check appropriate space)

immediately upon filing pursuant to paragraph (b) of Rule 485 on ______________pursuant to paragraph (b) of Rule 485
60 days after filing pursuant to paragraph (a) (i) of Rule 485 on ______________pursuant to paragraph (a) (i) of Rule 485
75 days after filing pursuant to paragraph (a) (ii) of Rule 485 on ______________pursuant to paragraph (a) (ii) of Rule 485
If appropriate,  check the following box:
     This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

================================================================================

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                          Proposed               Proposed
                                                          Maximum                 Maximum
                                      Amount              Offering              Aggregate               Amount of
        Title of Securities            to be               Price                 Offering             Registration
          to be Registered          Registered            Per Unit                 Price                   Fee
------------------------------------------------------------------------------------------------------------------------------------

   American Skandia Life Assurance
    Corporation Annuity Contracts    Indefinite*          Indefinite*                                    $
====================================================================================================================================

          *Pursuant to Rule 24f-2 of the Investment Company Act of 1940


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Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940. The Rule 24f-2 Notice for Registrant's fiscal year 1996 was filed within 90 days of the close of the fiscal year.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter becomes effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
CHC2
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                  CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)


              N-4 Item No.                                                                       Prospectus Heading

1.            Cover Page                                                                                 Cover Page

2.            Definitions                                                                               Definitions

3.            Synopsis or Highlights                                                                     Highlights

4.            Condensed Financial Information                          Condensed Financial Information, Advertising

5.            General Description of Registrant, Depositor                    Investment Options, Operations of the
              and Portfolio Companies                                                Separate Accounts, The Company

6.            Deductions                       Charges Assessed or Assessable Against the Annuity, Charges Assessed
                                                             Against Assets, Charges of the Underlying Mutual Funds

7.            General Description of Variable Annuity Contracts          Purchasing Annuities, Rights, Benefits and
                                                                                             Services, Modification

8.            Annuity Period                                                                       Annuity Payments

9.            Death Benefit                                                                           Death Benefit

10.           Purchases and Contract Value                                      Purchasing Annuities, Account Value

11.           Redemptions           Distributions, Pricing of Transfers and Distributions, Deferral of Transactions

12.           Taxes                                                                      Certain Tax Considerations

13.           Legal Proceedings                                                                   Legal Proceedings

14.           Table of Contents of the Statement of Additional Information             Contents of the Statement of
                                                                                             Additional Information

                                                                                                        SAI Heading

15.           Cover Page                                                        Statement of Additional Information

16.           Table of Contents                                                                   Table of Contents

17.           General Information and History                                General Information Regarding American
                                                                                 Skandia Life Assurance Corporation

18.           Services                                                                         Independent Auditors

19.           Purchase of Securities Being Offered                                        Noted in Prospectus under
                                                                                              Sale of the Annuities

20.           Underwriters                                                                    Principal Underwriter


                                   (Continued)





                  CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                             SAI Headings

21.           Calculation of Performance Data                                       Calculation of Performance Data

22.           Annuity Payments                                           Noted in Prospectus under Annuity Payments

23.           Financial Statements                                                Financial Statements for Separate
                                                                                   Account B (Class 2 Sub-accounts)

                                                                                                     Part C Heading

24.           Financial Statements and Exhibits                                                Financial Statements
                                                                                                       and Exhibits

25.           Directors and Officers of the Depositor                           Noted in Prospectus under Executive
                                                                                             Officers and Directors

26.           Persons Controlled by or Under                                               Persons Controlled By or
              Common Control with the                                                 Under Common Control with the
              Depositor or Registrant                                                       Depositor or Registrant

27.           Number of Contractowners                                                     Number of Contractowners

28.           Indemnification                                                                       Indemnification

29.           Principal Underwriters                                                         Principal Underwriters

30.           Location of Accounts and Records                                                 Location of Accounts
                                                                                                        and Records

31.           Management Services                                                               Management Services

32.           Undertakings                                                                             Undertakings


This Prospectus describes a type of annuity (the "Annuity") being offered by American Skandia Life Assurance Corporation ("we", "our" or "us"), One Corporate Drive, Shelton, Connecticut, 06484. This flexible premium Annuity may be offered as individual annuity contracts or as interests in a group annuity. The Table of Contents is on Page 4. Definitions applicable to this Prospectus are on page 6. The highlights of this offering are described beginning on Page 8. This Prospectus contains a detailed discussion of matters you should consider before purchasing this Annuity. A Statement of Additional Information has been filed with the Securities and Exchange Commission and is available from us without charge upon request. The contents of the Statement of Additional Information are described on page 46. The Annuity or certain of its investment options may not be available in all jurisdictions. Various rights and benefits may differ between jurisdictions to meet applicable laws and/or regulations.

A Purchase Payment for this Annuity is assessed any applicable tax charge (see "Tax Charges"). It is then allocated to the investment options you select, except in certain jurisdictions, where allocations of Purchase Payments we receive during the "free-look" period that you direct to any Sub-accounts are temporarily allocated to a money-market type Sub-account (see "Allocation of Net Purchase Payments"). You may transfer Account Value between investment options (see "Investment Options" and "Transfers"). Account Value may be distributed as periodic annuity payments in a "payout phase". Such annuity payments can be guaranteed for life (see "Annuity Payments"). During the "accumulation phase" (the period before any payout phase), you may surrender the Annuity for its Account Value or make withdrawals (see "Distributions"). Such distributions may be subject to tax, including a tax penalty (see "Certain Tax Considerations").


Account Value in the variable investment options increases or decreases daily to reflect investment performance and the deduction of charges. No minimum amount is guaranteed (see "Account Value in the Sub-accounts"). The variable investment options are Class 2 Sub-accounts of American Skandia Life Assurance Corporation Variable Account B ("Separate Account B")(see "Separate Accounts" and "Separate Account B"). Each Sub-account invests exclusively in one portfolio of an underlying mutual fund or in an underlying mutual fund. As of the date of this Prospectus, the underlying mutual funds (and the portfolios of such underlying mutual funds in which Sub-accounts offered pursuant to this Prospectus invest) are: (a) American Skandia Trust (portfolios - JanCap Growth, AST Janus Overseas Growth, Lord Abbett Growth and Income, Federated Utility Income, Federated High Yield, AST Money Market, T. Rowe Price Asset Allocation, T. Rowe Price
International Equity, T. Rowe Price Natural Resources, T. Rowe Price International Bond, T. Rowe Price Small Company Value, Founders Capital Appreciation, Founders Passport, INVESCO Equity Income, PIMCO Total Return Bond, PIMCO Limited Maturity Bond, Berger Capital Growth, Robertson Stephens Value + Growth, AST Putnam Value Growth & Income, AST Putnam International Equity, AST Putnam Balanced, Twentieth Century Strategic Balanced, Twentieth Century International Growth); (b) The Alger American Fund (portfolios - Growth, Small Capitalization, MidCap Growth); (c) Neuberger & Berman Advisers Management Trust (portfolio - Partners); and (d) Montgomery Variable Series (portfolio - Emerging Markets).


In most jurisdictions, Account Value may be allocated to a fixed investment option during the accumulation phase. Account Value so allocated earns a fixed rate of interest for a specified period of time referred to as a Guarantee Period. Guarantee Periods of different durations may be offered (see "Fixed Investment Options"). Such an allocation and the interest earned is guaranteed by us only if held to its Maturity Date. You are cautioned that with respect to the fixed investment options during the accumulation phase, we do not guarantee any minimum amount, because the value may be increased or decreased by a market value adjustment (see "Account Value of the Fixed Allocations"). Assets supporting such allocations in the accumulation phase are held in American Skandia Life Assurance Corporation Separate Account D ("Separate Account D") (see "Separate Accounts" and "Separate Account D").

We guarantee fixed annuity payments. We also guarantee any adjustable annuity payments we may make available (see "Annuity Payments").

This Annuity is designed for use in connection with investment allocation services provided by an Advisor. Before we issue an Annuity, we may require evidence satisfactory to us that you have engaged the services of an Advisor.

                              (continued on Page 2)
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.
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                  FOR FURTHER INFORMATION CALL 1-800-752-6342.


Prospectus Dated:  April 15, 1997   Statement of Additional Information Dated:
CHC2 PROS (04/97)                                 April 15, 1997

Taxes on gains during the accumulation phase may be deferred until you begin to take distributions from your Annuity. Distributions before age 59 1/2 may be subject to a tax penalty. In the payout phase, a portion of each annuity payment may be treated as a return of your "investment in the contract" until it is completely recovered. Transfers between investment options are not subject to taxation. The Annuity may also qualify for special tax treatment under certain sections of the Code, including, but not limited to, Sections 401, 403 or 408 (see "Certain Tax Considerations").

Purchase Payments under these Annuities are not deposits or obligations of, or guaranteed or endorsed by, any bank or bank subsidiary, are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency and are not insured by the Securities Investor Protection Corporation ("SIPC") as to the loss of the principal amount invested. Purchase payments allocated to the variable investment options are subject to investment risks, including possible loss of principal.

                 (This page has been intentionally left blank.)

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                                                     TABLE OF CONTENTS
---------------------------------------------------------------------------------------------------------------------------
DEFINITIONS.....................................................................................................................6
HIGHLIGHTS......................................................................................................................8
AVAILABLE
INFORMATION....................................................................................................................10
INCORPORATION OF CERTAIN DOCUMENTS BY
REFERENCE......................................................................................................................10
CONTRACT EXPENSE
SUMMARY........................................................................................................................10
EXPENSE
EXAMPLES.......................................................................................................................12
CONDENSED FINANCIAL
INFORMATION....................................................................................................................13
         Unit Prices And Numbers of
         Units.................................................................................................................13
INVESTMENT
OPTIONS........................................................................................................................15
         Variable Investment
         Options...............................................................................................................15
         Fixed Investment
         Options...............................................................................................................17
OPERATIONS OF THE SEPARATE
ACCOUNTS.......................................................................................................................18
         Separate.
         Accounts..............................................................................................................18
         Separate Account
         B....................................................................................................................18
         Separate Account
         D....................................................................................................................19
INSURANCE ASPECTS OF THE
ANNUITY.......................................................................................................................19
CHARGES ASSESSED OR ASSESSABLE AGAINST THE
ANNUITY.......................................................................................................................20
         Maintenance
         Fee..................................................................................................................20
         Tax
         Charges..............................................................................................................20
         Transfer
         Fee..................................................................................................................20
         Allocation Of Annuity
         Charges..............................................................................................................20
CHARGES ASSESSED AGAINST THE
ASSETS........................................................................................................................20
         Administration
         Charge...............................................................................................................20
         Mortality and Expense Risk
         Charges..............................................................................................................21
CHARGES OF THE UNDERLYING MUTUAL
FUNDS.........................................................................................................................21
PURCHASING
ANNUITIES.....................................................................................................................21
         Uses Of The
         Annuity..............................................................................................................21
         Application And Initial
         Payment..............................................................................................................21
         Periodic Purchase
         Payments.............................................................................................................22
         Right to Return the
         Annuity..............................................................................................................22
         Allocation of Net Purchase
         Payments.............................................................................................................22
         Balanced Investment
         Program..............................................................................................................22
         Ownership, Annuitant and Beneficiary
         Designations.........................................................................................................22
ACCOUNT VALUE AND SURRENDER
VALUE.........................................................................................................................23
         Account Value in the
         Sub-accounts.........................................................................................................23
         Account Value of the Fixed
         Allocations..........................................................................................................23
RIGHTS, BENEFITS AND
SERVICES......................................................................................................................24
         Additional Purchase
         Payments.............................................................................................................24
         Changing Revocable
         Designations.........................................................................................................24
         Allocation
         Rules................................................................................................................25

         Transfers............................................................................................................25

                  Renewals...................................................................................................26
                  Dollar Cost
                  Averaging..................................................................................................26

                  Rebalancing................................................................................................27

         Distributions.......................................................................................................27

                  Surrender..................................................................................................27
                  Partial
                  Withdrawals................................................................................................27
                  Systematic
                  Withdrawals................................................................................................28
                  Minimum
                  Distributions..............................................................................................28
                  Death
                  Benefit....................................................................................................28
                  Annuity
                  Payments...................................................................................................29
                  Qualified Plan Withdrawal
                  Limitations................................................................................................31
         Pricing of Transfers and
         Distributions.......................................................................................................31
         Voting
         Rights..............................................................................................................31
         Transfers, Assignments or
         Pledges.............................................................................................................32
         Reports to
         You.................................................................................................................32
SALE OF THE
ANNUITIES....................................................................................................................32

         Distribution........................................................................................................32
         Advertising.........................................................................................................32
CERTAIN TAX
CONSIDERATIONS...............................................................................................................33
         Our Tax
         Considerations......................................................................................................33
         Tax Considerations Relating to Your
         Annuity.............................................................................................................33
                  Non-natural
                  Persons....................................................................................................33
                  Natural
                  Persons....................................................................................................34

                  Distributions..............................................................................................34
                  Assignments and
                  Pledges....................................................................................................34
                  Penalty on
                  Distributions..............................................................................................34
                  Annuity
                  Payments...................................................................................................35

                  Gifts......................................................................................................35
                  Tax Free
                  Exchanges..................................................................................................35
                  Transfers Between Investment
                  Options....................................................................................................35
                  Generation-Skipping
                  Transfers..................................................................................................35

                  Diversification............................................................................................35
                  Federal Income Tax
                  Withholding................................................................................................35
         Tax Considerations When Using Annuities in Conjunction with Qualified
         Plans...............................................................................................................36
                  Individual Retirement
                  Programs...................................................................................................36
                  Tax Sheltered
                  Annuities.................................................................................................36
                  Corporate Pension and Profit-sharing
                  Plans.....................................................................................................36
                  H.R. 10
                  Plans.....................................................................................................36
                  Tax Treatment of Distributions from Qualified
                  Annuities.................................................................................................36
                  Section 457
                  Plans.....................................................................................................36
OTHER
MATTERS.....................................................................................................................37
         Deferral of
         Transactions.......................................................................................................37
         Resolving Material
         Conflicts..........................................................................................................37

         Modification.......................................................................................................37
         Misstatement of Age or
         Sex................................................................................................................38
         Ending the
         Offer..............................................................................................................38

         Indemnification....................................................................................................38
         Legal
         Proceedings........................................................................................................38
THE
COMPANY.....................................................................................................................38
         Lines of
         Business...........................................................................................................38
         Selected Financial
         Data...............................................................................................................38
         Management's Discussion and Analysis of Financial Condition and Results of
         Operations.........................................................................................................39
         Results of
         Operations.........................................................................................................39
         Liquidity and Capital
         Resources..........................................................................................................40
                  Segment
                  Information...............................................................................................41

         Reinsurance........................................................................................................41
         Surplus
         Notes..............................................................................................................41

         Reserves...........................................................................................................41

         Competition........................................................................................................42

         Employees..........................................................................................................42

         Regulation.........................................................................................................42
         Executive Officers and
         Directors................................................................................... ......................42
         Executive
         Compensation.......................................................................................................45
                  Summary Compensation
                  Table.....................................................................................................45
                  Long-Term Incentive Plans - Awards in the Last Fiscal
                  Year......................................................................................................45
                  Compensation of
                  Directors.................................................................................................46
                  Compensation Committee Interlocks and Insider
                  Participation.............................................................................................46
CONTENTS OF THE STATEMENT OF ADDITIONAL
INFORMATION.................................................................................................................46
FINANCIAL
STATEMENTS..................................................................................................................46
APPENDIX A  FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE
CORPORATION.................................................................................................................47
APPENDIX B  SHORT DESCRIPTIONS OF THE UNDERLYING MUTUAL FUNDS' PORTFOLIO INVESTMENT
   OBJECTIVES AND
POLICIES....................................................................................................................47

DEFINITIONS: The following are key terms used in this Prospectus. Other terms are defined in this Prospectus as they appear.

ACCOUNT VALUE is the value of each allocation to a Sub-account or a Fixed Allocation prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges thereon, before assessment of any applicable maintenance fee. Account Value is determined separately for each Sub-account and for each Fixed Allocation, and then totaled to determine Account Value for your entire Annuity. Account Value of each Fixed Allocation on other than such Fixed Allocation's Maturity Date may be calculated using a market value adjustment.

ADVISOR is a person or entity: (a) registered under the Investment Advisers Act of 1940, as amended, and, where applicable, under equivalent state law or regulation regarding the registration of investment advisors; or (b) that may provide investment advisory services but is exempt from such registration.

ANNUITANT is the person upon whose life your Annuity is written.

ANNUITY is the type of annuity being offered pursuant to this Prospectus. It is also, if issued, your individual Annuity, or with respect to a group Annuity, the certificate evidencing your participation in a group Annuity. It also represents an account we set up and maintain to track our obligations to you.

ANNUITY DATE is the date annuity payments are to commence.

ANNUITY YEARS are continuous 12-month periods commencing on the Issue Date and each anniversary of the Issue Date.

APPLICATION is the enrollment form or application form we may require you to submit for an Annuity.

BENEFICIARY is a person designated as the recipient of the death benefit.

CODE is the Internal Revenue Code of 1986, as amended from time to time.

CONTINGENT ANNUITANT is the person named to become the Annuitant on the Annuitant's death prior to the Annuity Date.

CURRENT RATES are the interest rates we offer to credit to Fixed Allocations for the duration of newly beginning Guarantee Periods under this Annuity. Current Rates are contained in a schedule of rates established by us from time to time for the Guarantee Periods then being offered. We may establish different schedules for different classes and for different annuities.

FIXED ALLOCATION is an allocation of Account Value that is to be credited a fixed rate of interest for a specified Guarantee Period during the accumulation phase and is to be supported by assets in Separate Account D.

GUARANTEE PERIOD is a period of time during the accumulation phase during which we credit a fixed rate of interest on a Fixed Allocation.

IN WRITING is in a written form satisfactory to us and filed at the Office.

INTERIM VALUE is, as of any particular date, the initial value of a Fixed Allocation plus all interest credited thereon, less the sum of all previous transfers and withdrawals of any type from such Fixed Allocation of such Interim Value and interest thereon from the date of each withdrawal or transfer.

ISSUE DATE is the effective date of your Annuity.

MVA is a market value adjustment used in the determination of Account Value of each Fixed Allocation as of a date other than such Fixed Allocation's Maturity Date, and, where required by law, the 30 days prior to the Maturity Date.

MATURITY DATE is the last day in a Guarantee Period.

MINIMUM DISTRIBUTIONS are minimum amounts that must be distributed each year from an Annuity if used in relation to certain qualified plans under the Code.

NET PURCHASE PAYMENT is a Purchase Payment less any applicable charge for taxes.

OFFICE is our business office, American Skandia Life Assurance Corporation, One Corporate Drive, P.O. Box 883, Shelton, Connecticut 06484.

OWNER is either an eligible entity or person named as having ownership rights in relation to an Annuity issued as an individual contract. An Annuity may be issued as a certificate evidencing interest in a group annuity contract. If so, the rights, benefits and requirements of and the events relating to an Owner, as described in this Prospectus, will be the rights, benefits and requirements of and events relating to the person or entity designated as the participant in such certificate.

PURCHASE PAYMENT is a cash consideration you give to us for certain rights, privileges and benefits provided under an Annuity according to its terms.


SUB-ACCOUNT is a division of Separate Account B. We use Sub-accounts to calculate variable benefits under this Annuity.

SYSTEMATIC WITHDRAWAL is one of a plan of periodic withdrawals of Account Value during the accumulation phase. Such a plan is subject to our rules.

UNIT is a measure used to calculate your Account Value in a Sub-account prior to the Annuity Date.

UNIT PRICE is used for calculating: (a) the number of Units allocated to a Sub-account; and (b) the value of transactions into or out of a Sub-account or benefits based on Account Value in a Sub-account prior to the Annuity Date. Each Sub-account has its own Unit Price which will vary each Valuation Period to reflect the investment experience of that Sub-account.

VALUATION DAY is every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"We", "us", "our" or "the Company" means American Skandia Life Assurance Corporation.

"You" or "your" means the Owner.

HIGHLIGHTS:  The following are only the  highlights of the Annuity being offered
pursuant  to  this  Prospectus.   A  more  detailed  description  follows  these
highlights.

         (1) Investment Options: We currently offer multiple variable and, in most jurisdictions, fixed investment options.

During the accumulation phase, we currently offer a number of variable investment options. Each of these investment options is a Class 2 Sub-account of Separate Account B. Each Sub-account invests exclusively in one underlying mutual fund, or a portfolio of an underlying mutual fund. The underlying mutual fund portfolios are managed by various investment advisors, and in certain cases, various sub-advisors. A short description of the investment objectives and policies is found in Appendix B. Certain variable investment options may not be available in all jurisdictions.


As of the date of this Prospectus, the underlying mutual funds (and the portfolios of such underlying mutual funds in which Sub-accounts offered pursuant to this Prospectus invest) are: (a) American Skandia Trust (portfolios
- JanCap Growth, AST Janus Overseas Growth, Lord Abbett Growth and Income, Federated Utility Income, Federated High Yield, AST Money Market, T. Rowe Price Asset Allocation, T. Rowe Price International Equity, T. Rowe Price Natural Resources, T. Rowe Price International Bond, T. Rowe Price Small Company Value, Founders Capital Appreciation, Founders Passport, INVESCO Equity Income, PIMCO Total Return Bond, PIMCO Limited Maturity Bond, Berger Capital Growth, Robertson Stephens Value + Growth, AST Putnam Value Growth & Income, AST Putnam International Equity, AST Putnam Balanced, Twentieth Century Strategic Balanced, Twentieth Century International Growth); (b) The Alger American Fund (portfolios
- Growth, Small Capitalization, MidCap Growth); (c) Neuberger & Berman Advisers Management Trust (portfolio - Partners); and (d) Montgomery Variable Series (portfolio - Emerging Markets).


In most jurisdictions, we also offer the option during the accumulation phase of earning one or more fixed rates of interest on all or a portion of your Account Value. As of the date of this Prospectus, we offered the option to make allocations at interest rates that could be guaranteed for 1, 2, 3, 5, 7 and 10 years. Each such Fixed Allocation earns the fixed interest rate applicable as of the date of such allocation. The interest rate credited to a Fixed Allocation does not change during its Guarantee Period. You may maintain multiple Fixed Allocations. From time-to-time we declare Current Rates for Fixed Allocations beginning a new Guarantee Period. The rates we declare are subject to a minimum, but we may declare higher rates. The minimum is determined in relation to an index that we do not control.

The end of a Guarantee Period for a specific Fixed Allocation is called its Maturity Date. At that time, the Guarantee Period normally "renews" and we begin crediting interest for a new Guarantee Period lasting the same amount of time as the one just ended. That Fixed Allocation then earns interest during the new Guarantee Period at a rate that is not less than the one then being earned by Fixed Allocations for that Guarantee Period by new Annuity purchasers in the same class. You also may choose a different Guarantee Period from among those we are then currently making available or you may transfer that Account Value to a variable Sub-account.

In the payout phase, you may elect fixed annuity payments based on our then current annuity rates. We also may make available adjustable annuity rates.

For more information, see the section entitled "Investment Options", including the following subsections: (a) Variable Investment Options; and (b) Fixed Investment Options.

         (2) Operations of the Separate Accounts: In the accumulation phase, the assets supporting guarantees we make in relation to Fixed Allocations are held in our Separate Account D. This is a "non-unitized" separate account. However, values and benefits calculated on the basis of Fixed Allocations are guaranteed by our general account. In the payout phase, fixed annuity payments and any adjustable annuity payments we may make available are also guaranteed by our general account, but the assets supporting such payments are not held in Separate Account D.

In the accumulation phase, the assets supporting the Account Values maintained in the Sub-accounts are held in our Separate Account B. These are Class 2 Sub-accounts of Separate Account B. Values and benefits based on these Sub-accounts are not guaranteed and will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable.

For more information, see the section entitled "Operations of the Separate Accounts", including the following subsections: (a) Separate Accounts; (b) Separate Account B; and (c) Separate Account D.

         (3) Insurance Aspects of the Annuity: There are insurance risks which we bear in relation to the Annuity. For more information, see the section entitled "Insurance Aspects of the Annuity".

         (4) Charges Assessed or Assessable Against the Annuity: The Annuity charges which are assessed or may be assessable under certain circumstances are the maintenance fee, a charge for taxes and a transfer fee. These charges are allocated according to our rules. We may also charge for certain special services. For more information, see the section entitled "Charges Assessed or Assessable Against the Annuity", including the following subsections: (a) Maintenance Fee; (b) Tax Charges; (c) Transfer Fee; and (d) Allocation of Annuity Charges.

         (5) Charges Assessed Against the Assets: The charges assessed against assets in the Sub-accounts are the administration charge and the mortality and expense risk charges. There are no charges deducted from the assets supporting Fixed Allocations. For more information, see the section entitled "Charges Assessed Against the Assets", including the following subsections: (a) Administration Charge; and (b) Mortality and Expense Risk Charges.

         (6) Charges Of The Underlying Mutual Funds: Each underlying mutual fund assesses various charges, including charges for investment management and investment advisory fees. These charges generally differ between portfolios within the same underlying mutual fund. You will find additional details in each fund prospectus and its statement of additional information.

         (7) Purchasing Annuities: Annuities are available for multiple uses, including as a funding vehicle for various retirement programs which qualify for special treatment under the Code. We may require a properly completed Application, an acceptable Purchase Payment, evidence that you have engaged the services of an Advisor (e.g. a properly registered investment advisory firm or bank) and any other materials under our underwriting rules before we agree to issue an Annuity. You have the right to return an Annuity within a "free-look" period if you are not satisfied with it. In most jurisdictions, the initial Purchase Payment and any Purchase Payments received during the "free-look" period are allocated according to your instructions. In jurisdictions that require a "free-look" provision such that, if the Annuity is returned under that provision, we must return at least your Purchase Payments less any withdrawals, we temporarily allocate such Purchase Payments to the AST Money Market Sub-account. Where permitted by law in such jurisdictions, we will allocate such Purchase Payments according to your instructions, without any temporary allocation to the AST Money Market Sub-account, if you execute a return waiver. We offer a balanced investment program in relation to your initial Purchase Payment. Certain designations must be made, including an Owner and an Annuitant. You may also make certain other designations that apply to the Annuity if issued. These designations include a contingent Owner, a Contingent Annuitant (Contingent Annuitants may be required in conjunction with certain uses of the Annuity), a Beneficiary, and a contingent Beneficiary. See the section entitled "Purchasing Annuities", including the following subsections: (a) Uses of the Annuity; (b) Application and Initial Payment; (c) Periodic Purchase Payments;
(d) Right to Return the Annuity; (e) Allocation of Net Purchase Payments; (f) Balanced Investment Program; and (g) Ownership, Annuitant and Beneficiary Designations.

         (8) Account Value: In the accumulation phase your Annuity has an Account Value. Your total Account Value as of a particular date is the sum of your Account Value in each Sub-account and in each Fixed Allocation. To determine your Account Value in each Sub-account we multiply the Unit Price as of the Valuation Period for which the calculation is being made times the number of Units attributable to you in that Sub-account as of that Valuation Period. We also determine your Account Value separately for each Fixed Allocation. A Fixed Allocation's Account Value as of a particular date is determined by multiplying its then current Interim Value times the MVA. No MVA applies to a Fixed Allocation as of its Maturity Date. Upon surrender, the Account Value payable from any Sub-accounts is reduced by the maintenance fee. For more information, see the section entitled "Account Value", including the following subsections:
(a)  Account  Value  in  the  Sub-accounts;  and  (b)  Account  Value  of  Fixed
Allocations.

         (9) Rights, Benefits and Services: You have a number of rights and benefits under an Annuity once issued. We also currently provide a number of services to Owners. These rights, benefits and services are subject to a number of rules and conditions. These rights, benefits and services include, but are not limited to, those described in this Prospectus. We accept additional Purchase Payments during the accumulation phase. We support certain periodic Purchase Payments, subject to our rules. You may change revocable designations. You may transfer Account Values between investment options. Transfers in excess of 12 per year are subject to a fee. We offer dollar cost averaging and rebalancing during the accumulation phase. During the accumulation phase, surrender and partial withdrawals are available. In the accumulation phase we offer Systematic Withdrawals and, for Annuities used in qualified plans, Minimum Distributions. We offer fixed annuity options, and may offer adjustable annuity options, that can guarantee payments for life. In the accumulation phase, a death benefit may be payable. You may transfer or assign your Annuity unless such rights are limited in conjunction with certain uses of the Annuity. You may exercise certain voting rights in relation to the underlying mutual fund portfolios in which the Sub-accounts invest. You have the right to receive certain reports periodically.

For additional information, see the section entitled "Rights, Benefits and Services" including the following subsections: (a) Additional Purchase Payments;
(b) Changing Revocable Designations; (c) Allocation Rules; (d) Transfers; (e) Renewals; (f) Dollar Cost Averaging; (g) Rebalancing; (h) Distributions (including: (i) Surrender; (ii) Partial Withdrawals; (iii) Systematic Withdrawals; (iv) Minimum Distributions; (v) Death Benefit; (vi) Annuity Payments; and (vii) Qualified Plan Withdrawal Limitations); (i) Pricing of Transfers and Distributions; (j) Voting Rights; (k) Transfers, Assignments and Pledges; and (l) Reports to You.

         (10) The Company: American Skandia Life Assurance Corporation is a wholly owned subsidiary of American Skandia Investment Holding Corporation, whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is a Swedish company that holds a number of insurance companies in many countries. The predecessor to Skandia Insurance Company Ltd. commenced operations in 1855. For more information, see the section entitled The Company and the following subsections: (a) Lines of Business; (b) Selected Financial Data; (c) Management's Discussion and Analysis of Financial Condition and Results of Operations (including: (i) Results of Operations; (ii) Liquidity and Capital Resources; and (iii) Segment Information); (d) Reinsurance; (e) Reserves; (f) Competition; (g) Employees; (h) Regulation; (i) Executive Officers and Directors; and (j) Executive Compensation (including: (i) Summary Compensation Table; (ii) Long Term Incentive Plans-Awards in the Last Fiscal Year; (iii) Compensation of Directors; and (iv) Compensation Committee Interlocks and Insider Participation).

AVAILABLE INFORMATION: A Statement of Additional Information is available from us without charge upon request by filling in the coupon at the end of the Prospectus and sending it (or a written request) to American Skandia Life Assurance Corporation, Concierge Desk, P.O. Box 883, Shelton, CT 06484. It includes further information, as described in the section of this Prospectus entitled "Contents of the Statement of Additional Information". This Prospectus is part of the registration statements we filed with the Securities and Exchange Commission ("SEC") regarding this offering. Additional information on us and this offering is available in those registration statements and the exhibits thereto. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549. You may inspect and copy those registration statements and the exhibits thereto at the SEC's public reference facilities at the above address, Rm. 1024, and at the SEC's Regional Offices, 7 World Trade Center, New York, NY, and the Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, IL.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE: To the extent and only to the extent that any statement in a document incorporated by reference into this Prospectus is modified or superseded by a statement in this Prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Prospectus.

We furnish you without charge a copy of any or all of the documents incorporated by reference in this Prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-(800) 752-6342.

CONTRACT EXPENSE SUMMARY: The summary provided below includes information regarding the expenses for your Annuity, for the Sub-accounts and for the underlying mutual fund portfolios. More detail regarding the expenses of the underlying mutual funds and their portfolios may be found either in the prospectuses for such mutual funds or in the annual reports of such mutual funds. The expenses of our Sub-accounts (not those of the underlying mutual fund portfolios in which our Sub-accounts invest) are the same no matter which Sub-account you choose. Therefore, these expenses are only shown once below. In certain states, premium taxes may be applicable.

                                                     Your Transaction Expenses

Sales Charge                                                                                                                  None

Annual Maintenance Fee                                                                   Smaller of $35.00 or 2% of Account Value

Tax Charges                                                           Dependent on the requirements of the applicable jurisdiction

Transfer Fee                                                        $10.00 for each transfer after the twelfth in any Annuity Year

                         Annual Expenses of the Sub-accounts (as a percentage of average daily net assets)

Mortality and Expense Risk Charges                                                                                           0.50%
Administration Charge                                                                                                        0.15%
                                                                                                                             -----
Total Annual Expenses of the Sub-accounts                                                                                    0.65%

Underlying Mutual Fund Portfolio Annual Expenses (as a percentage of average net assets)

Unless otherwise shown, the expenses shown below are for the year ending December 31, 1995. "N/A" shown below indicates that no entity has agreed to reimburse the particular expense indicated.

                                                                                               Total        Total
                                                                                               Annual       Annual
                                    Management   Management     Other           Other          Expenses     Expenses
                                    Fee          Fee            Expenses        Expenses       after any    without any
                                    after any    without any    after any       without any    applicable   applicable
Portfolio:                          voluntary    voluntary      applicable      applicable     waiver or    waiver or
                                    waiver       waiver         reimbursement   reimbursement  reimbursementreimbursement
------------------------------------------------------------------------------------------------------------------------------------
American Skandia Trust
  JanCap Growth                       N/A         0.90%            0.22%          0.22%           1.12%        1.12%
  AST Janus Overseas Growth(1)        N/A         1.00%            0.42%          0.42%           1.42%        1.42%
  Lord Abbett Growth and Income       N/A         0.75%            0.24%          0.24%           0.99%        0.99%
  Federated Utility Income(8)         N/A         0.69%            0.24%          0.24%           0.93%        0.93%
  Federated High Yield                N/A         0.75%            0.36%          0.36%           1.11%        1.11%
  AST Money Market                  0.45%         0.50%            0.15%          0.22%           0.60%        0.72%
  T. Rowe Price Asset Allocation      N/A         0.85%            0.40%          0.44%           1.25%        1.29%
  T. Rowe Price International Equity  N/A         1.00%            0.33%          0.33%           1.33%        1.33%
  T. Rowe Price Natural Resources(2)  N/A         0.90%            0.45%          0.90%           1.35%        1.80%
  T. Rowe Price International Bond(3) N/A         0.80%            0.53%          0.53%           1.33%        1.33%
  T. Rowe Price Small Company Value(1)N/A         0.90%            0.37%          0.37%           1.27%        1.27%
  Founders Capital Appreciation       N/A         0.90%            0.32%          0.32%           1.22%        1.22%
  Founders Passport(2)(4)             N/A         1.00%            0.46%          0.46%           1.46%        1.46%
  INVESCO Equity Income               N/A         0.75%            0.23%          0.23%           0.98%        0.98%
  PIMCO Total Return Bond             N/A         0.65%            0.24%          0.24%           0.89%        0.89%
  PIMCO Limited Maturity Bond(2)      N/A         0.65%            0.24%          0.24%           0.89%        0.89%
  Berger Capital Growth               N/A         0.75%            0.42%          0.42%           1.17%        1.17%
  Robertson Stephens Value + Growth(5)N/A         1.00%            0.45%          0.61%           1.45%        1.61%
  AST Putnam Value Growth & Income(1) N/A         0.75%            0.33%          0.33%           1.08%        1.08%
  AST Putnam International Equity(6)  N/A         0.90%            0.27%          0.27%           1.17%        1.17%
  AST Putnam Balanced(7)              N/A         0.75%            0.24%          0.24%           0.99%        0.99%
  Twentieth Century Strategic Balanced(1)
                                      N/A         0.85%            0.33%          0.33%           1.18%        1.18%
  Twentieth Century International Growth(1)
                                      N/A         1.00%            0.42%          0.42%           1.42%        1.42%

The Alger American Fund
  Growth                              N/A         0.75%            0.10%          0.10%           0.85%        0.85%
  Small Capitalization                N/A         0.85%            0.07%          0.07%           0.92%        0.92%
  MidCap Growth                       N/A         0.80%            0.10%          0.10%           0.90%        0.90%

Neuberger & Berman Advisers
   Management Trust
  Partners(9)                         N/A         0.85%            0.30%          0.30%           1.15%        1.15%

Montgomery Variable Series
  Emerging Markets(10)                N/A         1.25%            0.50%          0.50%           1.75%        1.75%

(1) These Portfolios are first being offered as of the date of this Prospectus. Expenses shown are estimated and annualized. (2) These Portfolios commenced operation in May, 1995. Expenses shown are annualized. (3) Prior to May 1, 1996, the Investment Manager had engaged Scudder, Stevens & Clark, Inc. as Sub-advisor for the Portfolio (formerly, the AST Scudder International Bond Portfolio), for a total Investment Management fee payable at the annual rate of 1.00% of the average daily net assets of the Portfolio. As of May 1, 1996, the Investment Manager has engaged Rowe Price-Fleming International, Inc. as Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of .80% of the average daily net assets of the Portfolio. The Management Fee in the above chart has been stated to reflect the current Investment Management fee payable to the Investment Manager. (4) Prior to October 15, 1996, the Investment Manager had engaged Seligman Henderson Co. as Sub-advisor for the Portfolio (formerly, the Seligman Henderson International Small Cap Portfolio), for a total Investment Management fee payable at the annual rate of 1.0% of the average daily nets assets of the Portfolio. As of October 15, 1996, the Investment Manager has engaged Founders Asset Management, Inc. as Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 1.0% of the average daily net assets of the Portfolio. The Management Fee in the above chart has been stated to reflect the current Investment Management fee payable to the Investment Manager. (5) This Portfolio commenced operation in May, 1996. Expenses shown are estimated and annualized. (6) Prior to October 15, 1996, the Investment Manager had engaged Seligman Henderson Co. as Sub-advisor for the Portfolio (formerly, the Seligman Henderson International Equity Portfolio), for a total Investment Management fee payable at the annual rate of 1.0% of the average daily nets assets of the Portfolio. The Investment Manager had also voluntarily agreed to waive a portion of its fee equal to .15% on assets in excess of $75 million. As of October 15, 1996, the Investment
Manager has engaged Putnam Investment Management, Inc. as Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 1.0% of the average daily net assets of the Portfolio not in excess of $75 million; plus .85% of the Portfolio's average daily net assets over $75 million. The Management Fee in the above chart has been stated to reflect the current Investment Management fee payable to the Investment Manager. (7) Prior to October 15, 1996, the Investment Manager had engaged Phoenix Investment Counsel, Inc. as Sub-advisor for the Portfolio (formerly, the AST Phoenix Balanced Asset Portfolio), for a total Investment Management fee payable at the annual rate of
 .75% of the average daily net assets of the Portfolio not in excess of $75 million; plus .65% of the Portfolio's average daily net assets in excess of $75 million. As of October 15, 1996, the Investment Manager has engaged Putnam Investment Management, Inc. as Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of .75% of the average daily net assets of the Portfolio not in excess of $300 million; plus .70% of the Portfolio's average daily net assets in excess of $300 million. The Management Fee in the above chart has been stated to reflect the current
Investment Management fee payable to the Investment Manager. (8) The maximum Management Fee payable is 0.75%. The 0.69% above reflects the actual Management Fee expense for the year ended December 31, 1996, which takes into account the reduced Management Fee rate of 0.60% on average net assets in excess of $50 million. (9) The "Management Fee" includes the aggregate of administration fees paid by the Partners Portfolio of the Neuberger & Berman Advisers Management Trust ("AMT") and the management fees paid by the Series of AMT in which that Portfolio invests, and "Other Expenses" include all other expenses of the Portfolio and the corresponding Series. (See "Expenses" in the AMT prospectus). The Management Fee has been restated to reflect current expenses. (10) This Portfolio commenced operation on February 2, 1996. Expenses shown are estimated and annualized.

The underlying mutual fund portfolio information was provided by the underlying mutual funds. The Company has not independently verified such information.

The expenses of the underlying mutual fund portfolios either are currently being partially reimbursed or may be partially reimbursed in the future. Management Fees, Other Expenses and Total Annual Expenses are provided above on both a reimbursed and not reimbursed basis, if applicable. See the prospectuses or statements of additional information of the underlying mutual funds for details.

EXPENSE EXAMPLES: The examples which follow are designed to assist you in understanding the various costs and expenses you will bear directly or indirectly if you maintain Account Value in the Sub-accounts. The examples reflect expenses of our Sub-accounts, as well as those for the underlying mutual fund portfolios.


The examples shown assume that: (a) all your Account Value is maintained only in Sub-accounts; (b) fees and expenses remain constant; (c) there are no withdrawals of Account Value during the period shown; (d) there are no transfers or other transactions subject to a fee during the period shown; (e) no tax charge applies; (f) the $35 Annual Maintenance Fee is represented as a .15% charge based on our assumed average contract size; and (g) the expenses throughout the period for the underlying mutual fund portfolios will be the lower of the expenses without any applicable reimbursement or expenses after any applicable reimbursement, as shown above in the section entitled Contract Expense Summary.


THE EXAMPLES ARE ILLUSTRATIVE ONLY - THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The Sub-accounts are referred to below by their specific names.

Examples (amounts shown are rounded to the nearest dollar)

Whether or not you surrender your Annuity at the end of the applicable time period or begin taking annuity payments at such time, you would pay the following expenses on a $1,000.00 investment, assuming 5% annual return on assets:

                                                                          After:
                                                            1 yr.            3 yrs.           5 yrs.            10 yrs.
Sub-accounts
JanCap Growth 2                                              20                61              104                223
AST Janus Overseas Growth 2                                  23                70              119                254
LA Growth and Income 2                                       18                56               96                208
Fed Utility Inc 2                                            18                55               94                202
Fed High Yield 2                                             20                61              104                222
AST Money Market 2                                           14                44               76                165
T. Rowe Price Asset Allocation 2                             21                65              111                238
T. Rowe Price International Equity 2                         22                67              115                245
T. Rowe Price Natural Resources 2                            22                68              116                248
T. Rowe Price International Bond 2                           22                67              115                245
T. Rowe Price Small Company Value 2                          21                65              111                238
Founders Capital Appreciation 2                              21                64              109                234
Founders Passport 2                                          23                71              121                258
INVESCO Equity Income 2                                      18                56               96                208
PIMCO Total Return Bond 2                                    17                53               91                198
PIMCO Limited Maturity Bond 2                                17                53               91                198
Berger Capital Growth 2                                      20                62              106                228
RS Value + Growth 2                                          23                71              121                258
AST Putnam Value Growth & Income 2                           19                59              101                218
AST Putnam International Equity 2                            20                62              106                228
AST Putnam Balanced 2                                        18                56               96                208
Twentieth Century Strategic Balanced 2                       20                62              107                229
Twentieth Century International Growth 2                     23                70              119                254
AA Growth 2                                                  17                52               89                193
AA Small Capitalization 2                                    18                55               94                202
AA MidCap Growth 2                                           17                53               92                199
NB Partners 2                                                20                61              105                226
MV Emerging Markets 2                                        26                80              136                288

CONDENSED FINANCIAL INFORMATION: The Unit Prices and number of Units in a number of the Sub-accounts are shown below, as is yield information on the AST Money Market 2 Sub-account.

Unit Prices And Numbers of Units: The following table shows: (a) the Unit Price as of the dates shown for Units in each of the Class 2 Sub-accounts of Separate Account B available as investment options on or before 12/31/1995 in other annuities we offer; and (b) the number of Units outstanding in each Sub-account as of the dates shown. The year in which operations commenced in each such Sub-account is noted in parentheses. The portfolios in which a particular Sub-account invests may or may not have commenced operations prior to the date such Sub-account commenced operations. The initial offering price for each Sub-account was $10.00.

The total annual expenses of the Class 2 Sub-accounts from 7/1/1994 until the Valuation Date immediately prior to the date of this Prospectus were 0.90%. Prior to 7/1/1994, the total annual expenses included an investment allocation services charge of 1.00%, so the total annual expenses were 1.90%. As of the date of this Prospectus, such total annual expenses were reduced to 0.65%. Therefore, Unit Prices as of the dates shown reflect the actual total annual expenses assessed against the Class 2 Sub-accounts.

                                     Sub-Account and the Year Sub-Account Operations Commenced


                                              LA               AST
                                            Growth           Putnam                               AST               Fed
                          JanCap              and         International       Founders           Money            Utility
                         Growth 2          Income 2         Equity 2         Passport 2        Market 2          Income 2
                          (1993)            (1993)           (1993)            (1995)           (1993)            (1993)
                          ------            ------           ------            ------           ------            ------

No. of Units
as of 12/31/95          384,701           498,080          452,589           137,991          968,666           164,976
as of 12/31/94          187,924           238,128          199,313                 0          880,903            86,555
as of 12/31/93           17,956             9,793           12,521                 0           36,093               467

Unit Price
as of 12/31/95           $13.04            $13.04           $11.29            $10.27           $10.70            $11.59
as of 12/31/94             9.54             10.21            10.36                 0            10.23              9.27
as of 12/31/93            10.13             10.13            10.23                 0            10.00             10.10

                                     Sub-Account and the Year Sub-Account Operations Commenced

                                                             T. Rowe           T. Rowe          T. Rowe           T. Rowe
                            Fed               AST             Price             Price            Price             Price
                           High             Putnam            Asset         International      Natural         International
                          Yield 2         Balanced 2      Allocation 2        Equity 2        Resources 2         Bond 2
                          (1993)            (1993)           (1993)            (1993)           (1995)            (1993)
                          ------             -----           ------            ------           ------            ------
No. of Units
as of 12/31/95          300,107           239,737           89,787           610,851           27,379           127,373
as of 12/31/94          122,508           114,927           74,058           301,423                0            25,171
as of 12/31/93                0             6,185                0                 0                0                 0

Unit Price
as of 12/31/95           $11.32            $12.04           $11.98            $10.44           $11.04            $10.58
as of 12/31/94             9.56              9.91             9.80              9.49                0              9.61
as of 12/31/93                0             10.04                0                 0                0                 0

                                     Sub-Account and the Year Sub-Account Operations Commenced

                                                              PIMCO             PIMCO
                         Founders           INVESCO           Total            Limited          Berger
                          Capital           Equity           Return           Maturity          Capital             AA
                      Appreciation 2       Income 2          Bond 2            Bond 2          Growth 2          Growth 2
                          (1993)            (1993)           (1993)            (1995)           (1993)            (1993)
                          ------            ------           ------            ------           ------            ------

No. of Units
as of 12/31/95          221,840           293,340          846,356           399,158           89,474           506,542
as of 12/31/94           96,278           150,719          256,950                 0            3,419           177,825
as of 12/31/93                0                 0                0                 0                0             4,589

Unit Price
as of 12/31/95           $14.04            $12.39           $11.32            $10.41           $12.27            $13.86
as of 12/31/94            10.69              9.62             9.62                 0             9.95             10.26
as of 12/31/93                0                 0                0                 0                0             10.25

            Sub-Account and the Year Sub-Account Operations Commenced

                            AA                AA
                           Small            MidCap             NB
                           Cap 2           Growth 2        Partners 2
                          (1993)            (1993)           (1995)
                           -----            ------           ------

No. of Units
as of 12/31/95          321,334           204,227          230,034
as of 12/31/94          187,387            61,104                0
as of 12/31/93           17,264             3,255                0

Unit Price
as of 12/31/95           $14.22            $14.82           $12.09
as of 12/31/94             9.94             10.36                0
as of 12/31/93            10.55             10.67                0

The financial statements of the Class 2 Sub-accounts being offered to you that were available as investment options in 1995 are found in the Statement of Additional Information.

         Yields on Money Market Sub-account: Shown below are the current and hypothetical yields for a hypothetical contract. The yield is calculated based on the hypothetical performance of the AST Money Market 2 Sub-account, assuming total annual expenses of 0.65%, during the last seven days of the calendar year ending prior to the date of this Prospectus. At the beginning of the seven day period, the hypothetical contract had a balance of one Unit. The current and effective yields reflect the recurring charges against the Sub-account. Please note that current and effective yield information will fluctuate. This information may not provide a basis for comparisons with deposits in banks and other institutions which pay a fixed yield over a stated period of time, or with investment companies which do not serve as underlying funds for variable annuities.

     Sub-account               Current Yield              Effective Yield
  AST Money Market 2               6.10%                       6.29%

INVESTMENT OPTIONS: We offer a range of variable and fixed options as ways to invest your Account Value.

         Variable Investment OptionsVariable Investment Options: During the accumulation phase, we offer a number of Sub-accounts as variable investment options. These are all Class 2 Sub-accounts of American Skandia Life Assurance Corporation Variable Account B ("Separate Account B"). Each of these Sub-accounts invests exclusively in one underlying mutual fund, or a portfolio of an underlying mutual fund. As of the date of this Prospectus, our Sub-accounts and the underlying mutual funds or portfolios in which they invest are as follows:

                      Underlying Mutual Fund:                                          The Alger American Fund

                      Sub-account                                             Underlying Mutual Fund Portfolio

                      AA Growth 2                                                                       Growth
                      AA Small Capitalization 2                                           Small Capitalization
                      AA MidCap Growth 2                                                         MidCap Growth

                      Underlying Mutual Fund:                                      Neuberger & Berman Advisers
                                                                                              Management Trust

                      Sub-account                                             Underlying Mutual Fund Portfolio

                      NB Partners 2                                                                   Partners


                      Underlying Mutual Fund:                                           American Skandia Trust

                      Sub-account                                            Underlying Mutual Fund Portfolio


                      JanCap Growth 2                                                            JanCap Growth
                      AST Janus Overseas Growth 2                                    AST Janus Overseas Growth
                      LA Growth and Income 2                                     Lord Abbett Growth and Income
                      Fed Utility Inc 2                                               Federated Utility Income
                      Fed High Yield 2                                                    Federated High Yield
                      AST Money Market 2                                                      AST Money Market
                      T. Rowe Price Asset Allocation 2                          T. Rowe Price Asset Allocation
                      T. Rowe Price International Equity 2                  T. Rowe Price International Equity
                      T. Rowe Price Natural Resources 2                        T. Rowe Price Natural Resources
                      T. Rowe Price International Bond 2                      T. Rowe Price International Bond
                      T. Rowe Price Small Company Value 2                    T. Rowe Price Small Company Value
                      Founders Capital Appreciation 2                            Founders Capital Appreciation
                      Founders Passport 2                                                    Founders Passport
                      INVESCO Equity Income 2                                            INVESCO Equity Income
                      PIMCO Total Return Bond 2                                        PIMCO Total Return Bond
                      PIMCO Limited Maturity Bond 2                                PIMCO Limited Maturity Bond
                      Berger Capital Growth 2                                            Berger Capital Growth
                      RS Value + Growth 2                                    Robertson Stephens Value + Growth
                      AST Putnam Value Growth & Income 2                      AST Putnam Value Growth & Income
                      AST Putnam International Equity 2                        AST Putnam International Equity
                      AST Putnam Balanced 2                                                AST Putnam Balanced
                      Twentieth Century Strategic Balanced 2              Twentieth Century Strategic Balanced
                      Twentieth Century International Growth 2          Twentieth Century International Growth


                      Underlying Mutual Fund:                                       Montgomery Variable Series

                      Sub-account                                            Underlying Mutual Fund Portfolio

                      MV Emerging Markets 2                      Montgomery Variable Series:  Emerging Markets

Certain Sub-accounts may not be available in all jurisdictions.

We may make other underlying mutual funds available by creating new Sub-accounts. Additionally, new portfolios may be made available by the creation of new Sub-accounts from time to time. Such a new portfolio of an underlying mutual fund may be disclosed in its prospectus. However, addition of a portfolio does not require us to create a new Sub-account to invest in that portfolio. We may take other actions in relation to the Sub-accounts and/or Separate Account B (see "Modifications").

Each underlying mutual fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end management investment company. Each underlying mutual fund or portfolio thereof may or may not be diversified as defined in the 1940 Act. As of the date of this Prospectus, the portfolios in which Sub-accounts offered pursuant to this Prospectus invest are those shown above. A summary of the investment objectives and policies of such underlying mutual fund portfolios is found in Appendix B. The trustees or directors, as applicable, of an underlying mutual fund may add, eliminate or substitute portfolios from time to time. Generally, each portfolio issues a separate class of shares. Shares of the underlying mutual fund portfolios are available to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be made available, subject to obtaining all required regulatory approvals, for direct purchase by various pension and retirement savings plans that qualify for preferential tax treatment under the Code.

The investment objectives, policies, charges, operations, the attendant risks and other details pertaining to each underlying mutual fund portfolio are described in the prospectus of each underlying mutual fund and the statements of additional information for such underlying mutual fund. Also included in such information is the investment policy of each mutual fund or portfolio regarding the acceptable ratings by recognized rating services for bonds and other debt obligations. There can be no guarantee that any underlying mutual fund or portfolio will meet its investment objectives.

Shares of the underlying mutual funds may be available to variable life insurance and variable annuity separate accounts of other insurance companies. Possible consequences of this multiple availability are discussed in the subsection entitled Resolving Material Conflicts.

The prospectus for any underlying mutual fund or funds being considered by you should be read in conjunction herewith. A copy of each prospectus may be obtained without charge from us by calling our Concierge Desk, 1-800-752-6342 or writing to us, Attention:
Concierge Desk, at P.O. Box 883, Shelton, Connecticut, 06484-0883.

         Fixed Investment Options: For the payout phase you may elect fixed annuity payments based on our then current annuity rates. The discussion below describes the fixed investment options in the accumulation phase.

As of the date of this Prospectus we offer in most jurisdictions in which the Annuity is available Fixed Allocations with Guarantee Periods of 1, 2, 3, 5, 7 and 10 years. Each such Fixed Allocation is accounted for separately. Each Fixed Allocation earns a fixed rate of interest throughout a set period of time called a Guarantee Period. Multiple Fixed Allocations are permitted, subject to our allocation rules. The duration of a Guarantee Period may be the same or different from the duration of the Guarantee Periods of any of your prior Fixed Allocations.

We may or may not be able to obtain approval in the future in certain jurisdictions of endorsements to individual or group annuities that include the type of Fixed Allocations offered pursuant to this Prospectus. If such approval is obtained, we may take those steps needed to make such Fixed Allocations available to purchasers to whom Annuities were issued prior to the date of such approval.


To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued. We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period. Such an action may have an impact on the MVA (see "Account Value of the Fixed Allocations").


A Guarantee Period for a Fixed Allocation begins: (a) when all or part of a Net Purchase Payment is allocated for that particular Guarantee Period; (b) upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or (c) when a Guarantee Period attributable to a Fixed Allocation "renews" after its Maturity Date.

We declare the rates of interest applicable during the various Guarantee Periods offered. Declared rates are effective annual rates of interest. The rate of interest applicable to a Fixed Allocation is the one in effect when its Guarantee Period begins. The rate is guaranteed throughout the Guarantee Period. We inform you of the interest rate applicable to a Fixed Allocation, as well as its Maturity Date, when we confirm the allocation. We declare interest rates applicable to new Fixed Allocations from time-to-time. Any new Fixed Allocation in an existing Annuity is credited interest at a rate not less than the rate we are then crediting to Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The interest rates we credit are subject to a minimum. We may declare a higher rate. The minimum is based on both an index and a reduction to the interest rate determined according to the index.


The index is based on the published rate for certificates of indebtedness (bills, notes or bonds, depending on the term of indebtedness) of the United States Treasury at the most recent Treasury auction held at least 30 days prior to the beginning of the applicable Fixed Allocation's Guarantee Period. The term (length of time from issuance to maturity) of the certificates of indebtedness upon which the index is based is the same as the duration of the Guarantee Period. If no certificates of indebtedness are available for such term, the next shortest term is used. If the United States Treasury's auction program is discontinued, we will substitute indexes which in our opinion are comparable. If required, implementation of such substitute indexes will be subject to approval by the Securities and Exchange Commission and the Insurance Department of the jurisdiction in which your Annuity was delivered. (For Annuities issued as certificates of participation in a group contract, it is our expectation that approval of only the jurisdiction in which such group contract was delivered applies.)


The reduction used in determining the minimum interest rate is one and one half percent of interest (1.50%).

Where required by the laws of a particular jurisdiction, a specific minimum interest rate, compounded yearly, will apply should the index less the reduction be less than the specific minimum interest rate applicable to that jurisdiction.

WE MAY CHANGE THE INTEREST RATES WE CREDIT NEW FIXED ALLOCATIONS AT ANY TIME. Any such change does not have an impact on the rates applicable to Fixed Allocations with Guarantee Periods that began prior to such change.

We have no specific formula for determining the interest rates we declare. Rates may differ between classes and between types of annuities we offer, even for guarantees of the same duration starting at the same time. We expect our interest rate declarations for Fixed Allocations to reflect the returns available on the type of investments we make to support the various classes of annuities supported by the assets in Separate Account D. However, we may also take into consideration in determining rates such factors including, but not limited to, the durations offered by the annuities supported by the assets in Separate Account D, regulatory and tax requirements, the liquidity of the secondary markets for the type of investments we make, commissions, administrative expenses, investment expenses, our mortality and expense risks in relation to Fixed Allocations, general economic trends and competition. OUR MANAGEMENT MAKES THE FINAL DETERMINATION AS TO INTEREST RATES TO BE CREDITED. WE CANNOT PREDICT THE RATES WE WILL DECLARE IN THE FUTURE.

OPERATIONS OF THE SEPARATE ACCOUNTS: The assets supporting our obligations under the Annuities may be held in various accounts, depending on the obligation being supported. In the accumulation phase, assets supporting Account Values are held in separate accounts established under the laws of the State of Connecticut. In the payout phase, assets supporting fixed annuity payments and any adjustable annuity payments we make available are held in our general account.

         Separate Accounts: We are the legal owner of assets in the separate accounts. Income, gains and losses, whether or not realized, from assets allocated to these separate accounts, are credited to or charged against each such separate account in accordance with the terms of the annuities supported by such assets without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts. We will maintain assets in each separate account with a total market value at least equal to the reserve and other liabilities we must maintain in relation to the annuity obligations supported by such assets. These assets may only be charged with liabilities which arise from such annuities. This may include Annuities offered pursuant to this Prospectus or certain other annuities we may offer. The investments made by separate accounts are subject to the requirements of applicable state laws. These investment requirements may differ between those for separate accounts supporting variable obligations and those for separate accounts supporting fixed obligations.

         Separate Account B: In the accumulation phase, the assets supporting obligations based on allocations to the variable investment options are held in our Separate Account B. Separate Account B consists of multiple Sub-accounts. Separate Account B was established by us pursuant to Connecticut law. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.

The Sub-accounts offered pursuant to this Prospectus are all Class 2 Sub-accounts of Separate Account B. Each class of Sub-accounts in Separate Account B have a different level of charges assessed against such Sub-accounts. From the date Class 2 operations commenced, November 16, 1993, until June 30, 1994, the annualized expenses charged against the Class 2 Sub-accounts totaled 1.90%. This included 1.00% as an investment allocation services charge and 0.90% for the combination of mortality and expense risk, as well as administration charges. Starting on July 1, 1994, we waived the investment allocation services charge, so that the total annualized charges were 0.90%. As of the date of this Prospectus, the total annualized charges were reduced to 0.65%.

The amount of our obligations in relation to allocations to the  Sub-accounts is
based  on  the  investment  performance  of  such  Sub-accounts.   However,  the
obligations themselves are our general corporate obligations.

Separate Account B is registered with the SEC under the 1940 Act as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of Separate Account B. Each Sub-account invests only in a single mutual fund or mutual fund portfolio.

The only Sub-accounts available for allocation of your Account Value are those offered pursuant to this Prospectus. Persons interested in our other annuities may be offered the same or different Sub-accounts of Separate Account B or any of our other separate accounts. Such sub-accounts may invest in some or all of the same underlying mutual funds or portfolios of such underlying mutual funds as the Sub-accounts offered pursuant to this Prospectus. As of the date of this Prospectus, the Annuities offered pursuant to this Prospectus and annuities offered pursuant to a number of other prospectuses maintained assets in Class 2 Sub-accounts. We may offer additional annuities that maintain assets in Class 2 Sub-accounts. In addition, some of the Class 2 Sub-accounts may invest in underlying mutual funds or underlying mutual fund portfolios in which Sub-accounts in other classes of Separate Account B invest.

You will find additional information about these underlying mutual funds and portfolios in the prospectuses for such funds. Portfolios added to the underlying mutual funds may or may not be offered through added Sub-accounts.

Sub-accounts are permitted to invest in underlying mutual funds or portfolios that we consider suitable. We also reserve the right to add Sub-accounts, eliminate Sub-accounts, to combine Sub-accounts, or to substitute underlying mutual funds or portfolios of underlying mutual funds.

Values and benefits based on allocations to the Sub-accounts will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable. We do not guarantee the investment results of any Sub-account, nor is there any assurance that the Account Value allocated to the Sub-accounts will equal the amounts allocated to the Sub-accounts as of any time other than the Valuation Period of such allocation. You bear the entire investment risk.

         Separate Account D: In the accumulation phase, assets supporting our obligations based on Fixed Allocations are held in Separate Account D, which is a "non-unitized" separate account. Such obligations are based on the interest rates we credit to Fixed Allocations and the terms of the Annuities. These obligations do not depend on the investment performance of the assets in Separate Account D. Separate Account D was established by us pursuant to Connecticut law.

There are no discrete units in Separate Account D. No party with rights under any annuity nor any group contract owner participates in the investment gain or loss from assets belonging to Separate Account D. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account D may drop below the reserves and other liabilities we must maintain. Should the value of the assets in Separate Account D drop below the reserve and other liabilities we must maintain in relation to the annuities supported by such assets, we will transfer assets from our general account to Separate Account D to make up the difference. We have the right to transfer to our general account any assets of Separate Account D in excess of such reserves and other liabilities. We maintain assets in Separate Account D supporting a number of annuities we offer.

If you surrender, withdraw or transfer Account Value from a Fixed Allocation before the end of its Guarantee Period, you bear the risk inherent in the MVA (see "Account Value of the Fixed Allocations"). The Account Value of a Fixed Allocation is guaranteed on its Maturity Date to be its then current Interim Value.

We operate Separate Account D in a fashion designed to meet the obligations created by Fixed Allocations. Factors affecting these operations include the following:

         (1) The State of New York, which is one of the jurisdictions in which we are licensed to do business, requires that we meet certain "matching" requirements. These requirements address the matching of the durations of the assets with the durations of obligations supported by such assets. We believe these matching requirements are designed to control an insurer's ability to risk investing in long-term assets to support short term interest rate guarantees. We also believe this limitation controls an insurer's ability to offer unrealistic rate guarantees.

         (2) We employ an investment strategy designed to limit the risk of default. Some of the guidelines of our current investment strategy for Separate Account D include, but are not limited to, the following:

                  (a) Investments may include cash; debt securities issued by the United States Government or its agencies and instrumentalities; money market instruments; short, intermediate and long-term corporate obligations; asset-backed obligations; and municipal bonds.

                  (b) At the time of purchase, fixed income securities will be in one of the top four generic lettered rating classifications as established by a nationally recognized statistical rating organization (`NRSRO") such as Standard & Poor's or Moody's Investor Services, Inc.

We are not obligated to invest according to the aforementioned guidelines or any other strategy except as may be required by Connecticut and other state insurance laws.

         (3) We have the sole discretion to employ investment managers that we believe are qualified, experienced and reputable to manage Separate Account D. We currently employ investment managers for Separate Account D including, but not limited to, J.P. Morgan Investment Management Inc. Each manager is responsible for investment management of different portions of Separate Account
D. From time to time additional investment managers may be employed or investment managers may cease being employed. We are under no obligation to employ or continue to employ any investment manager(s).

         (4) The assets in Separate Account D are accounted for at their market value, rather than at book value.

         (5) We are obligated by law to maintain our capital and surplus, as well as our reserves, at the levels required by applicable state insurance law and regulation.

INSURANCE ASPECTS OF THE ANNUITY: As an insurance company we bear the insurance risk inherent in the Annuity. This includes the risks that mortality and expenses exceed our expectations, and the investment and re-investment risks in relation to the assets supporting obligations not based on the investment performance of a separate account. We are subject to regulation that requires reserving and other practices in a manner that minimizes the insurance risk (see "Regulation").

CHARGES ASSESSED OR ASSESSABLE AGAINST THE ANNUITY: The Annuity charges which are assessed or may be assessable under certain circumstances are the maintenance fee, a charge for taxes and a transfer fee. These charges are allocated according to our rules. The maintenance fee and transfer charge are not assessed if no Account Value is maintained in the Sub-accounts at the time such fee or charge is payable. However, we make certain assumptions regarding maintenance and transfer expenses as part of the overall expense assumptions used in determining the interest rates we credit to Fixed Allocations. Charges are also assessed against the Sub-accounts and the underlying mutual funds. We also may charge you for special services, such as dollar cost averaging, rebalancing, Systematic Withdrawals, Minimum Distributions, and additional reports. As of the date of this Prospectus, we do not charge you for any special services.

         Maintenance Fee: A maintenance fee equaling the smaller of $35.00 or 2% of your then current Account Value is deductible from the Account Values in the Sub-accounts annually and upon surrender. The fee is limited to the Account Values in the Sub-accounts as of the Valuation Period such fee is due.

         Tax Charges: In several states a tax is payable. We will deduct the amount of tax payable, if any, from your Purchase Payments if the tax is then incurred or from your Account Value when applied under an annuity option if the tax is incurred at that time. The amount of the tax varies from jurisdiction to jurisdiction. It may also vary depending on whether the Annuity qualifies for certain treatment under the Code. In each jurisdiction, the state legislature may change the amount of any current tax, may decide to impose the tax, eliminate it, or change the time it becomes payable. In those jurisdictions imposing such a tax, the tax rates currently in effect range up to 31/2%, and are subject to change. In addition to state taxes, local taxes may also apply. The amounts of these taxes may exceed those for state taxes.

         Transfer Fee: We charge $10.00 for each transfer after the twelfth in each Annuity Year. However, the fee is only charged if there is Account Value in at least one Sub-account immediately subsequent to such transfer.

         Allocation Of Annuity Charges: The transfer fee is assessed against the Sub-accounts in which you maintain Account Value immediately subsequent to such transfer. The transfer fee is allocated on a pro-rata basis in relation to the Account Values in such Sub-accounts as of the Valuation Period for which we price the applicable transfer. No fee is assessed if there is no Account Value in any Sub-account at such time. Tax charges are assessed against the entire Purchase Payment or Account Value as applicable. The maintenance fee is assessed against the Sub-accounts on a pro-rata basis in relation to the Account Values in each Sub-account as of the Valuation Period for which we price the fee.

         CHARGES ASSESSED AGAINST THE ASSETS: There are charges assessed against assets in the Sub-accounts. These charges are described below. There are no charges deducted from the Fixed Allocations. The factors we use in determining the interest rates we credit Fixed Allocations are described above in the subsection entitled Fixed Investment Options. No charges are deducted from assets supporting fixed or adjustable annuity payments. The factors we use in determining fixed or adjustable annuity payments include, but are not limited to, our expected investment returns, costs, risks and profit targets. We reserve the right to assess a charge against the Sub-accounts and the Fixed Allocations equal to any taxes which may be imposed upon the separate accounts.

         Administration Charge: We assess each Class 2 Sub-account, on a daily basis, an administration charge. The charge is 0.15% per year of the average daily total value of such Sub-account.

We assess the administration charge and the maintenance fee, described in the subsection entitled Maintenance Fee to cover costs of maintaining and administering the Account Values allocated to the Class 2 Sub-accounts and Separate Account B itself. The administration charge and maintenance fee can be increased only for Annuities issued subsequent to the effective date of any such change.


We allocate costs pro-rata between classes in Separate Account B in proportion to the assets in various classes. Types of expenses which might be incurred include, but are not necessarily limited to, the expenses of: developing and maintaining a computer support system for administering the Account Values in the Sub-accounts and Separate Account B itself, preparing and delivering confirmations and quarterly statements, processing transfers, withdrawal and surrender requests, responding to Owner inquiries, reconciling and depositing cash receipts, calculating and monitoring daily values of each Sub-account, reporting for the Sub-accounts, including quarterly, semi-annual and annual reports, and mailing and tabulation of shareholder proxy solicitations.


From time to time we may reduce the amount of the maintenance fee and/or the administration charge. We may do so when Annuities are sold to individuals or a group of individuals in a manner that reduces maintenance and/or administrative expenses. We would consider such factors as: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments; and/or (d) other transactions where maintenance and/or administration expenses are likely to be reduced.

Any elimination of the maintenance fee and/or the administration charge or any reduction of such charges will not discriminate unfairly between Annuity purchasers. We will not make any changes to these charges where prohibited by law.

         Mortality and Expense Risk Charges: For Class 2 Sub-accounts, the mortality risk charge is 0.25% per year and the expense risk charge is 0.25% per year. These charges are assessed in combination each day against each Sub-account at the rate of 0.50% per year of the average daily total value of each Sub-account.


With respect to the mortality risk charge, we assume the risk that the mortality experience under the Annuities may be less favorable than our assumptions. This could arise for a number of reasons, such as when persons upon whose lives annuity payments are based live longer than we anticipated, or when the Sub-accounts decline in value resulting in losses in paying death benefits. If our mortality assumptions prove to be inadequate, we will absorb any resulting loss. Conversely, if the actual experience is more favorable than our assumptions, then we will benefit from the gain. We also assume the risk that the administration charge may be insufficient to cover our actual administration costs.


CHARGES OF THE UNDERLYING MUTUAL FUNDS: Each underlying mutual fund assesses various charges for investment management and investment advisory fees. These charges generally differ between portfolios within the same underlying mutual fund. You will find additional details in the fund prospectuses and the statements of additional information.

PURCHASING ANNUITIES: You may purchase an Annuity for various purposes. You must meet our requirements before we issue an Annuity and it takes effect. Certain benefits may be available to certain classes of purchasers. You have a "free-look" period during which you may return your Annuity for a refund amount which may be less or more than your Purchase Payment, except in specific circumstances.

         Uses Of The Annuity: The Annuity may be issued in connection with or purchased as a funding vehicle for certain retirement plans designed to meet the requirements of various sections of the Code. These include, but are not limited to: (a) Sections 401 (corporate, association, or self-employed individuals' retirement plans); (b) Section 403(b) (tax-sheltered annuities available to employees of certain qualifying employers); and (c) Section 408 (individual retirement accounts and individual retirement annuities - "IRAs"; Simplified Employee Pensions).

We may require additional information regarding such plans before we issue an Annuity to be used in connection with such retirement plans. We may also restrict or change certain rights and benefits if, in our opinion, such restrictions or changes are necessary for your Annuity to be used in connection with such retirement plans. The Annuity may also be used in connection with plans that do not qualify under the sections of the Code noted above. Some of the potential tax consequences resulting from various uses of the Annuities are discussed in the section entitled "Certain Tax Consequences".

         Application And Initial Payment: You must meet our underwriting requirements and forward a Purchase Payment if you seek to purchase an Annuity. These requirements may include a properly completed Application. Where permitted by law, we may issue an Annuity without completion of an Application for certain classes of Annuities.

This Annuity is designed for use in connection with services, such as investment allocation services, provided by an Advisor. Before we issue an Annuity, we may require evidence satisfactory to us that you have engaged the services of an Advisor.

The minimum initial Purchase Payment we accept is $10,000.00 unless you are participating in a program of periodic Purchase Payments that we accept (see " Periodic Purchase Payments"). The minimum initial Purchase Payment allowable under such a program is lower if the total Purchase Payments in the first Annuity Year are scheduled to equal at least $10,000.00. We may require that the initial Purchase Payment be a check or a wire transfer. Our Office must give you prior approval before we accept a Purchase Payment that would result in the Account Value of all annuities you maintain with us exceeding $1,000,000.00. Multiple annuities purchased from us within the same calendar year may be treated for tax purposes as if they were a single annuity (see "Certain Tax Considerations").

We reserve the right to allocate your initial Net Purchase Payment to the investment options up to two business days after we receive, at our Office, all of our requirements for issuing the Annuity as applied for. We may retain the Purchase Payment and not allocate the initial Net Purchase Payment to the investment options for up to five business days while we attempt to obtain all such requirements. We will try to reach you or any other party from whom we need any information or materials. If the requirements cannot be fulfilled within that time, we will: (a) attempt to inform you of the delay; and (b) return the amount of the Purchase Payment, unless you specifically consent to our retaining it until all our requirements are met. Once our requirements are met, the initial Net Purchase Payment is applied to the investment options within two business days. Once we accept your Purchase Payment and our requirements are met, we issue an Annuity.

         Periodic Purchase Payments: We may, from time-to-time, offer opportunities to make Purchase Payments automatically on a periodic basis, subject to our rules. These opportunities may include, but are not limited to, certain salary reduction programs agreed to by an employer or automatic periodic transfers to us from a bank account ("bank drafting"). As of the date of this Prospectus, we only agree to accept Purchase Payments on such a basis if: (a) we receive your request In Writing for a salary reduction program or bank drafting program and we agree to accept Purchase Payments on this basis; (b) the allocations are only to variable investment options or the frequency and number of allocations to fixed investment options is limited in accordance with our rules; and (c) the total amount of Purchase Payments in the first Annuity Year is scheduled to equal at least our then current minimum requirements. We may also require an initial Purchase Payment to be submitted by check or wire before agreeing to such a program. Our minimum requirements may differ based on the usage of the Annuity, such as whether it is being used in conjunction with certain retirement plans.

         Right to Return the Annuity: You have the right to return the Annuity within a certain period of time known as a "free-look" period. Depending on the applicable legal and regulatory requirements, this period may be within ten days of receipt, twenty-one days of receipt or longer. To exercise your right to return the Annuity during the "free-look" period, you must return the Annuity. The amount to be refunded is the then current Account Value plus any tax charge deducted. This is the "standard refund". If necessary to meet Federal requirements for IRAs or certain state law requirements, we return the greater of the "standard refund" or the Purchase Payments received less any withdrawals (see "Allocation of Net Purchase Payments"). We tell you how we determine the amount payable under any such right at the time we issue your Annuity. Upon the termination of the "free-look" period, if you surrender your Annuity, you may be assessed the maintenance fee (see "Maintenance Fee").

         Allocation of Net Purchase Payments: All allocations of Net Purchase Payments are subject to our allocation rules (see "Allocation Rules"). Allocation of the portion of the initial Net Purchase Payment and any Net Purchase Payments received during the free-look period that you wish to allocate to any Sub-accounts are subject to an additional allocation rule if state law requires return of at least your Purchase Payments should you return the Annuity under such free-look provision. If such state law applies to your Annuity: (a) we allocate any portion of any such Net Purchase Payments that you indicate you wish to go into the Sub-accounts to the AST Money Market Sub-account; and (b) at the end of such free-look period we reallocate Account Value according to your then most recent allocation instructions to us, subject to our allocation rules. However, where permitted by law in such jurisdictions, we will allocate such Net Purchase Payments according to your instructions, without any temporary allocation to the AST Money Market Sub-account, if you execute a return waiver ("Return Waiver"). Under the Return Waiver, you waive your right to the return of the greater of the "standard refund" or the Purchase Payments received less any withdrawals. Instead, you only are entitled to the return of the "standard refund" (see "Right to Return the Annuity").

Your initial Purchase Payments, as well as other Purchase Payments will be allocated in accordance with the then current requirements of any rebalancing, asset allocation or market timing program which you have authorized or have authorized an independent third party to use in connection with your Annuity (see "Allocation Rules"). To the extent permitted by law, Net Purchase Payments paid by check may be delayed until such time as the check has cleared the applicable bank upon which such check was drawn.

         Balanced Investment Program: We offer a balanced investment program in relation to your Purchase Payments, if Fixed Allocations are available under your Annuity. If you choose this program, we commit a portion of your Net Purchase Payments as a Fixed Allocation for the Guarantee Period you select. This Fixed Allocation will have grown pre-tax to equal the exact amount of your entire Purchase Payments at the end of its initial Guarantee Period if no amounts are transferred or withdrawn from such Fixed Allocation. The rest of your Net Purchase Payments are invested in the variable investment options you select.

         Ownership, Annuitant and Beneficiary Designations: You make certain designations that apply to the Annuity if issued. These designations are subject to our rules and to various regulatory or statutory requirements depending on the use of the Annuity. These designations include an Owner, a contingent Owner, an Annuitant, a Contingent Annuitant, a Beneficiary, and a contingent Beneficiary. Certain designations are required, as indicated below. Such designations will be revocable unless you indicate otherwise or we endorse your Annuity to indicate that such designation is irrevocable to meet certain regulatory or statutory requirements. Changing the Owner or Annuitant designations may affect the minimum death benefit (see " Death Benefits").

Some of the tax implications of various designations are discussed in the section entitled "Certain Tax Considerations". However, there are other tax issues than those addressed in that section, including, but not limited to, estate and inheritance tax issues. You should consult with a competent tax counselor regarding the tax implications of various designations. You should also consult with a competent legal advisor as to the implications of certain designations in relation to an estate, bankruptcy, community property, where applicable, and other matters.

An Owner must be named. You may name more than one Owner. If you do, all rights reserved to Owners are then held jointly. We require the consent In Writing of all joint Owners for any transaction for which we require the written consent of Owners. Where required by law, we require the consent In Writing of the spouse of any person with a vested interest in an Annuity. Naming someone other than the payor of any Purchase Payment as Owner may have gift, estate or other tax implications.

Where allowed by law, you may name a contingent Owner. However, this designation takes effect only on or after the Annuity Date.

You must name an Annuitant. We do not accept a designation of joint Annuitants during the accumulation phase. Where allowed by law, you may name one or more Contingent Annuitants.

There may be adverse tax consequences if a Contingent Annuitant succeeds an Annuitant and the Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred treatment under certain sections of the Code, such as
Section 401 (a "non-qualified" trust). In general, the Code is designed to prevent the benefit of tax deferral from continuing for long periods of time on an indefinite basis. Continuing the benefit of tax deferral by naming one or more Contingent Annuitants when the Annuity is owned by a non-qualified trust might be deemed an attempt to extend the tax deferral for an indefinite period. Therefore, adverse tax treatment may depend on the terms of the trust, who is named as Contingent Annuitant, as well as the particular facts and circumstances. You should consult your tax advisor before naming a Contingent Annuitant if you expect to use an Annuity in such a fashion.

Where allowed by law, you must name Contingent Annuitants according to our rules when an Annuity is used as a funding vehicle for certain retirement plans designed to meet the requirements of Section 401 of the Code.

You may name more than one primary and more than one contingent Beneficiary, and if you do, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless you have requested otherwise In Writing. If the primary Beneficiary dies before death proceeds become payable, the proceeds will become payable to the contingent Beneficiary. If no Beneficiary is alive when death proceeds become payable or in the absence of any Beneficiary designation, the proceeds will vest in you or your estate.

ACCOUNT VALUE AND SURRENDER VALUE: In the accumulation phase your Annuity has an Account Value. Your total Account Value is the sum of your Account Value in each investment option. However, upon surrender, the amount payable is the Account Value less any applicable maintenance fee.

         Account Value in the Sub-accounts: We determine your Account Value separately for each Sub-account. To determine the Account Value in each Sub-account we multiply the Unit Price as of the Valuation Period for which the calculation is being made times the number of Units attributable to you in that Sub-account as of that Valuation Period. The method we use to determine Unit Prices is shown in the Statement of Additional Information.

The number of Units attributable to you in a Sub-account is the number of Units you purchased less the number transferred or withdrawn. We determine the number of Units involved in any transaction specified in dollars by dividing the dollar value of the transaction by the Unit Price of the effected Sub-account as of the Valuation Period applicable to such transaction.

         Account Value of the Fixed Allocations: We determine the Account Value of each Fixed Allocation separately. A Fixed Allocation's Account Value as of a particular date is determined by multiplying its then current Interim Value times the MVA.

A formula is used to determine the MVA. The formula is applied separately to each Fixed Allocation. Values and time durations used in the formula are as of the date for which the Account Value is being determined. The formula is:

                           [(1+I) / (1+J+0.0010)]N/12


                                     where:

                  I is the interest rate being credited to the Fixed Allocation;

                  J is the interest rate for your class of annuities for new Fixed Allocations with Guarantee Periods of durations equal to the number of years (rounded to the next higher integer when occurring on other than an anniversary of the beginning of the Fixed Allocation's Guarantee Period) remaining in such Guarantee Period;

                  N is the number of months (rounded to the next higher integer when occurring on other than a monthly anniversary of the beginning of the Guarantee Period) remaining in such Guarantee Period.

The formula that applies if amounts are surrendered pursuant to the right to return the Annuity is [(1+I)/(1+J)]N/12.

No MVA applies in determining a Fixed Allocation's Account Value on its Maturity Date, and, where required by law, the 30 days prior to the Maturity Date. If we are not offering a Guarantee Period with a duration equal to the number of years remaining in a Fixed Allocation's Guarantee Period, we calculate a rate for "J" above using a specific formula. This formula is described in the Statement of Additional Information.

Our Current Rates are expected to be sensitive to interest rate fluctuations, thereby making each MVA equally sensitive to such changes. There would be a downward adjustment when the applicable Current Rate plus 0.10 percent of interest exceeds the rate credited to the Fixed Allocation and an upward adjustment when the applicable Current Rate is more than 0.10 percent of interest lower than the rate being credited to the Fixed Allocation. See the Statement of Additional Information for an illustration of how the MVA works.

We reserve the right, from time to time, to determine the MVA using an interest rate lower than the Current Rate for all transactions applicable to a class of Annuities. We may do so at our sole discretion. This would benefit all such Annuities if transactions to which the MVA applies occur while we use such lower interest rate.

RIGHTS, BENEFITS AND SERVICES: The Annuity provides various rights, benefits and services subsequent to its issuance and your decision to keep it beyond the free-look period. A number of these rights, benefits and services, as well as some of the rules and conditions to which they are subject, are described below. These rights, benefits and services include, but are not limited to: (a) making additional Purchase Payments; (b) changing revocable designations; (c) transferring Account Values between investment options; (d) receiving lump sum payments, Systematic Withdrawals or Minimum Distributions, annuity payments and death benefits; (e) transferring or assigning your Annuity; (f) exercising certain voting rights in relation to the underlying mutual funds in which the Sub-accounts invest; and (g) receiving reports. These rights, benefits and services may be limited, eliminated or altered when an Annuity is purchased in conjunction with a qualified plan. We may require presentation of proper identification, including a personal identification number ("PIN") issued by us, prior to accepting any instruction by voice or data transmission over the telephone. We forward your PIN to you shortly after your Annuity is issued. To the extent permitted by law or regulation, neither we nor any person authorized by us will be responsible for any claim, loss, liability or expense in connection with a transfer over the telephone if we or such other person acted on such transfer instructions in good faith in reliance on your telephone transfer authorization and on reasonable procedures to identify persons so authorized through verification methods which may include a request for your Social Security number or a personal identification number (PIN) as issued by us. We may be liable for losses due to unauthorized or fraudulent instructions should we not follow such reasonable procedures.

         Additional Purchase Payments: The minimum for any additional Purchase Payment is $100.00 unless we authorize lower payments pursuant to a periodic Purchase Payment program (see "Periodic Purchase Payments"), or less where required by law. Additional Purchase Payments may be paid at any time before the Annuity Date. Subject to our allocation rules, we allocate additional Net Purchase Payments according to your instructions. Should no instructions be received, we shall return your additional Purchase Payment.

         Changing Revocable Designations: Unless you indicated that a prior choice was irrevocable or your Annuity has been endorsed to limit certain changes, you may request to change Owner, Annuitant and Beneficiary designations by sending a request In Writing. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to: (a) a new Owner subsequent to the death of the Owner or the first of any joint Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death; (b) a new Annuitant subsequent to the Annuity Date if the annuity option selected includes a life contingency; and (c) a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity.


         Allocation Rules: In the accumulation phase, you may currently maintain Account Value in up to ten Sub-accounts. We may increase the number of Sub-accounts you may maintain. Currently, you may also maintain an unlimited number of Fixed Allocations. We reserve the right, to the extent permitted by law, to limit the number of Fixed Allocations or the amount you may allocate to any Fixed Allocation. Should you request a transaction that would leave less than any minimum amount we then require in an investment option, we reserve the right, to the extent permitted by law, to add the balance of your Account Value in the applicable Sub-account or Fixed Allocation to the transaction and close out your balance in that investment option. We also reserve the right to limit the amount you may allocate to any Fixed Allocation.


Should you either: (a) request rebalancing services (see "Rebalancing"); (b) authorize an independent third party to transact transfers on your behalf and such third party arranges for rebalancing of any portion of your Account Value in accordance with any asset allocation strategy; or (c) authorize an independent third party to transact transfers in accordance with a market timing strategy; then all Purchase Payments, including the initial Purchase Payment, received while your Annuity is subject to such an arrangement are allocated to the same investment options and in the same proportions as then required pursuant to the applicable rebalancing, asset allocation or market timing program, unless we have received alternate instructions. Such allocation requirements terminate simultaneous to the termination of an authorization for rebalancing or any authorization to a third party to transact transfers on your behalf.

Withdrawals of any type are taken pro-rata from the investment options based on the then current Account Values in such investment options unless we receive instructions from you prior to such withdrawal. For this purpose only, the Account Value in all your then current Fixed Allocations is deemed to be in one investment option. If you transfer or withdraw Account Value from multiple Fixed Allocations and do not provide instructions indicating the Fixed Allocations from which Account Value should be taken: (a) we transfer Account Value first from the Fixed Allocation with the shortest amount of time remaining to the end of its Guarantee Period, and then from the Fixed Allocation with the next shortest amount of time remaining to the end of its Guarantee Period, etc.; and
(b) if there are multiple Fixed Allocations with the same amount of time left in each Guarantee Period, as between such Fixed Allocations we first take Account Value from the Fixed Allocation that had the shorter Guarantee Period.

         Transfers: In the accumulation phase you may transfer Account Value between investment options, subject to our allocation rules (see "Allocation Rules"). Transfers are not subject to taxation (see "Transfers Between Investment Options"). We charge $10.00 for each transfer after the twelfth in each Annuity Year, including transfers transacted as part of a dollar cost averaging program (see "Dollar Cost Averaging") or any rebalancing, market timing, asset allocation or similar program which you employ or you authorize to be employed on your behalf. Renewals or transfers of Account Value from a Fixed Allocation at the end of its Guarantee Period are not subject to the transfer charge and are not counted in determining whether other transfers may be subject to the transfer charge (see "Renewals"). Your transfer request must be In Writing or meet our requirements for accepting instructions we receive over the phone.

We reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if we believe that: (a) excessive trading by such Owner or Owners or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the underlying mutual funds; or (b) we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying mutual funds.

To the extent permitted by law, we may request up to 2 business days' notice of any transfer into or out of a Fixed Allocation if the market value of such transfer is at least $1,000,000.00.

In order to help you determine whether you wish to transfer Account Values to a Fixed Allocation, you may obtain our Current Rates by writing us or calling us at 1-800-766-4530. When doing so, please have readily available your Annuity number and the personal identification number we provide.

Where permitted by law, we may accept your authorization of a third party to transfer Account Values on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. We notify you of any such suspension or cancellation. We may restrict the investment options that will be available for transfers or allocations of Net Purchase Payments during any period in which you authorize such third party that provides market timing services to act on your behalf. We give the third party you authorize prior notification of any such restrictions. However, we will not enforce such a restriction if we are provided evidence satisfactory to us that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

We or an affiliate of ours may provide administrative or other support services to an independent Advisor you authorize to conduct transfers on your behalf or who provide recommendations as to how your Account Values should be allocated. This includes, but is not limited to, rebalancing your Account Value among investment options in accordance with various investment allocation strategies such Advisor may employ, or transferring Account Values between investment options in accordance with market timing strategies employed by such Advisor. Such Advisors may or may not be appointed our agents for the sale of Annuities. However, we do not engage any Advisors to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with us for the sale of Annuities. We therefore take no responsibility for the investment allocations and transfers transacted on your behalf by such Advisors or any investment allocation recommendations made by such Advisors. We do not currently charge you or your Advisor extra for providing these support services.

         Renewals: A renewal is a transaction that occurs automatically as of the last day of a Fixed Allocation's Guarantee Period unless we receive alternative instructions. This day as to each Fixed Allocation is called its Maturity Date. As of the end of a Maturity Date, the Fixed Allocation's Guarantee Period "renews" and a new Guarantee Period of the same duration as the one just completed begins. However, the renewal will not occur if the Maturity Date is on the date we apply your Account Value to determine the annuity payments that begin on the Annuity Date (see "Annuity Payments").

As an alternative to a renewal, you may transfer all or part of that Fixed Allocation's Account Value to a different Fixed Allocation or you may transfer such Account Value to one or more Sub-accounts, subject to our allocation rules. To accomplish this, we must receive instructions from you In Writing at least two business days before the Maturity Date. No MVA applies to transfers of a Fixed Allocation's Account Value occurring as of its Maturity Date. An MVA will apply in determining the Account Value of a Fixed Allocation at the time annuity payments are determined, unless the Maturity Date of such Fixed Allocation is the 15th day before the Annuity Date (see "Annuity Payments").

At least 30 days prior to a Maturity Date, or earlier if required by law or regulation, we inform you of the Guarantee Periods available as of the date of such notice. We do not provide a similar notice if the Fixed Allocation's Guarantee Period is of less than a year's duration. Such notice may include an example of the rates we are then crediting new Fixed Allocations as of the date such notice is prepared. The rates actually credited to a Fixed Allocation as of the date of any renewal or transfer immediately subsequent to the Maturity Date may be more or less than any rates quoted in such notice.

If your Fixed Allocation's then ending Guarantee Period is no longer available for new allocations and renewals or you choose a different Guarantee Period that is no longer available on the date following the Maturity Date, we will try to reach you so you may make another choice. If we cannot reach you, we will assign the next shortest Guarantee Period then currently available for new allocations and renewals to that Fixed Allocation.

         Dollar Cost Averaging: We offer dollar cost averaging in the accumulation phase. Dollar cost averaging is a program designed to provide for regular, approximately level investments over time. You may choose to transfer earnings only, principal plus earnings or a flat dollar amount. We make no guarantee that a dollar cost averaging program will result in a profit or protect against a loss in a declining market. You may select this program by submitting to us a request In Writing. You may cancel your participation in this program In Writing or by phone if you have previously authorized our acceptance of such instructions.

Dollar cost averaging is available from any of the investment options we choose to make available for such a program. Your Annuity must have an Account Value of not less than $10,000.00 at the time we accept your request for a dollar cost averaging program. Transfers under a dollar cost averaging program are counted in determining the applicability of the transfer fee (see "Transfers"). We reserve the right to limit the investment options into which Account Value may be transferred as part of a dollar cost averaging program. We currently do not permit dollar cost averaging programs where Account Value is transferred to Fixed Allocations. We also reserve the right to charge a processing fee for this service. Should we suspend or cancel the offering of this service, such suspension or cancellation will not affect any dollar cost averaging programs then in effect. Dollar cost averaging is not available while a rebalancing, asset allocation or market timing type of program is used in connection with your Annuity.

Dollar cost averaging from Fixed  Allocations is subject to the following rules:
(a) you may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years; (b) such a program may only be selected in conjunction with and simultaneous to a new or renewing Fixed Allocation; (c) only averaging of earnings only or principal plus earnings is permitted; (d) a program averaging principal plus earnings from a Fixed Allocation must be designed to last that Fixed Allocation's entire current Guarantee Period; (e) dollar cost averaging transfers from a Fixed Allocation are not subject to the MVA; (f) dollar cost averaging may be done on a monthly basis only; and (g) you may not simultaneously use Account Value in any Fixed Allocation to participate in dollar cost averaging and receive Systematic Withdrawals or Minimum
Distributions from such Fixed Allocation (see "Systematic Withdrawals" and "Minimum Distributions").

         Rebalancing:   We  offer,  during  the  accumulation  phase,  automatic
quarterly, semi-annual or annual rebalancing among the variable investment options of your choice. This provides the convenience of automatic rebalancing without having to provide us instructions on a periodic basis. Failure to choose this option does not prevent you from providing us with transfer instructions from time-to-time that have the effect of rebalancing. It also does not prevent other requested transfers from being transacted.

Under this program, Account Values in variable investment options are rebalanced quarterly, semi-annually or annually, as applicable, to the percentages you request. The rebalancing may occur quarterly, semi-annually or annually based upon the Issue Date. If a transfer is requested involving any investment option participating in an automatic rebalancing program, we automatically alter the rebalancing percentages going forward (unless we receive alternate instructions) to the ratios between Account Values in the variable investment options as of the effective date of such requested transfer once it has been processed.
Automatic rebalancing is delayed one quarter if Account Value is being maintained in the AST Money Market Sub-account for the duration of your Annuity's "free-look" period and rebalancing would otherwise occur during such period (see "Allocation of Net Purchase Payments").

You may change the percentage allocable to each variable investment option at any time. However, you may not choose to allocate less than 5% of Account Value to any variable investment option.

We do not offer automatic rebalancing in connection with Fixed Allocations. The Account Value of your Annuity must be at least $10,000.00 when we receive your automatic rebalancing request. We may require that all variable investment options in which you maintain Account Value must be used in the rebalancing program. You may maintain Account Value in at least two and not more than ten variable investment options when using a rebalancing program. You may not simultaneously participate in rebalancing and dollar cost averaging. Rebalancing also is not available when a program of Systematic Withdrawals of earnings or earnings plus principal is in effect.

For purposes of determining the number of transfers made in any Annuity Year, all rebalancing transfers made on the same day are treated as one transfer. We reserve the right to charge a processing fee for signing up for this service.

To elect to participate or to terminate participation in automatic rebalancing, we may require instructions In Writing at our Office in a form satisfactory to us.


         Distributions: Distributions available from your Annuity during the accumulation phase include surrender, partial withdrawals, Systematic Withdrawals, Minimum Distributions (in relation to qualified plans) and a death benefit. In the payout phase we pay annuity payments. Distributions from your Annuity generally are subject to taxation, and may be subject to a tax penalty as well (see "Certain Tax Considerations"). You may wish to consult a professional tax advisor for tax advice prior to exercising any right to an elective distribution. During the accumulation phase, any distribution other than a death benefit: (a) must occur prior to any death that would cause a death benefit to become payable; and (b) will occur subsequent to our receipt of a completed request In Writing. Distributions from your Annuity of any amounts derived from Purchase Payments paid by check may be delayed until such time as the check has cleared your bank.


         Surrender: Surrender of your Annuity is permitted during the accumulation phase. The amount payable is the then current Account Value less any applicable maintenance fee. We reserve the right to require that your Annuity accompany your surrender request.

         Partial Withdrawals: You may withdraw part of your Account Value. The minimum partial withdrawal is $100.00. The Account Value that must remain in the Annuity as of the date of this transaction is $1,000.00. If the amount of the partial withdrawal request exceeds the maximum amount available, we reserve the right to treat your request as one for a full surrender.

We treat partial withdrawals as taxable distributions unless: (a) your Annuity is being used in conjunction with what is designed to be a "qualified" retirement plan (plans designed to meet the requirements of Sections 401, 403 or 408 of the Code); and (b) in relation to plans pursuant to Section 403 or 408, you and your Advisor provide representations In Writing acceptable to us limiting the source of the Advisor's compensation to the assets of an applicable qualified retirement plan, and making certain other representations.

         Systematic Withdrawals: We offer Systematic Withdrawals of earnings only, principal plus earnings or a flat dollar amount. Systematic Withdrawals from Fixed Allocations are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. A program of Systematic Withdrawals begins on the date we accept, at our Office, your request for such a program.

A Systematic Withdrawal from a Fixed Allocation is not subject to the MVA. We calculate the Fixed Allocation's credited interest since the prior withdrawal as A minus B, plus C, where:

         A is the Interim Value of the applicable Fixed Allocation as of the date of the Systematic Withdrawal;

         B is the Interim Value of the applicable Fixed Allocation as of the later of the beginning of its then current Guarantee Period or the beginning of the Systematic Withdrawal program; and

         C is the total of all partial or free withdrawals and any transfers from such Fixed Allocation since the later of the beginning of its then current Guarantee Period or the beginning of the Systematic Withdrawal program.

Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis. You may not simultaneously receive Systematic Withdrawals from a Fixed Allocation and participate in a dollar cost averaging program under which Account Value is transferred from the same Fixed Allocation (see "Dollar Cost Averaging"). Systematic Withdrawals are not available while you are taking any Minimum Distributions (see "Minimum Distributions"). Systematic Withdrawals of earnings or earnings plus principal are not available while any rebalancing or asset allocation program is in effect in relation to your Annuity.

The Account Value of your Annuity must be at least $20,000.00 when we accept your request for a program of Systematic Withdrawals. The minimum for each Systematic Withdrawal is $100.00. For any scheduled Systematic Withdrawal other than the last that does not meet this minimum, we reserve the right to defer such a withdrawal and add the amount that would have been withdrawn to the amount that is to be withdrawn at the next Systematic Withdrawal.

We reserve  the right to charge a  processing  fee for this  service.  Should we
suspend  or  cancel  offering   Systematic   Withdrawals,   such  suspension  or
cancellation will not affect any Systematic Withdrawal programs then in effect.

         Minimum  Distributions:  You may  elect  to have us  calculate  Minimum
Distributions annually if your Annuity is being used for certain qualified purposes under the Code. We calculate such amounts assuming the Minimum Distribution amount is based solely on the value of your Annuity. The required Minimum Distribution amounts applicable to your particular situation may depend on other annuities, savings or investments of which we are unaware, so that the required amount may be greater than the Minimum Distribution amount we calculate based on the value of your Annuity. We reserve the right to charge a fee for each annual calculation. Minimum Distributions are not available if you are taking Systematic Withdrawals (see "Systematic Withdrawals"). You may elect to have Minimum Distributions paid out monthly, quarterly, semi-annually or annually.

Each Minimum Distribution will be taken from the investment options you select. However, the portion of any Minimum Distribution that can be taken from any Fixed Allocations may not exceed the then current ratio between your Account Value in all Fixed Allocations you maintain and your total Account Value. No MVA applies to any portion of Minimum Distributions taken from Fixed Allocations. Minimum Distributions are not available from any Fixed Allocation if such Fixed Allocation is being used in a dollar cost averaging program (see "Dollar Cost Averaging").

         Death Benefit: In the accumulation phase, a death benefit is payable. If the Annuity is owned by one or more natural persons, it is payable upon the first death of such Owners. If the Annuity is owned by an entity, the death benefit is payable upon the Annuitant's death, if there is no Contingent Annuitant. If a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, the Contingent Annuitant then becomes the Annuitant. There may be adverse tax consequences for certain entity Owners if they name a Contingent Annuitant (see "Ownership, Annuitant and Beneficiary Designations").

The person upon whose death the death benefit is payable is referred to below as the "decedent". For purposes of this death benefit provision, "withdrawals" means withdrawals of any type (partial withdrawals, Systematic Withdrawals, Minimum Distributions) after any applicable MVA. For purposes of this provision, persons named Owner or Annuitant within 60 days of the Issue Date are treated as if they were an Owner or Annuitant on the Issue Date.

The death benefit is as follows,  and is subject to the conditions  described in
(1),(2) and (3) below:

         (1) If death occurs before the decedent's age 85: the death benefit is the greater of (a) or (b), where:

         (a) is your Account Value in Sub-accounts plus the Interim Value of any Fixed Allocations; or

         (b) the minimum death benefit ("Minimum Death Benefit"). The Minimum Death Benefit is the sum of all Purchase Payments less the sum of all withdrawals.

         (2) If death occurs after the decedent's age 85: the death benefit is your Account Value.

         (3) If a decedent was not named an Owner or Annuitant as of the Issue Date and did not become such as a result of a prior Owner's or Annuitant's death: the Minimum Death Benefit is suspended as to that person for a two year period from the date he or she first became an Owner or Annuitant. After the suspension period is completed, the death benefit is the same as if such person had been an Owner or Annuitant on the Issue Date. During the suspension period:

                  (a) If that person's death occurs before the decedent's age 85, the death benefit is your Account Value in the Sub-accounts plus the Interim Value of any Fixed Allocation.

                  (b) If that person's death occurs after the decedent's age 85, the death benefit is your Account Value.

The  amount of the death  benefit  is  determined  as of the date we  receive In
Writing: (a) "due proof of death"; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the mode of payment of the death benefit, if not previously elected by the Owner. The death benefit is reduced by any annuity payments made prior to the date we receive In Writing such due proof of death. The following constitutes "due proof of death":
(a) a certified copy of a death certificate; (b) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or (c) any other proof satisfactory to us.

If the death benefit becomes payable prior to the Annuity Date due to the death of the Owner and the Beneficiary is the Owner's spouse, then in lieu of receiving the death benefit, such Owner's spouse may elect to be treated as an Owner and continue the Annuity.

In the event of your death, the benefit must be distributed within: (a) five years of the date of death; or (b) over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Distribution after your death to be paid under (b) above, must commence within one year of the date of death.

If the Annuitant dies before the Annuity Date, the Contingent Annuitant will become the Annuitant. Where allowed by law, if the Annuity is owned by one or more natural persons, the oldest of any such Owners not named as the Annuitant immediately becomes the Contingent Annuitant if: (a) the Contingent Annuitant predeceases the Annuitant; or (b) if you do not designate a Contingent Annuitant.

In the payout phase, we continue to pay any "certain" payments (payments not contingent on the continuance of any life) to the Beneficiary subsequent to the death of the Annuitant.

         Annuity Payments: Annuity payments can be guaranteed for life, for a certain period, or for a certain period and life. We make available fixed payments, and as of the date of this Prospectus, adjustable payments (payments which may or may not be changed on specified adjustment dates based on annuity purchase rates we are then making available to annuities of the same class). We may or may not be making adjustable annuities available on the Annuity Date. To the extent there is any tax basis in the annuity, a portion of each annuity payment is treated for tax purposes as a return of such basis until such tax basis is exhausted. The amount deemed such a return of basis is determined in accordance with the requirements of the Code (see "Certain Tax Considerations").

You may choose an Annuity Date, an annuity option and the frequency of annuity payments when you purchase an Annuity, or at a later date. Your choice of Annuity Date and annuity option may be limited depending on your use of the Annuity and the applicable jurisdiction. Subject to our rules, you may choose an Annuity Date, option and frequency of payments suitable to your needs and circumstances. You should consult with competent tax and financial advisors as to the appropriateness of any such choice. Should Annuities subject to New York law be made available, the Annuity Date for such Annuities may not exceed the first day of the calendar month following the Annuitant's 85th birthday. Other jurisdictions may impose similar requirements.

You may change your choices at any time up to 30 days before the earlier of: (a) the date we would have applied your Account Value to an annuity option had you not made the change; or (b) the date we will apply your Account Value to an annuity option in relation to the new Annuity Date you are then selecting. You must request this change In Writing. The Annuity Date must be the first or the fifteenth day of a calendar month.

In the absence of an election In Writing: (a) the Annuity Date is the first day of the calendar month first following the later of the Annuitant's 85th birthday or the fifth anniversary of our receipt at our Office of your request to purchase an Annuity; and (b) where allowed by law, fixed monthly payments will commence under option 2, described below, with 10 years certain. Should Annuities subject to New York law be made available, for such Annuities, in the absence of an election In Writing: (a) the Annuity Date is the first day of the calendar month following the Annuitant's 85th birthday; and (b) fixed monthly payments will commence under Option 2, described below, with 10 years certain. Other jurisdictions may impose similar requirements. The amount to be applied is your Annuity's Account Value 15 business days prior to the Annuity Date. In determining your annuity payments, we credit interest using our then current crediting rate for this purpose, which is not less than 3% of interest per year, between the date Account Value is applied to an annuity option and the Annuity Date. Annuity options in addition to those shown are available with our consent. The minimum initial amount payable is the minimum initial annuity amount we allow under our then current rules. Should you wish to receive a lump sum payment, you must request to surrender your Annuity prior to the Annuity Date (see "Surrender").

You may elect to have any amount of the proceeds due to the Beneficiary applied under any of the options described below, but only to the extent selecting such an option does not alter the tax status of the Annuity. Except where a lower amount is required by law, the minimum monthly annuity payment is $100.00.

If you have not made an election prior to proceeds becoming due, the Beneficiary may elect to receive the death benefit under one of the annuity options. However, if you made an election, the Beneficiary may not alter such election.

For purposes of the annuity options described below, the term "key life" means the person or persons upon whose life any payments dependent upon the continuation of life are based.

         (1) Option 1 - Payments for Life: Under this option, income is payable periodically prior to the death of the key life, terminating with the last payment due prior to such death. Since no minimum number of payments is guaranteed, this option offers the maximum level of periodic payments of the life contingent annuity options. It is possible that only one payment will be payable if the death of the key life occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

         (2)  Option 2 -  Payments  for Life with 10,  15, or 20 Years  Certain:
Under this option, income is payable periodically for 10, 15, or 20 years, as selected, and thereafter until the death of the key life. Should the death of the key life occur before the end of the period selected, the remaining payments are paid to the Beneficiary to the end of such period.

         (3) Option 3 - Payments Based on Joint Lives: Under this option, income is payable periodically during the joint lifetime of two key lives, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

         (4) Option 4 - Payments for a Certain Period: Under this option, income is payable periodically for a specified number of years. The number of years is subject to our then current rules. Should the payee die before the end of the specified number of years, the remaining payments are paid to the Beneficiary to the end of such period. Note that under this option, payments are not based on how long we expect any key life to live. Therefore, that portion of the mortality risk charge assessed to cover the risk that key lives outlive our expectations provides no benefit to an Owner selecting this option.

The first payment varies according to the annuity options and payment frequency selected. The first periodic payment is determined by multiplying the Account Value (expressed in thousands of dollars) as of the close of business on the fifteenth day preceding the Annuity Date, plus interest at not less than 3% per year from such date to the Annuity Date, by the amount of the first periodic payment per $1,000.00 of value obtained from our annuity rates for that type of annuity and for the frequency of payment selected. Our rates will not be less than our guaranteed minimum rates. These guaranteed minimum rates are derived from the 1983a Individual Annuity Mortality Table with ages set back one year for males and two years for females and with an assumed interest rate of 3% per annum. Where required by law or regulation, such annuity table will have rates that do not differ according to the gender of the key life. Otherwise, the rates will differ according to the gender of the key life.

         Qualified Plan Withdrawal Limitations: The Annuities are endorsed such that there are surrender or withdrawal limitations when used in relation to certain retirement plans for employees which are designed to qualify under various sections of the Code. These limitations do not affect certain roll-overs or exchanges between qualified plans. Distribution of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Code section 403(b)), or attributable to transfers to a tax sheltered annuity from a custodial account (as defined in Code section 403(b)(7)), is restricted to the employee's: (a) separation from service; (b) death; (c) disability (as defined in Section 72(m)(7) of the Code); (d) reaching age 59 1/2; or (e) hardship. Hardship withdrawals are restricted to amounts attributable to salary reduction contributions, and do not include investment results. In the case of tax sheltered annuities, these limitations do not apply to certain salary reduction contributions made and investment results earned prior to dates specified in the Code. In addition, the limitation on hardship withdrawals does not apply to salary reduction contributions made and investment results earned prior to dates specified in the Code which have been transferred from custodial accounts. Rollovers from the types of plans noted to another qualified plan or to an individual retirement account or individual retirement annuity are not subject to the limitations noted. Certain distributions, including rollovers, that are not transferred directly to the trustee of another qualified plan, the custodian of an individual retirement account or the issuer of an individual retirement annuity may be subject to automatic 20% withholding for Federal income tax. This may also trigger withholding for state income taxes (see "Certain Tax Considerations").

We may make annuities available through the Texas Optional Retirement Program subsequent to receipt of the required regulatory approvals and implementation. In addition to the restrictions required for such Annuities to qualify under
Section 403(b) of the Code, Annuities issued in the Texas Optional Retirement Program are amended as follows: (a) no benefits are payable unless you die during, or are retired or terminated from, employment in all Texas institutions of higher education; and (b) if a second year of participation in such program is not begun, the total first year State of Texas' contribution will be returned, upon its request, to the appropriate institute of higher education.

With respect to the restrictions on withdrawals set forth above, we are relying upon: 1) a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council of Life Insurance with respect to annuities issued under Section 403(b) of the Code, the requirements of which have been complied with by the us; and 2) Rule 6c-7 under the 1940 Act with respect to annuities made available through the Texas Optional Retirement Program, the requirements of which have been complied with by the us.

         Pricing of Transfers and Distributions: We "price" transfers and distributions on the dates indicated below.

         (1) We price "scheduled" transfers and distributions as of the date such transactions are so scheduled. "Scheduled" transactions include transfers under a dollar cost averaging program, Systematic Withdrawals, Minimum Distributions, transfers previously scheduled with us at our Office pursuant to any on-going rebalancing, asset allocation or similar program, and annuity payments.

         (2) We price "unscheduled" transfers and partial withdrawals as of the date we receive at our Office the request for such transactions. "Unscheduled" transfers include any transfers processed in conjunction with any market timing program, or transfers not previously scheduled with us at our Office pursuant to any rebalancing, asset allocation or similar program which you employ or you authorize to be employed on your behalf. "Unscheduled" transfers received pursuant to an authorization to accept transfers using voice or data transmission over the phone are priced as of the Valuation Period we receive the request at our Office for such transactions.

         (3) We price surrenders and death benefits as of the date we receive at our Office all materials we require for such transactions and such materials are satisfactory to us (see "Surrenders" and "Death Benefits").

The pricing of transfers and distributions involving Sub-accounts includes the determination of the applicable Unit Price for the Units transferred or distributed. The pricing of transfers and distributions involving Fixed Allocations includes the determination of any applicable MVA. Any applicable MVA alters the amount available when all the Account Value in a Fixed Allocation is being transferred or distributed. Any applicable MVA alters the amount of Interim Value needed when only a portion of the Account Value is being transferred or distributed. Unit Prices may change each Valuation Period to reflect the investment performance of the Sub-accounts. The MVA applicable to each Fixed Allocation changes once each month and also each time we declare a different rate for new Fixed Allocations. Payment is subject to our right to defer transactions for a limited period (see "Deferral of Transactions").

         Voting Rights: You have voting rights in relation to Account Value maintained in the Sub-accounts. You do not have voting rights in relation to Account Value maintained in any Fixed Allocations or in relation to fixed or adjustable annuity payments.

We will vote shares of the underlying mutual funds or portfolios in which the Sub-accounts invest in the manner directed by Owners. Owners give instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity. We will vote the shares attributable to assets held in the Sub-accounts solely for us rather than on behalf of Owners, or any share as to which we have not received instructions, in the same manner and proportion as the shares for which we have received instructions. We will do so separately for each Sub-account from various classes that may invest in the same underlying mutual fund portfolio.

The number of votes for an underlying mutual fund or portfolio will be determined as of the record date for such underlying mutual fund or portfolio as chosen by its board of trustees or board of directors, as applicable. We will furnish Owners with proper forms and proxies to enable them to instruct us how to vote.

You may instruct us how to vote on the following matters: (a) changes to the board of trustees or board of directors, as applicable; (b) changing the independent accountant; (c) approval of changes to the investment advisory agreement or adoption of a new investment advisory agreement; (d) any change in the fundamental investment policy; and (e) any other matter requiring a vote of the shareholders.

With respect to approval of changes to the investment advisory agreement, approval of a new investment advisory agreement or any change in fundamental investment policy, only Owners maintaining Account Value as of the record date in a Sub-account investing in the applicable underlying mutual fund portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.

         Transfers, Assignments or Pledges: Generally, your rights in an Annuity may be transferred, assigned or pledged for loans at any time. However, these rights may be limited depending on your use of the Annuity. These transactions may be subject to income taxes and certain penalty taxes (see "Certain Tax Considerations"). You may transfer, assign or pledge your rights to another person at any time, prior to any death upon which the death benefit is payable. You must request a transfer or provide us a copy of the assignment In Writing. A transfer or assignment is subject to our acceptance. Prior to receipt of this notice, we will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment. Transfer of all or a portion of ownership rights may affect the minimum death benefit (see "Death Benefits").

         Reports to You: We mail to Owners, at their last known address of record, any statements and reports required by applicable law or regulation. Owners should therefore give us prompt notice of any address change. We send a confirmation statement to Owners each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. Quarterly statements are also mailed detailing the activity affecting your Annuity during the calendar quarter. You may request additional reports. We reserve the right to charge up to $50.00 for each such additional report. Instead of immediately confirming transactions made pursuant to some type of periodic transfer program (such as a dollar cost averaging program) or a periodic Purchase Payment program, such as a salary reduction arrangement, we may confirm such transactions in quarterly statements. You should review the information in these statements carefully. All errors or corrections must be reported to us at our Office immediately to assure proper crediting to your Annuity. For transactions for which we immediately send confirmations, we assume all transactions are accurate unless you notify us otherwise within 30 days after the date of the transaction. For transactions that are only confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 30 days of the end of the calendar quarter. We also send to Owners each year an annual report and a semi-annual report containing financial statements for the applicable Sub-accounts, as of December 31 and June 30, respectively.

SALE OF THE ANNUITIES: American Skandia Marketing, Incorporated ("ASM, Inc."), a wholly-owned subsidiary of American Skandia Investment Holding Corporation, acts as the principal underwriter of the Annuities. ASM, Inc.'s principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM, Inc. is a member of the National Association of Securities Dealers, Inc. ("NASD").

         Distribution: ASM, Inc. will enter into distribution agreements with certain broker-dealers registered under the Securities and Exchange Act of 1934 or with entities which may otherwise offer the Annuities that are exempt from such registration. Under such distribution agreements such broker-dealers or entities may offer Annuities to persons who have established an account with the broker-dealer or entity. In addition, ASM, Inc. may offer Annuities directly to potential purchasers. Concessions may be paid based on Account Value. The maximum concession to be paid in connection with the sale is 0.30% per year of the Account Value. We reserve the right to base concessions from time-to-time on the investment options chosen by Annuity Owners, including investment options that may be deemed our "affiliates" or "affiliates" of ASM, Inc. under the Investment Company Act of 1940.

         Advertising: We may advertise certain information regarding the performance of the investment options. Details on how we calculate performance measures for the Sub-accounts are found in the Statement of Additional Information. This performance information may help you review the performance of the investment options and provide a basis for comparison with other annuities. This information may be less useful when comparing the performance of the investment options with other savings or investment vehicles. Such other investments may not provide some of the benefits of annuities, or may not be designed for long-term investment purposes. Additionally other savings or investment vehicles may not be treated like annuities under the Code.

The information we may advertise regarding the Fixed Allocations may include the then current interest rates we are crediting to new Fixed Allocations. Information on Current Rates will be as of the date specified in such advertisement. Given that the actual rates applicable to any Fixed Allocation are as of the date of any such Fixed Allocation's Guarantee Period begins, the rate credited to a Fixed Allocation may be more or less than those quoted in an advertisement.

Performance information on the Sub-accounts is based on past performance only and is no indication of future performance. Performance of the Sub-accounts should not be considered a representation of the performance of such Sub-accounts in the future. Performance of the Sub-accounts is not fixed. Actual performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the underlying mutual funds or portfolios and upon prevailing market conditions and the response of the underlying mutual funds to such conditions. Actual performance will also depend on changes in the expenses of the underlying mutual funds or portfolios. Such changes are reflected, in turn, in the Sub-accounts which invests in such underlying mutual fund or portfolio. In addition, the amount of charges assessed against each Sub-account will affect performance.

Some of the underlying mutual fund portfolios existed prior to the inception of these Sub-accounts. Performance quoted in advertising regarding such Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial offering of the Annuities, or periods during which the underlying mutual fund portfolios have been in existence, but the Sub-accounts have not. Such hypothetical performance is calculated using the same assumptions employed in calculating actual performance since inception of the Sub-accounts.

Advertisements   we  distribute   may  also  compare  the   performance  of  our
Sub-accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Shearson Lehman Bond Index, the Frank Russell non-U.S. Universal Mean, the Morgan Stanley Capital International Index of Europe, Asia and Far East Funds, and the Morgan Stanley Capital International World Index; and/or (b) other management investment companies with investment objectives similar to the mutual fund or portfolio underlying the Sub-accounts being compared. This may include the performance ranking assigned by various publications, including but not limited to the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today and statistical services, including but not limited to Lipper Analytical Services Mutual Funds Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, SEI, the Morningstar Mutual Fund Sourcebook and the Morningstar Variable Annuity/Life Sourcebook.

American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings may help you in evaluating our ability to meet our obligations in relation to Fixed Allocations, pay minimum death benefits, pay annuity payments or administer Annuities. Such rankings and ratings do not reflect or relate to the performance of Separate Account B.

CERTAIN TAX CONSIDERATIONS: The following is a brief summary of certain Federal income tax laws as they are currently interpreted. No one can be certain that the laws or interpretations will remain unchanged or that agencies or courts will always agree as to how the tax law or regulations are to be interpreted. This discussion is not intended as tax advice. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

         Our Tax Considerations:  We are taxed as a life insurance company under
Part I, subchapter L, of the Code.

         Tax Considerations Relating to Your Annuity: Section 72 of the Code governs the taxation of annuities in general. Taxation of an annuity is largely dependent upon: (a) whether it is used in a qualified pension or profit sharing plan or other retirement arrangement eligible for special treatment under the Code; and (b) the status of the beneficial owner as either a natural or non-natural person (when the annuity is not used in a retirement plan eligible for special tax treatment). Non-natural persons include corporations, trusts, and partnerships, except where these entities own an annuity for the benefit of a natural person. Natural persons are individuals.

         Non-natural Persons: Any increase during a tax year in the value of an annuity if not used in a retirement plan eligible for special treatment under the Code is currently includible in the gross income of a non-natural person that is the contractholder. There are exceptions if an annuity is held by: (a) a structured settlement company; (b) an employer with respect to a terminated pension plan; (c) entities other than employers, such as a trust, holding an annuity as an agent for a natural person; or (d) a decedent's estate by reason of the death of the decedent.

         Natural Persons: Increases in the value of an annuity when the contractholder is a natural person generally are not taxed until distribution occurs. Distribution can be in a lump sum payment or in annuity payments under the annuity option elected. Certain other transactions may be deemed to be a distribution. The provisions of Section 72 of the Code concerning these distributions are summarized briefly below.

         Distributions: Distributions received before the annuity payments begin are treated as being derived first from "income on the contract" and includible in gross income. The amount of the distribution exceeding "income on the contract" is not included in gross income. "Income on the contract" for an annuity is computed by subtracting from the value of all "related contracts" (our term, discussed below) the taxpayer's "investment in the contract": an amount equal to total purchase payments for all "related contracts" less any previous distributions or portions of such distributions from such "related contracts" not includible in gross income. "Investment in the contract" may be affected by whether an annuity or any "related contract" was purchased as part of a tax-free exchange of life insurance or annuity contracts under Section 1035 of the Code.

"Related contracts" may mean all annuity contracts or certificates evidencing participation in a group annuity contract for which the taxpayer is the beneficial owner and which are issued by the same insurer within the same calendar year, irrespective of the named annuitants. It is clear that "related contracts" include contracts prior to when annuity payments begin. However, there may be circumstances under which "related contracts" may include contracts recognized as immediate annuities under state insurance law or annuities for which annuity payments have begun. In a ruling addressing the applicability of a penalty on distributions, the Internal Revenue Service treated distributions from a contract recognized as an immediate annuity under state insurance law like distributions from a deferred annuity. The situation addressed by such ruling included the fact that: (a) the immediate annuity was obtained pursuant to an exchange of contracts; and (b) the purchase payments for the exchanged contract were contributed more than one year prior to the first annuity payment payable under the immediate annuity. This ruling also may or may not imply that annuity payments from a deferred annuity on or after its annuity date may be treated the same as distributions prior to the annuity date if such deferred annuity was: (a) obtained pursuant to an exchange of contracts; and (b) the purchase payments for the exchanged contract were made or may be deemed to have been made more than one year prior to the first annuity payment.

If "related contracts" include immediate annuities or annuities for which annuity payments have begun, then "related contracts" would have to be taken into consideration in determining the taxable portion of each annuity payment (as outlined in the "Annuity Payments" subsection below) as well as in determining the taxable portion of distributions from an annuity or any "related contracts" before annuity payments have begun. We cannot guarantee that immediate annuities or annuities for which annuity payments have begun could not be deemed to be "related contracts". You are particularly cautioned to seek advice from your own tax advisor on this matter.

         Assignments and Pledges: Any assignment or pledge of any portion of the value of an annuity before annuity payments have begun are treated as a distribution subject to taxation under the distribution rules set forth above. Any gain in an annuity subsequent to the assignment or pledge of an entire annuity while such assignment or pledge remains in effect is treated as "income on the contract" in the year in which it is earned. For annuities not issued for use as qualified plans (see "Tax Considerations When Using Annuities in Conjunction with Qualified Plans"), the cost basis of the annuity is increased by the amount of any assignment or pledge includible in gross income. The cost basis is not affected by any repayment of any loan for which the annuity is collateral or by payment of any interest thereon.

         Penalty on Distributions: Subject to certain exceptions, any distribution is subject to a penalty equal to 10% of the amount includible in gross income. This penalty does not apply to certain distributions, including:
(a) distributions made on or after the taxpayer's age 59 1/2; (b) distributions made on or after the death of the holder of the contract, or, where the holder of the contract is not a natural person, the death of the annuitant; (c)
distributions attributable to the taxpayer's becoming disabled; (d) distributions which are part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary); (e) distributions of amounts which are allocable to "investments in the contract" made prior to August 14, 1982; (f) payments under an immediate annuity as defined in the Code;
(g) distributions  under a qualified funding asset under Code Section 130(d); or
(h) distributions from an annuity purchased by an employer on the termination of a qualified pension plan that is held by the employer until the employee separates from service.

Any modification, other than by reason of death or disability, of distributions which are part of a scheduled series of substantially equal periodic payments as noted in (d), above, that occur before the taxpayer's age 59 1/2 or within 5 years of the first of such scheduled payments will result in the requirement to pay the taxes that would have been due had the payments been treated as subject to tax in the years received, plus interest for the deferral period. It is our understanding that the Internal Revenue Service does not consider a scheduled series of distributions to qualify under (d), above, if the holder of the annuity retains the right to modify such distributions at will, even if such right is not exercised, or, for a variable annuity, if the distributions are not based on a substantially equal number of Units, rather than a substantially equal dollar amount.

The Internal Revenue Service has ruled that the exception to the 10% penalty described above for "non-qualified" immediate annuities as defined under the Code may not apply to annuity payments under a contract recognized as an immediate annuity under state insurance law obtained pursuant to an exchange of contracts if: (a) purchase payments for the exchanged contract were contributed or deemed to be contributed more than one year prior to the first annuity payment payable under the immediate annuity; and (b) the annuity payments under the immediate annuity do not meet the requirements of any other exception to the 10% penalty. This ruling may or may not imply that the exception to the 10% penalty may not apply to annuity payments paid pursuant to a deferred annuity obtained pursuant to an exchange of contract if: (a) purchase payments for the exchanged contract were contributed or may be deemed to be contributed more than one year prior to the first annuity payment pursuant to the deferred annuity contract; or (b) the annuity payments pursuant to the deferred annuity do not meet the requirements of any other exception to the 10% penalty.

         Annuity Payments: The taxable portion of each payment is determined by a formula which establishes the ratio that "investment in the contract" bears to the total value of annuity payments to be made. However, the total amount excluded under this ratio is limited to the "investment in the contract". The formula differs between fixed and variable annuity payments. Where the annuity payments cease because of the death of the person upon whose life payments are based and, as of the date of death, the amount of annuity payments excluded from taxable income by the exclusion ratio does not exceed the investment in the contract, then the remaining portion of unrecovered investment is allowed as a deduction in the tax year of such death.

         Gifts: The gift of an annuity to other than the spouse of the contract holder (or former spouse incident to a divorce) is treated for tax purposes as a distribution.

         Tax Free Exchanges: Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an annuity is obtained by a tax-free exchange of a life insurance, annuity or endowment contract purchased prior to August 14, 1982, then any distributions other than as annuity payments which do not exceed the portion of the "investment in the contract" (purchase payments made into the other contract, less prior distributions) prior to August 14, 1982, are not included in taxable income. In all other respects, the general provisions of the Code apply to distributions from annuities obtained as part of such an exchange.

         Transfers Between Investment Options: Transfers between investment options are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. Such guidelines may or may not address the number of investment options or the number of transfers between investment options offered under a variable annuity. It is not known whether such guidelines, if in fact promulgated, would have retroactive effect. It is also not known what effect, if any, such guidelines may have on transfers between the investment options of the Annuity offered pursuant to this Prospectus. We will take any action, including modifications to your Annuity or the Sub-accounts, required to comply with such guidelines if promulgated.

         Generation-Skipping Transfers: Under the Code certain taxes may be due when all or part of an annuity is transferred to or a death benefit is paid to an individual two or more generations younger than the contract holder. These taxes tend to apply to transfers of significantly large dollar amounts. We may be required to determine whether a transaction must be treated as a direct skip as defined in the Code and the amount of the resulting tax. If so required, we will deduct from your Annuity or from any applicable payment to be treated as a direct skip any amount we are required to pay as a result of the transaction.

         Diversification: Section 817(h) of the Code provides that a variable annuity contract, in order to qualify as an annuity, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). The Treasury Department's regulations prescribe the diversification requirements for variable annuity contracts. We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

         Federal Income Tax Withholding: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us.

Certain distributions, including rollovers, from most retirement plans, may be subject to automatic 20% withholding for Federal income taxes. This will not apply to: (a) any portion of a distribution paid as Minimum Distributions; (b) direct transfers to the trustee of another retirement plan; (c) distributions from an individual retirement account or individual retirement annuity; (d) distributions made as substantially equal periodic payments for the life or life expectancy of the participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan; and (e) certain other distributions where automatic 20% withholding may not apply.

         Tax  Considerations  When Using Annuities in Conjunction with Qualified
Plans: There are various types of qualified plans for which an annuity may be suitable. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity used to fund such benefits ("qualified contract"). We have provided below general descriptions of the types of qualified plans in conjunction with which we may issue an Annuity. These descriptions are not exhaustive and are for general informational purposes only. We are not obligated to make or continue to make new Annuities available for use with all the types of qualified plans shown below.

The tax rules regarding qualified plans are complex. The application of these rules depend on individual facts and circumstances. Before purchasing an Annuity for use in funding a qualified plan, you should obtain competent tax advice, both as to the tax treatment and suitability of such an investment.

Qualified contracts include special provisions changing or restricting certain rights and benefits otherwise available to non-qualified annuities. You should read your Annuity carefully to review any such changes or limitations. The changes and limitations may include, but may not be limited to, restrictions on ownership, transferability, assignability, contributions, distributions, as well as reductions to the minimum allowable purchase payment for an annuity and any subsequent annuity you may purchase for use as a qualified contract. Additionally, various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations.


         Individual Retirement Programs: Eligible individuals may maintain an individual retirement account or individual retirement annuity ("IRA"). Subject to limitations, contributions of certain amounts may be deductible from gross income. Purchasers of IRAs are to receive a special disclosure document, which describes limitations on eligibility, contributions, transferability and distributions. It also describes the conditions under which distributions from IRAs and other qualified plans may be rolled over or transferred into an IRA on a tax-deferred basis. Eligible employers that meet specified criteria may establish savings incentive match plans for employees using the employees' IRAs. These arrangements are known as SIMPLE-IRAs. Employer contributions that may be made to SIMPLE-IRAs are larger than the amounts that may be contributed to other IRAs, and may be deductible to the employer.


         Tax Sheltered Annuities: A tax sheltered annuity ("TSA") under Section 403(b) of the Code is a contract into which contributions may be made for the benefit of their employees by certain qualifying employers: public schools and certain charitable, educational and scientific organizations. Such contributions are not taxable to the employee until distributions are made from the TSA. The Code imposes limits on contributions, transfers and distributions. Nondiscrimination requirements apply as well.

         Corporate Pension and Profit-sharing Plans: Annuities may be used to fund employee benefits of various retirement plans established by corporate employers. Contributions to such plans are not taxable to the employee until distributions are made from the retirement plan. The Code imposes limitations on contributions and distributions. The tax treatment of distributions is subject to special provisions of the Code, and also depends on the design of the specific retirement plan. There are also special requirements as to participation, nondiscrimination, vesting and nonforfeitability of interests.

         H.R. 10 Plans: Annuities may also be used to fund benefits of retirement plans established by self-employed individuals for themselves and their employees. These are commonly known as "H.R. 10 Plans" or "Keogh Plans".
These plans are subject to most of the same types of limitations and requirements as retirement plans established by corporations. However, the exact limitations and requirements may differ from those for corporate plans.


         Tax Treatment of Distributions from Qualified Annuities: A 10% penalty tax applies to the taxable portion of a distribution from a qualified contract unless one of the following exceptions apply to such distribution: (a) it is part of a properly executed transfer to another IRA, an individual retirement account or another eligible qualified plan; (b) it occurs on or after the taxpayer's age 59 1/2; (c) it is subsequent to the death or disability of the taxpayer (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) it is part of substantially equal periodic payments to be paid not less frequently than annually for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary; (e) it is subsequent to a separation from service after the taxpayer attains age 55; (f) it does not exceed the employee's allowable deduction in that tax year for medical care; and (g) it is made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated above in (e) and (g) do not apply to IRAs.


         Section 457 Plans: Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax exempt employers for their employees may invest in annuity contracts. The Code limits contributions and distributions, and imposes eligibility requirements as well. Contributions are not taxable to employees until distributed from the plan. However, plan assets remain the property of the employer and are subject to the claims of the employer's general creditors until such assets are made available to participants or their beneficiaries.

OTHER MATTERS: Outlined below are certain miscellaneous matters you should know before investing in an Annuity.

         Deferral of Transactions: We may defer any distribution or transfer from a Fixed Allocation or an annuity payout for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any Fixed Allocation or any annuity payout for more than thirty days, or less where required by law, we pay interest at the minimum rate required by law but not less than 3%, or at least 4% if required by your contract, per year on the amount deferred. We may defer payment of proceeds of any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed 7 calendar days from the date the transaction is effected. Any deferral period begins on the date such distribution or transfer would otherwise have been transacted (see "Pricing of Transfers and Distributions").

All procedures, including payment, based on the valuation of the Sub-accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

         Resolving Material Conflicts: Underlying mutual funds or portfolios may be available to registered separate accounts offering either or both life and annuity contracts of insurance companies not affiliated with us. We also may offer life insurance and/or annuity contracts that offer different variable investment options from those offered under this Annuity, but which invest in the same underlying mutual funds or portfolios. It is possible that differences might arise between our Separate Account B and one or more accounts of other insurance companies which participate in a portfolio. It is also possible that differences might arise between a Sub-account offered under this Annuity and variable investment options offered under different life insurance policies or annuities we offer, even though such different variable investment options invest in the same underlying mutual fund or portfolio. In some cases, it is possible that the differences could be considered "material conflicts". Such a "material conflict" could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect either these different life and annuity separate accounts or differing life insurance policies and annuities. It could also arise by reason of differences in voting instructions of persons with voting rights under our policies and/or annuities and those of other companies, persons with voting rights under annuities and those with rights under life policies, or persons with voting rights under one of our life policies or annuities with those under other life policies or annuities we offer. It could also arise for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we will take the necessary action to protect persons with voting rights under our life policies or annuities vis-a-vis those with rights under life policies or annuities offered by other insurance companies. We will also take the necessary action to treat equitably persons with voting rights under this Annuity and any persons with voting rights under any other life policy or annuity we offer.

         Modification: We reserve the right to any or all of the following: (a) combine a Sub-account with other Sub-accounts; (b) combine Separate Account B or a portion thereof with other "unitized" separate accounts; (c) terminate offering certain Guarantee Periods for new or renewing Fixed Allocations; (d) combine Separate Account D with other "non-unitized" separate accounts; (e) deregister Separate Account B under the 1940 Act; (f) operate Separate Account B as a management investment company under the 1940 Act or in any other form permitted by law; (g) make changes required by any change in the Securities Act of 1933, the Exchange Act of 1934 or the 1940 Act; (h) make changes that are necessary to maintain the tax status of your Annuity under the Code; and (i) make changes required by any change in other Federal or state laws relating to retirement annuities or annuity contracts.

Also, from time to time, we may make additional Sub-accounts available to you. These Sub-accounts will invest in underlying mutual funds or portfolios of underlying mutual funds we believe to be suitable for the Annuity. We may or may not make a new Sub-account available to invest in any new portfolio of one of the current underlying mutual funds should such a portfolio be made available to Separate Account B.

We may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

We reserve the right to transfer assets of Separate Account B, which we determine to be associated with the class of contracts to which your Annuity belongs, to another "unitized" separate account. We also reserve the right to transfer assets of Separate Account D which we determine to be associated with the class of contracts to which your annuity belongs, to another "non-unitized" separate account. We notify you (and/or any payee during the payout phase) of any modification to your Annuity. We may endorse your Annuity to reflect the change.

         Misstatement of Age or Sex: If there has been a misstatement of the age and/or sex of any person upon whose life annuity payments or the minimum death benefit are based, we make adjustments to conform to the facts. As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

         Ending the Offer: We may limit or discontinue offering Annuities. Existing Annuities will not be affected by any such action.

         Indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Legal Proceedings: As of the date of this Prospectus, neither we nor ASM, Inc. were involved in any litigation outside of the ordinary course of business, and know of no material claims.


THE COMPANY: American Skandia Life Assurance Corporation (the Company) is a stock insurance company domiciled in Connecticut with licenses in all 50 states. It is a wholly-owned subsidiary of American Skandia Investment Holding Corporation, whose ultimate parent is Skandia Insurance Company Ltd., a Swedish company. Two of our affiliates, American Skandia Marketing, Incorporated, and American Skandia Information Services and Technology Corporation, may undertake certain administrative functions on our behalf. Our affiliate, American Skandia Investment Services, Incorporated, currently acts as the investment manager to the American Skandia Trust. We currently engage Skandia Investment Management, Inc., an affiliate whose indirect parent is Skandia Insurance Company Ltd., as investment manager for our general account. We are under no obligation to engage or continue to engage any investment manager.

The Company markets its products to broker-dealers and financial planners through an internal field marketing staff. In addition, the Company markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

During 1995, Skandia Vida, S.A. de C.V. was formed by the ultimate parent Skandia Insurance Company Ltd. The Company has a 99.9% ownership in Skandia Vida, S.A. de C.V. which is a life insurance company domiciled in Mexico. This Mexican life insurer is a start up company with expectations of selling long term savings products within Mexico. Total shareholder's equity of Skandia Vida, S.A. de C.V. is $1,603,977 and $881,648 as of September 30, 1996 and December 31, 1995, respectively.


         Lines of Business: The Company is in the business of issuing annuity policies, and has been so since its business inception in 1988. The Company currently offers the following annuity products: a) certain deferred annuities that are registered with the Securities and Exchange Commission, including variable annuities and fixed interest rate annuities that include a market value adjustment feature; b) certain other fixed deferred annuities that are not registered with the Securities and Exchange Commission; and c) fixed and adjustable immediate annuities. We may, in the future, offer other annuities, life insurance and other forms of insurance.


         Selected Financial Data: The following selected financial data are qualified by reference to, and should be read in conjunction with, the financial statements, including related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data as of and for each of the five years ended December 31, 1995, 1994, 1993, 1992 and 1991 has not been audited. The selected financial data has been derived from the full financial statements for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 which were presented in accordance with generally accepted accounting principles. The full financial statements for the years ended December 31, 1995, 1994 and 1993, included elsewhere herein, were audited by Deloitte & Touche LLP, independent auditors, whose report thereon is included elsewhere herein. The selected financial data as of and for the nine-month period ended September 30, 1996 and 1995 are taken or derived from the Company's unaudited interim financial statements included elsewhere in the Registration Statement and, in the opinion of management, have been prepared on the same basis as the audited financial statements included herein and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of such data. The results of operation for an interim period are not necessarily indicative of the results for the full year or any other interim period.

Income Statement Data:
                                               (unaudited)
                                    Sept. 30,      Sept. 30,
                                             1996         1995            1995             1994           1993            1992
                                                          ----                             -----          ----            ----
Revenues:
Net investment income                $  1,008,040  $ 1,279,298      $1,600,674     $  1,300,217   $    692,758    $   892,053
Annuity premium income                    100,000       27,480               0           70,000        101,643      1,304,629
Annuity charges and fees*              47,915,563   27,438,534      38,837,358       24,779,785     11,752,984      4,846,134
Net realized capital gains (losses)       110,784       28,192          36,774           (1,942)       330,024        195,848
Fee income                             11,382,138    3,411,409       6,205,719        2,111,801        938,336        125,179
Other income                               26,963       41,488          64,882       ____24,550          1,269         15,119
                                           ------       ------          ------           ---------------------  -------------
Total revenues                        $60,543,488  $32,226,401     $46,745,407      $28,284,411    $13,817,014     $7,378,962
                                      ===========   ==========     ===========      ===========    ===========     ==========

Benefits and Expenses:
Return credited to contractowners     ($2,175,208)  $9,167,943     $10,612,858        $(516,730)      $252,132       $560,243
Cost of minimum death benefit reinsurance
                                        2,060,736            0       2,056,606                0              0              0
Annuity benefits                          490,771      347,115         555,421          369,652        383,515        276,997
Increase/(decrease) in annuity policy reserves
                                          389,033   (5,705,857)     (6,778,756)       5,766,003      1,208,454      1,331,278
Underwriting, acquisition and
   other insurance expenses            30,684,238   24,370,070      35,970,524       18,942,720      9,547,951     11,338,765
Interest expense                        7,600,213    4,828,709       6,499,414        3,615,845        187,156              0
                                        ---------    ---------       ---------     ------------  ----------------------------
Total benefits and expenses           $39,162,283  $33,007,980     $48,916,067      $28,177,490    $11,579,208    $13,507,283
                                      -----------   ----------     -----------      -----------    -----------    -----------

Income tax                             $8,488,261      $35,311        $397,360    $     247,429   $    182,965$             0
                                       ----------       ------        --------    -------------   ---------------------------

Net income (loss)                     $12,892,944    ($816,890)    $(2,568,020)   $    (140,508)  $  2,054,841 $ (6,128,321)
                                      ===========    ==========    ============  ===============  ============ ============

Balance Sheet Data:
Total Assets                       $7,209,805,432$4,471,771,516 $5,021,012,890   $2,864,416,329 $1,558,548,537 $552,345,206
                                   ============== ============= ==============   ============== ============== ============

Surplus Notes                        $143,000,000  $69,000,000 $   103,000,000   $   69,000,000 $   20,000,000 $          0
                                     ============  =========== =============== ================ ============== =============

Shareholder's Equity                  $73,825,229  $52,782,340$     59,713,000 $     52,205,524 $   52,387,687 $  46,332,846
                                      ===========  =========================== ================ ============== =============

                                           1991
                                           ----
Revenues:

Net investment income                 $  723,253
Annuity premium income                 2,068,452
Annuity charges and fees*              1,335,079
Net realized capital gains (losses)        4,278
Fee income                                     0
Other income                              45,010
                                          ------
Total revenues                        $4,176,072
                                      ==========

Benefits and Expenses:
Return credited to contractowners       $235,470
Cost of minimum death benefit reinsurance
                                               0
Annuity benefits                         107,536
Increase/(decrease) in annuity policy reserves
                                       2,045,722
Underwriting, acquisition and
   other insurance expenses            7,294,400
Interest expense                        _______0
                                       ---------
Total benefits and expenses           $9,683,128
                                      ----------

Income tax                            $        0
                                      ----------

Net income (loss)                     ($5,507,056)
                                       ===========

Balance Sheet Data:
Total Assets                         $239,435,675
                                     ============

Surplus Notes                        $          0
                                     ============

Shareholder's Equity                 $ 14,292,772
                                     ============

*On   annuity   sales   of   $1,958,602,691,   $1,098,691,637,   $1,628,486,000,
$1,372,874,000,  $890,640,000, $287,596,000, and $141,017,000 with contractowner assets  under  management  of  $6,802,022,251,  $4,225,787,909,  $4,704,044,001,
$2,661,161,000,  $1,437,554,000,  $495,176,000, and $217,425,000 as of September
30,  1996  and  1995  and  December  31,  1995,  1994,  1993,  1992,  and  1991,
respectively.

The above selected financial data should be read in conjunction with the financial statements and the notes thereto.

         Management's Discussion and Analysis of Financial Condition and Results of Operations

         Results of Operations: The Company's long term business plan was developed reflecting the current sales and marketing approach. The sales volume for the nine month period ended September 30, 1996 and 1995 was $1.959 billion and $1.099 billion, respectively. This represents an increase of 78% compared to the same period last year. This increase is a direct result of the sales efforts by the Company coupled with an overall increase in the variable annuity marketplace. Assets grew $2.189 billion or 44% since December 31, 1995. This increase is a direct result of the sales volume increasing separate account assets and deferred acquisition costs. Liabilities grew $2.175 billion or 44% since December 31, 1995 as a result of the reserves required for the increased sales activity as well as increased reinsurance and surplus notes to support the acquisition costs of the Company's variable annuity business.

The Company experienced a net gain of $12.9 million after tax for the current period which was in excess of plan. This gain is a result of the strong sales activity for the nine months ended September 30, 1996, combined with an increased asset base which generates additional fee revenue.

In the same period last year, the Company experienced a net loss of $.8 million after tax. This loss was a result of the asset performance relative to the liability structure for the market value adjusted annuity product along with a strengthening of the reserves for this same business due to historically lower spreads in the corporate bond market. In addition, the loss was attributable to a higher level of general expense relative to sales volume.

Increasing volume of annuity sales results in higher assets under management. The fees realized on assets under management has resulted in annuity charges & fees to increase 75% for the nine month period ended September 30, 1996. This is compared to an increase of 55% for the nine month period ended September 30, 1995.

Net investment income decreased 21% for the nine month period ended September 30, 1996. This is compared to an increase of 50% for the nine month period ended September 30, 1995. The current period decrease is a result of the need to liquidate short term investments to support cash needs. The prior period increase is a result of an increase in the Company's bonds and short term investments throughout the period.

Fee income is a result of income earned for transfer agency type activities. This income increased 234% for the nine month period ended September 30, 1996 compared to an increase of 130% for the nine month period ended September 30, 1995.

Annuity benefits represent payments on annuity contracts with mortality risks, these being the immediate annuities with life contingencies and supplementary contracts with life contingencies.

Increase/(decrease) in annuity policy reserves represents the change in reserves for the immediate annuity with life contingencies, supplementary contracts with life contingencies and guaranteed minimum death benefit. In September 1995, the Company entered into an agreement to reinsure the guaranteed minimum death benefit exposure on most of the variable annuity contracts. The costs associated with reinsuring the minimum death benefit reserve exceeded the change in the minimum death benefit reserve by approximately $1.6 million.

Return credited to contractowners represents revenues on the variable and market value adjusted annuities offset by the benefit payments and change in reserves required on this business. Also included are the benefit payments and change in reserves on immediate annuity contracts without significant mortality risks. The result for the current period reflects a higher than expected separate account investment return on the market value adjusted contracts in support of the benefits and required reserves.

Underwriting, acquisition and other insurance expenses is made up of $96 million of commissions and $43.1 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $108.5 million. This compares to the same period last year of $42.4 million of commissions and $28.1 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $46.2 million.

Interest expense increased 57% over the same period last year as a result of the increase in surplus notes.

         Liquidity and Capital Resources: The liquidity requirement of the Company was met by cash from insurance operations, investment activities and borrowings from the parent.

The Company had significant growth during the nine month period in 1996. The sales volume of $1.959 billion was made up of approximately 95% variable annuities which carry a contingent deferred sales charge. This type of product causes a temporary cash strain in that 100% of the proceeds are invested in separate accounts supporting the product leaving a cash (but not capital) strain caused by the acquisition costs for the new business. This cash strain required the Company to look beyond the insurance operations and investments of the Company. To this end, the Company borrowed an additional $40 million from its parent in the form of a surplus note and extended its reinsurance agreements (initiated in 1993, 1994 and 1995). The reinsurance agreements are modified coinsurance arrangements where the reinsurer shares in the experience of a specific book of business. The income and expense items presented above are net of reinsurance.

The Company is currently reviewing various options to fund the cash strain anticipated from the acquisition costs on expected future sales volume.

The tremendous growth of this young organization has depended on capital support from its parent.

As of September 30, 1996 and December 31, 1995, shareholder's equity was $73,825,229 and $59,713,000 respectively, which includes the carrying value of the state insurance licenses in the amount of $4,750,000 and $4,862,500, respectively.

The Company has long term surplus notes and short term borrowing with its parent. No dividends have been paid to its parent company.

         Segment Information: As of the date of this Prospectus, we offered only variable and fixed deferred annuities and immediate annuities.

         Reinsurance: The Company cedes reinsurance under modified co-insurance arrangements. The reinsurance arrangements provide additional capacity for growth in supporting the cash flow strain from the Company's variable annuity business. The reinsurance is effected under quota share contracts.

As of September 1995, the Company reinsured certain mortality risks. These risks result from the Guaranteed Minimum Death Benefit feature in the variable annuity products.

The effect of the reinsurance agreements on the Company's operations was to reduce annuity charges and fee income, death benefit expense, and reserve exposure. The effect of reinsurance is summarized as follows:

                                                For the period ended September 30, 1996

                         Annuity            Change in Annuity               Return Credited
                   Charges & Fees              Policy Reserves             to Contractowners

Gross                    $60,649,937                  $811,959                    ($2,077,777)
Ceded                     12,734,374                   422,926                         97,431
                        ------------                 ---------                   ------------
Net                      $47,915,563                  $389,033                    ($2,175,208)
                         ===========                  ========                     ===========


                     For the period ended September 30, 1995

                                                  Annuity
                                            Charges & Fees

                           Gross                   $35,351,011
                           Ceded                     4,754,725
                                                 -------------
                           Net                     $27,438,534
                                                   ===========

Such ceded reinsurance does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreement.

Surplus Notes: On June 28, 1996, the Company received $40 million from its parent in exchange for one surplus note at an interest rate of 8.41%.

During 1995, the Company received $34 million from its parent in exchange for three surplus notes. The amounts were $10 million, $15 million and $9 million, at interest rates of 7.52%, 7.49% and 7.47%, respectively.

During 1994, the Company received $49 million from its parent in exchange for four surplus notes, two in the amount of $10 million, one in the amount of $15 million and one in the amount of $14 million, at interest rates of 7.28%, 7.90%, 9.13% and 9.78%, respectively.

During 1993, the Company received $20 million from its parent in exchange for a surplus note in the amount of $20 million at a 6.84% interest rate.

Interest payable on these notes is $5,235,106 at September 30, 1996.

Payment of interest and repayment of principal for these notes require approval of the Commissioner of Insurance of the State of Connecticut. Effective June 30, 1996 and September 30, 1996, the Commissioner approved interest payments of $1,872,797 and $4,566,070 respectively, in accordance with the terms of the surplus notes.

         Reserves: We are obligated to carry on our statutory books, as liabilities, actuarial reserves to meet our obligations on outstanding annuity or life insurance contracts. This is required by the life insurance laws and regulations in the jurisdictions in which we do business. Such reserves are based on mortality and/or morbidity tables in general use in the United States. In general, reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded at certain assumed rates, are expected to be sufficient to meet our policy obligations at their maturities if death occurs in accordance with the mortality tables employed. In the accompanying Financial Statements these reserves for policy obligations are determined in accordance with generally accepted accounting principles and are included in the liabilities of our separate accounts and the general account liabilities for future benefits of annuity or life insurance contracts we issue.

         Competition: We are engaged in a business that is highly competitive due to the large number of insurance companies and other entities competing in the marketing and sale of insurance products. There are approximately 2300 stock, mutual and other types of insurers in the life insurance business in the United States.

         Employees: As of December 31, 1995, we had 198 direct salaried employees. An affiliate, American Skandia Information Services and Technology Corporation, which provides services almost exclusively to us, had 67 direct salaried employees.

         Regulation: We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. We are regulated and supervised by the Connecticut Commissioner of Insurance. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the Connecticut Insurance Department, which covers our operations for the preceding calendar year, and must prepare and file our statement of financial condition as of December 31 of such year. The Commissioner and his or her agents have the right at all times to review or examine our books and assets. A full examination of our operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). We are subject to the insurance laws and various federal and state securities laws and regulations and to regulatory agencies, such as the Securities and Exchange Commission (the "SEC") and the Connecticut Banking Department, which administer those laws and regulations.

We can be assessed up to prescribed limits for policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. We cannot predict or estimate the amount any such future assessments we may have to pay. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

Several states, including Connecticut, regulate insurers and their affiliates under insurance holding company laws and regulations. This applies to us and our affiliates. Under such laws, inter-company transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the anti-trust laws; (e) the barriers preventing most banks from selling or underwriting insurance: and (f) any initiatives directed toward improving the solvency of insurance companies. We would also be affected by federal initiatives that have impact on the ownership of or investment in United States companies by foreign companies or investors.

                        Executive Officers and Directors:

Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Gordon C. Boronow*                                            President                                                President and
43                                                            and Chief                                     Chief Operating Officer:
                                                              Operating Officer,                               American Skandia Life
                                                              Director (since July, 1991)                      Assurance Corporation

Nancy F. Brunetti                                             Senior Vice President,                Senior Vice President, Customer
34                                                            Customer Service and                  Service and Business Operations:
                                                              Business Operations                              American Skandia Life
                                                              Director (since February, 1996)                  Assurance Corporation

         Ms. Brunetti joined us in 1992. She previously held the position of Senior Business Analyst at Monarch Life Insurance Company.

Malcolm M. Campbell                                           Director (since April, 1991)                   Director of Operations,
40                                                                                                           Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi*                                               Chief Executive                           Executive Vice President and
51                                                            Officer and                      Member of Corporate Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Lincoln R. Collins                                            Senior Vice President,                         Senior Vice President,
                                                              Product Management                                 Product Management:
36                                                            Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
43                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Wade A. Dokken                                                Director (since July, 1991)                                  Director:
36                                                            and Employee                                     American Skandia Life
                                                                                                              Assurance Corporation;
                                                                                                  President, Chief Operating Officer
                                                                                                        and Chief Marketing Officer:
                                                                                            American Skandia Marketing, Incorporated

Teresa Grove                                                  Vice President,                                        Vice President,
41                                                            Customer Service                                     Customer Service:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

     Ms. Grove joined us in 1996.  She  previously  held positions of Operations
Manager at Twentieth  Century/Benham from January,  1992 to September,  1996 and
Operations Manager at Lateef Management  Association from January, 1989 to June,
1991.

N. David Kuperstock                                           Vice President,                                        Vice President,
45                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
43                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since October, 1994)                   American Skandia Life
                                                                                                               Assurance Corporation

Gunnar Moberg                                                 Director (since November, 1994)        Director - Marketing and Sales,
42                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Vice President and                                  Vice President and
35                                                            Controller                                                 Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

     Mr. Monroe joined us in 1996.  He  previously  held  positions of Assistant
Vice President and Director at Allmerica  Financial  from August,  1994 to July,
1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Don Thomas Peck                                               Employee                                     Senior Vice President and
52                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

         Mr. Peck joined us in 1995. He previously held the position of Regional
Vice President with MFS Financial Services Inc.

Rodney D. Runestad                                            Vice President and                                  Vice President and
47                                                            Valuation Actuary                                   Valuation Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Hayward Sawyer                                                Employee                                     Senior Vice President and
51                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

         Mr. Sawyer joined us in 1994. He previously held the position of Regional Vice President with AIM Distributors, Inc.

Todd L. Slade                                                 Vice President                                         Vice President:
38                                                                                                      American Skandia Information
                                                                                                             Services and Technology
                                                                                                                         Corporation

Anders O. Soderstrom                                          Director (since October, 1994)                          President and
37                                                                                                          Chief Operating Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Amanda C. Sutyak                                              Executive Vice President                      Executive Vice President
39                                                            and Deputy Chief                                      and Deputy Chief
                                                              Operating Officer,                                  Operating Officer:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

C. Ake Svensson                                               Treasurer,                                   Vice President, Treasurer
45                                                            Director (since December, 1994)              and Corporate Controller:
                                                                                                         American Skandia Investment
                                                                                                                 Holding Corporation

         Mr. Svensson joined us in 1994. He previously held the position of Senior Vice President with Nordenbanken.

Bayard F. Tracy                                               Director (since October, 1994)                   Senior Vice President
49                                                                                                       and National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated





Jeffrey M. Ulness                                             Vice President,                                        Vice President,
36                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

    Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to
March 1991.

Executive Compensation

         Summary Compensation Table: The summary table below summarizes the compensation payable to our Chief Executive Officer and to the most highly compensated of our executive officers whose compensation exceeded $100,000 in the fiscal year immediately preceding the date of this Prospectus.

                        Name and Principal                              Annual                Annual         Other Annual
                             Position                Year               Salary                 Bonus         Compensation
                                                                          ($)                   ($)               ($)

                           Jan R. Carendi -           1995              $200,315
                             Chief Executive          1994               170,569
                             Officer                  1993               214,121

                           Gordon C. Boronow -        1995              $157,620
                             President and            1994               129,121
                             Chief Operating          1993               123,788
                             Officer

                           Lincoln R. Collins -       1995              $156,550
                             Senior Vice President    1994                92,700
                             Product Management       1993                72,100

                           N. David Kuperstock        1995              $133,120
                             Vice President,          1994               103,000
                             Product Development      1993                88,864

                           Bayard F. Tracy            1995              $168,052
                             Senior Vice President,   1994               127,050
                             Institutional Sales      1993               123,363

                  Long-Term Incentive Plans - Awards in the Last Fiscal YearLong-Term Incentive Plans - Awards in the Last Fiscal Year: The following table provides information regarding our long-term incentive plan. Units are awarded to executive officers and other personnel. The table shows units awarded to our Chief Executive Officer and the most highly compensated of our executive officers whose compensation exceeded $100,000 in the fiscal year immediately preceding the date of this Prospectus. This program is designed to induce participants to remain with the company over long periods of time and to tie a portion of their compensation to the fortunes of the company. Currently, the program consists of multiple plans. A new plan may be instituted each year.
Participants are awarded units at the beginning of a plan. Generally, participants must remain employed by the company or its affiliates at the time such units are payable in order to receive any payments under the plan. There are certain exceptions, such as in cases of retirement or death.

Changes in the value of units reflect changes in the "embedded value" of the company. "Embedded value" is the net asset value of the company (valued at market value and not including the present value of future profits), plus the present value of the anticipated future profits (valued pursuant to state insurance law) on its existing contracts. Units will not have any value for participants if the embedded value does not increase by certain target percentages during the first four years of a plan. The target percentages may differ between each plan. Any amounts available under a plan are paid out in the fifth through eighth years of a plan. Payments will be postponed if the payment would exceed 20% of any profit (as determined under state insurance law) earned by the company in the prior fiscal year or 30% of the individual's current salary year. The amount to be received by a participant at the time any payment is due will be the then current number of units payable multiplied by the then current value of such units.

                                                                             ---------Estimated Future Payouts---------
       Name                Number of Units    Period Until Payout        Threshold          Target          Maximum
                                   (#)                                      ($)              ($)               ($)

Jan R. Carendi                  120,000           Various                                $648,060
Gordon C. Boronow               110,000           Various                                $561,558
Lincoln R. Collins               36,750           Various                                $198,807
N. David Kuperstock              32,000           Various                                $200,968
Bayard E. Tracy                  52,500           Various                                $286,263

         Compensation of Directors: The following directors were compensated as shown below in 1995:

Malcolm M. Campbell     $4,000              Gunnar Moberg                $2,500
Henrik Danckwardt       $4,000

         Compensation  Committee  Interlocks  and  Insider  Participation:   The
compensation committee of our board of directors as of December 31, 1995 consisted of Malcolm M. Campbell and Henrik Danckwardt.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION: The following are the contents of the Statement of Additional Information:

         (1) General Information Regarding American Skandia Life Assurance Corporation

         (2) Principal Underwriter

         (3) Calculation of Performance Data

         (4) Unit Price Determinations

         (5) Calculating the Market Value Adjustment

         (6) Independent Auditors

         (7) Legal Experts

         (8) Appendix A - Financial Statements for Separate Account B (Class 2 Sub-accounts)

FINANCIAL STATEMENTS: The financial statements which follow in Appendix A are those of American Skandia Life Assurance Corporation for the years ended December 31, 1995, 1994, and 1993, respectively. Financial statements for the Class 2 Sub-accounts of Separate Account B are found in the Statement of Additional Information.

                                   APPENDIXES


 APPENDIX A FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION


 APPENDIX B SHORT DESCRIPTIONS OF THE UNDERLYING MUTUAL FUNDS' PORTFOLIO
                       INVESTMENT OBJECTIVES AND POLICIES

                                   APPENDIX A

      FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholder of
     American Skandia Life Assurance Corporation
Shelton, Connecticut


We have audited the accompanying consolidated statements of financial condition of American Skandia Life Assurance Corporation (a wholly-owned subsidiary of Skandia Insurance Company Ltd.) as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Skandia Life Assurance Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP
New York, New York
March 14, 1996


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

          (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                                          AS OF DECEMBER 31,
                                                                                   1995                       1994
                                                                           ---------------------      ----------------------

ASSETS

Investments:
   Fixed maturities - at amortized cost                                  $           10,112,705     $             9,621,865
   Investment in mutual funds - at market value                                       1,728,875                     840,637
   Short-term investments - at amortized cost                                        15,700,000                  24,000,000
                                                                           ---------------------      ----------------------

Total investments                                                                    27,541,580                  34,462,502

Cash and cash equivalents                                                            13,146,384                  23,909,463
Accrued investment income                                                               194,074                     173,654
Fixed assets                                                                             82,434                           0
Deferred acquisition costs                                                          270,222,383                 174,009,609
Reinsurance receivable                                                                1,988,042                           0
Receivable from affiliates                                                              860,991                     459,960
Income tax receivable                                                                   563,850                           0
State insurance licenses                                                              4,862,500                   5,012,500
Other assets                                                                          1,589,006                   1,261,513
Separate account assets                                                           4,699,961,646               2,625,127,128
                                                                           ---------------------      ----------------------

              Total Assets                                               $        5,021,012,890     $         2,864,416,329
                                                                           =====================      ======================


LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:
Reserve for future contractowner benefits                                $           30,493,018     $            11,422,381
Annuity policy reserves                                                              19,386,490                  24,054,255
Income tax payable                                                                            0                      36,999
Accounts payable and accrued expenses                                                32,816,517                  31,753,380
Payable to affiliates                                                                   314,699                     261,552
Payable to reinsurer                                                                 64,995,470                  40,105,406
Short-term borrowing-affiliate                                                       10,000,000                  10,000,000
Surplus notes                                                                       103,000,000                  69,000,000
Deferred contract charges                                                               332,050                     449,704
Separate account liabilities                                                      4,699,961,646               2,625,127,128
                                                                           ---------------------      ----------------------

              Total Liabilities                                                   4,961,299,890               2,812,210,805
                                                                           ---------------------      ----------------------

SHAREHOLDER'S EQUITY:
Common stock, $80 par, 25,000 shares
  authorized, issued and outstanding                                                  2,000,000                   2,000,000
Additional paid-in capital                                                           81,874,666                  71,623,932
Unrealized investment gains and losses                                                  111,359                    (41,655)
Foreign currency translation                                                          (328,252)                           0
Accumulated deficit                                                                (23,944,773)                (21,376,753)
                                                                           ---------------------      ----------------------

              Total Shareholder's Equity                                             59,713,000                  52,205,524
                                                                           ---------------------      ----------------------

              Total Liabilities and Shareholder's                        $        5,021,012,890     $         2,864,416,329
Equity
                                                                           =====================      ======================

                 See notes to consolidated financial statements

                                       10


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
          (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                            1995                1994                 1993
                                                                       ----------------    ----------------     ---------------

REVENUES:
Annuity charges and fees                                             $      38,837,358   $      24,779,785    $     11,752,984
Fee Income                                                                   6,205,719           2,111,801             938,336
Net investment income                                                        1,600,674           1,300,217             692,758
Annuity premium income                                                               0              70,000             101,643
Net realized capital gains/(losses)                                             36,774             (1,942)             330,024
Other                                                                           64,882              24,550               1,269
                                                                       ----------------    ----------------     ---------------

     Total Revenues                                                         46,745,407          28,284,411          13,817,014
                                                                       ----------------    ----------------     ---------------


BENEFITS AND EXPENSES:
Benefits:
  Annuity benefits                                                             555,421             369,652             383,515
  Increase/(decrease) in annuity policy reserves                           (6,778,756)           5,766,003           1,208,454
  Cost of minimum death benefit reinsurance                                  2,056,606                   0                   0
  Return credited to contractowners                                         10,612,858           (516,730)             252,132
                                                                       ----------------    ----------------     ---------------

                                                                             6,446,129           5,618,925           1,844,101
                                                                       ----------------    ----------------     ---------------

Expenses:
  Underwriting, acquisition and other insurance expenses                    35,820,524          18,792,720           9,397,951
  Amortization of state insurance licenses                                     150,000             150,000             150,000
  Interest expense                                                           6,499,414           3,615,845             187,156
                                                                       ----------------    ----------------     ---------------

                                                                            42,469,938          22,558,565           9,735,107
                                                                       ----------------    ----------------     ---------------

     Total Benefits and Expenses                                            48,916,067          28,177,490          11,579,208
                                                                       ----------------    ----------------     ---------------

Income (loss) from operations before federal income taxes                  (2,170,660)             106,921           2,237,806

     Income tax                                                                397,360             247,429             182,965
                                                                       ----------------    ----------------     ---------------

Net income (loss)                                                    $     (2,568,020)   $       (140,508)    $      2,054,841
                                                                       ================    ================     ===============

                 See notes to consolidated financial statements




                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                         1995               1994                1993
                                                                  -----------------    ---------------     ---------------

Common stock, balance at beginning and end of year              $        2,000,000   $      2,000,000    $      2,000,000
                                                                  -----------------    ---------------     ---------------

Additional paid-in capital:
  Balance at beginning of year                                          71,623,932         71,623,932          67,623,932
  Additional contributions                                              10,250,734                  0           4,000,000
                                                                  -----------------    ---------------     ---------------

  Balance at end of year                                                81,874,666         71,623,932          71,623,932
                                                                  -----------------    ---------------     ---------------

Unrealized investment gains and losses:
  Balance at beginning of year                                            (41,655)                  0                   0
  Change in unrealized investment gains and losses                         153,014           (41,655)                   0
                                                                  -----------------    ---------------     ---------------

  Balance at end of year                                                   111,359           (41,655)                   0
                                                                  -----------------    ---------------     ---------------

Foreign currency translation:
  Balance at beginning of year                                                   0                  0                   0
  Change in foreign currency translation                                 (328,252)                  0                   0
                                                                  -----------------    ---------------     ---------------

  Balance at end of year                                                 (328,252)                  0                   0
                                                                  -----------------    ---------------     ---------------

Accumulated deficit:
  Balance at beginning of year                                        (21,376,753)       (21,236,245)        (23,291,086)
  Net income (loss)                                                    (2,568,020)          (140,508)           2,054,841
                                                                  -----------------    ---------------     ---------------

  Balance at end of year                                              (23,944,773)       (21,376,753)        (21,236,245)
                                                                  -----------------    ---------------     ---------------


      TOTAL SHAREHOLDER'S EQUITY                                $       59,713,000   $     52,205,524    $     52,387,687
                                                                  =================    ===============     ===============

                 See notes to consolidated financial statements

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                            1995                 1994                 1993
                                                                      ------------------  -------------------   -----------------
CASH FLOW FROM OPERATING ACTIVITIES:

  Net income (loss)                                                 $       (2,568,020)   $        (140,508)    $      2,054,841
  Adjustments  to  reconcile  net  income  (loss) to net cash used in  operating activities:
      (Decrease)/increase in annuity policy reserves                        (4,667,765)            6,004,603           4,223,289
      Decrease in policy and contract claims                                          0                    0            (52,400)
      Amortization of bond discount                                              23,449               21,964               6,754
      Amortization of state insurance licenses                                  150,000              150,000             150,000
      (Decrease)/increase in due to/from affiliates                           (347,884)              256,779           (397,125)
      Change in income tax payable/receivable                                 (600,849)               36,999                   0
      Increase in other assets                                                (409,927)            (742,041)           (220,172)
      (Increase)/decrease in accrued investment income                         (20,420)             (44,847)             154,902
      Change in reinsurance receivable                                      (1,988,042)                    0                   0
      Increase in accounts payables and accrued expenses                      1,063,137           13,396,502          14,005,962
      Change in deferred acquisition costs                                 (96,212,774)         (83,986,073)        (57,387,042)
      Change in deferred contract charges                                     (117,654)             (71,117)              13,898
      Change in foreign currency translation                                  (328,252)                    0                   0
      Realized (gain)/loss on sale of investments                              (36,774)                1,942           (330,024)
                                                                      ------------------  -------------------   -----------------

  Net cash used in operating activities                                   (106,061,775)         (65,115,797)        (37,777,117)
                                                                      ------------------  -------------------   -----------------

CASH FLOW FROM INVESTING ACTIVITIES:

  Purchase of fixed maturity investments                                      (614,289)          (1,989,120)         (6,847,630)
  Proceeds from the maturity of fixed maturity investments                      100,000            2,010,000                   0
  Proceeds from the sale of fixed maturity investments                                0                    0          10,971,574
  Purchase of shares in mutual funds                                        (1,566,194)            (922,822)                   0
  Proceeds from sale of shares in mutual funds                                  867,744               38,588                   0
  Purchase of short-term investments                                      (202,700,000)        (513,100,000)     (1,207,575,307)
  Sale of short-term investments                                            211,000,000          508,500,000       1,202,333,907
  Investments in separate accounts                                      (1,609,415,439)      (1,365,775,177)       (890,125,018)
                                                                      ------------------  -------------------   -----------------

  Net cash used in investing activities                                 (1,602,328,178)      (1,371,238,531)       (891,242,474)
                                                                      ------------------  -------------------   -----------------

CASH FLOW FROM FINANCING ACTIVITIES:

  Capital contributions from parent                                          10,250,734                    0           4,000,000
  Surplus notes                                                              34,000,000           49,000,000          20,000,000
  Short-term borrowing                                                                0                    0          10,000,000
  Increase in payable to reinsurer                                           24,890,064           28,555,190          11,550,216
  Proceeds from annuity sales                                             1,628,486,076        1,372,873,747         890,639,947
                                                                      ------------------  -------------------   -----------------

  Net cash provided by financing activities                               1,697,626,874        1,450,428,937         936,190,163
                                                                      ------------------  -------------------   -----------------

Net increase/(decrease) in cash and cash equivalents                       (10,763,079)           14,074,609           7,170,572

Cash and cash equivalents at beginning of year                               23,909,463            9,834,854           2,664,282
                                                                      ------------------  -------------------   -----------------

Cash and cash equivalents at end of year                            $        13,146,384 $         23,909,463  $        9,834,854
                                                                      ==================  ===================   =================

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Income taxes paid                                                   $           995,496 $            161,398  $          169,339
                                                                      ==================  ===================   =================

Interest paid                                                       $           540,319 $            557,639  $          111,667
                                                                      ==================  ===================   =================

                 See notes to consolidated financial statements


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

                   Notes to Consolidated Financial Statements


1.       BUSINESS OPERATIONS

         American Skandia Life Assurance Corporation (the "Company") is a wholly-owned subsidiary of American Skandia Investment Holding Corporation (the "Parent"), which in turn is a wholly-owned subsidiary of Skandia Insurance Company Ltd., a Swedish corporation.

         The Company develops annuity products and issues its products through its affiliated broker/dealer company, American Skandia Marketing, Incorporated. The Company currently issues variable, fixed, market value adjusted and immediate annuities.

         During 1995, Skandia Vida, S.A. de C.V. was formed by the ultimate parent Skandia Insurance Company Ltd. The Company owns 99.9% ownership in Skandia Vida, S.A. de C.V. which is a life insurance company domiciled in Mexico. This Mexican life insurer is a start up company with expectations of selling long term savings product within Mexico.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         A.       Basis of Reporting
                  ------------------

                  The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Intercompany transactions and balances have been eliminated in consolidation.

         B.       Investments
                  -----------

                  The Company has classified its fixed maturity investments as held to maturity as the Company has the ability and intent to hold those investments to maturity. Such investments are carried at amortized cost.

                  The Company has classified its mutual fund investments as available for sale. Such investments are carried at market value and changes in unrealized gains and losses are reported as a component of shareholder's equity.

                  Short-term investments are reported at cost which approximates market value.

                  Realized gains and losses on disposal of investments are determined by the specific identification method and are included in revenues.

                  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective January 1, 1994. The adoption of SFAS No. 115 had no impact on the Company's financial statements.



                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)


         C.       Cash Equivalents
                  ----------------

                  The  Company   considers   all  highly  liquid  time  deposits
                  purchased with a maturity of three months or less to be cash equivalents.

         D.       State Insurance Licenses
                  ------------------------

                  Licenses to do business in all states have been capitalized and reflected at the purchase price of $6 million less accumulated amortization. The cost of the licenses is being amortized over 40 years.

         E.       Fixed Assets
                  ------------

                  Fixed Assets consisting of furniture, equipment and leasehold improvements are carried at cost and depreciated on a straight line basis over a period of three to five years. Accumulated depreciation at December 31, 1995 and related depreciation expense for the year ended December 31, 1995 was $3,749.

         F.       Recognition of Revenue and Contract Benefits
                  --------------------------------------------

                  Annuity contracts without significant mortality risk, as defined by Financial Accounting Standard No. 97, are classified as investment contracts (variable, market value adjusted and certain immediate annuities) and those with mortality risk (immediate annuities) as insurance products. The policy of revenue and contract benefit recognition is described below.

                  Revenues for variable annuity contracts consist of charges against contractowner account values for mortality and expense risks and administration fees and an annual maintenance fee per contract. Benefit reserves for variable annuity contracts represent the account value of the contracts, and are included in the separate account liabilities.

                  Revenues for market value adjusted annuity contracts consist of separate account investment income reduced by benefit payments and change in reserves in support of contractowner obligations, all of which is included in return credited to contractowners. Benefit reserves for these contracts represent the account value of the contracts, and are included in the general account liability for future contractowner benefits to the extent in excess of the separate account liabilities.

                  Revenues for immediate annuity contracts without life contingencies consist of net investment income. Revenues for immediate annuity contracts with life contingencies consist of single premium payments recognized as annuity considerations when received. Benefit reserves for these contracts are based on the Society of Actuaries 1983 - a Table with an assumed interest rate of 8.25%.

                  Annuity   sales  were   $1,628,486,000,   $1,372,874,000   and
                  $890,640,000  for 1995, 1994 and 1993,  respectively.  Annuity contract assets under management were $4,704,044,000, $2,661,161,000 and $1,437,554,000 at December 31, 1995, 1994
                  and 1993, respectively.



                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

         G.       Deferred Acquisition Costs
                  --------------------------

                  The costs of acquiring new business, which vary with and are primarily related to the production of new business, are being amortized in relation to the present value of estimated gross profits. These costs include commissions, cost of contract issuance, and certain selling expenses that vary with production. Details of the deferred acquisition costs for the years ended December 31 follow:


                                                              1995             1994              1993
                                                              ----             ----              ----

                  Balance at beginning of year             $174,009,609    $ 90,023,536        $32,636,494

                  Acquisition costs deferred
                  during the year                           106,063,698      85,801,180         59,676,296

                  Acquisition costs amortized
                  during the year                             9,850,924       1,815,107          2,289,254
                                                          -------------  ---------------     -------------

                  Balance at end of year                   $270,222,383    $174,009,609        $90,023,536
                                                           ============    =============       ===========

         H.       Deferred Contract Charges
                  -------------------------

                  Certain contracts are assessed a front-end fee at the time of issue. These fees are deferred and recognized in income in relation to the present value of estimated gross profits of the related contracts. Details of the deferred contract charges for the years ended December 31 follow:

                                                               1995              1994             1993
                                                               ----              ----             ----

                  Balance at beginning of year                 $449,704         $520,821          $506,923

                  Contract charges deferred
                  during the year                                21,513           87,114           144,537

                  Contract charges amortized
                  during the year                               139,167          158,231           130,639
                                                              ---------        ---------         ---------

                  Balance at end of year                       $332,050         $449,704          $520,821
                                                               ========         ========          ========




                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)


         I.       Separate Accounts
                  -----------------

                  Assets and liabilities in Separate Account are shown as separate captions in the consolidated statement of financial condition. The assets consist of long-term bonds, investments in mutual funds and short-term securities, all of which are carried at market value.

                  Included in Separate Account liabilities is $586,233,752 and $259,556,863 at December 31, 1995 and 1994, respectively, relating to annuity contracts for which the contractholder is guaranteed a fixed rate of return. Separate Account assets of $588,835,051 and $269,488,557 at December 31, 1995 and 1994,
                  respectively, consisting of long term bonds, short term securities, transfers due from general account and cash are in support of these annuity contracts, as pursuant to state regulation.

         J.       Income taxes
                  ------------

                  The Company is included in the consolidated federal income tax return with all Skandia Insurance Company Ltd. subsidiaries in the U.S. The federal and state income tax provision is computed on a separate return basis in accordance with the provisions of the Internal Revenue Code, as amended. Prior to 1995, the Company filed a separate federal income tax return.

         K.       Translation of Foreign Currency
                  -------------------------------

                  The financial position and results of operations of the Company's foreign operations are measured using local currency as the functional currency. Assets and liabilities of the operations are translated at the exchange rate in effect at each year-end. Statements of operations and shareholder's equity accounts are translated at the average rate prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in shareholder's equity.

         L.       Estimates
                  ---------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates and assumptions are related to deferred acquisition costs and involve policy lapses, investment return and maintenance expenses. Actual results could differ from those estimates.




                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

         M.       Reinsurance
                  -----------

                  The Company cedes reinsurance under modified co-insurance arrangements. The reinsurance arrangements provides additional capacity for growth in supporting the cash flow strain from the Company's variable annuity business. The reinsurance is effected under quota share contracts.

                  Effective January 1, 1995, the Company reinsured certain mortality risks. These risks result from the guaranteed minimum death benefit feature in the variable annuity products.

3.       INVESTMENTS

         The carrying value (amortized cost), gross unrealized gains (losses) and estimated market value of investments in fixed maturities by category as of December 31, 1995 and 1994 are shown below. All securities held at December 31, 1995 are publicly traded.

         Investments in fixed maturities as of December 31, 1995 consist of the following:

                                                            Gross               Gross
                                       Amortized         Unrealized          Unrealized              Market
                                         Cost               Gains              Losses                 Value
         U.S. Government
         Obligations                   $ 4,304,731         $183,201              $1,778             $4,486,154

         Obligations of
         State and Political
         Subdivisions                      256,095                0               3,165                252,930

         Corporate
         Securities                      5,551,879           13,252                 346              5,564,785
                                     -------------       ----------            --------           ------------

         Totals                        $10,112,705         $196,453              $5,289            $10,303,869
                                       ===========         ========              ======            ===========

         The amortized cost and market value of fixed maturities, by contractual maturity, at December 31, 1995 are shown below.

                                                        Amortized                        Market
                                                          Cost                            Value

         Due in one year or less                     $    379,319                    $    393,745

         Due after one through five years               6,358,955                       6,519,880

         Due after five through ten years               3,374,431                       3,390,244
                                                     ------------                   -------------

                                                      $10,112,705                     $10,303,869
                                                      ===========                     ===========



                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)


         Investments in fixed maturities as of December 31, 1994 consist of the following:

                                                           Gross               Gross
                                       Amortized         Unrealized          Unrealized              Market
                                         Cost               Gains              Losses                 Value
         U.S. Government
         Obligations                    $3,796,390           $2,119            $156,759             $3,641,750

         Obligations of
         State and Political
         Subdivisions                      261,852                0               9,156                252,696

         Corporate
         Securities                      5,563,623                0             547,023              5,016,600
                                       -----------       ----------           ---------            -----------

         Totals                         $9,621,865           $2,119            $712,938             $8,911,046
                                        ==========           ======            ========             ==========

         Proceeds from maturities and sales of fixed maturity investments during 1995, 1994 and 1993, were $100,000, $2,010,000 and $10,971,574, respectively.


         Gross gains and gross losses realized were as follows:

                                  Gross                 Gross
                                  Gains                Losses
                                  -----                ------

         1995              $           0           $         0

         1994              $           0           $         0

         1993                   $329,000           $         0

                                       19


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

         The  cost,   gross  unrealized  gains  (losses)  and  market  value  of investments in mutual funds at December 31, 1995 and 1994 are shown below:

                                                            Gross               Gross
                                                         Unrealized          Unrealized          Market
                                         Cost               Gains              Losses             Value

         1995                        $1,617,516            $111,686           $     327         $1,728,875
                                     ==========            ========           =========         ==========

         1994                        $  882,292            $  4,483           $  46,138         $  840,637
                                     ==========            ========           =========         ==========

         Proceeds from sales of investments in mutual funds during 1995 and 1994 were $867,744 and $38,588.

         Mutual fund gross gains and gross losses were as follows:

                                  Gross                 Gross
                                  Gains                Losses
                                  -----                ------

         1995                    $65,236               $28,462
                                 =======               =======

         1994                   $    510               $ 2,452
                                ========               =======

4.       NET INVESTMENT INCOME

         Additional information with respect to net investment income for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                                       1995                    1994                    1993
                                                       ----                    ----                    ----
         Fixed Maturities                          $   629,743             $   616,987               $409,552
         Mutual Funds                                   59,895                  12,049                      0
         Short-Term Investments                        256,351                 142,421                394,545
         Cash and Cash Equivalents                     730,581                 633,298                 15,034
         Interest on Policy Loans                        4,025                   1,275                  1,015
                                                 -------------           -------------             ----------

         Total Investment Income                     1,680,595               1,406,030                820,146

         Investment Expenses                            79,921                 105,813                127,388
                                                  ------------             -----------              ---------

         Net investment income                      $1,600,674              $1,300,217               $692,758
                                                    ==========              ==========               ========


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

5.       INCOME TAXES

         Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred tax balance as of December 31, 1995 and 1994, are as follows:

                                                                    1995                  1994
                                                                    ----                  ----
         Deferred Tax (Liabilities):
             Deferred acquisition costs                         ($57,399,960)         ($37,885,053)
             Payable to reinsurer                                (19,802,861)          (12,754,591)
             Unrealized investment gains and losses                  (38,976)               14,579
             Other                                                  (308,304)             (214,505)
                                                              --------------        --------------

             Total                                              ($77,550,101)         ($50,839,570)
                                                                ------------          ------------

         Deferred Tax Assets:
             Deferred contract charge                          $     116,218         $     157,396
             Net separate account liabilities                     72,024,094            51,637,155
             Reserve for future contractowner benefits            10,672,556             3,997,833
             Net operating loss carryforward                               0             1,813,670
             AMT credit carryforward                                 286,094                     0
             Foreign exchange translation                            114,888                     0
             Other                                                 3,661,104               878,030
                                                                ------------         -------------

             Total                                               $86,874,954           $58,484,084
                                                                 -----------           -----------

             Net before valuation allowance                     $  9,324,853          $  7,644,514

             Valuation allowance                                  (9,324,853)           (7,644,514)
                                                                ------------          ------------

             Net deferred tax balance                      $               0     $               0
                                                           -----------------     -----------------

         The significant components of federal tax expense are as follows:

                                                              1995               1994               1993
                                                              ----               ----               ----

         Current tax expense                              $   394,648          $184,771           $182,965

         Deferred tax benefit:
             (exclusive of the effects of
             the change in valuation allowance)            (1,680,339)         (365,288)          (404,480)

         Change in valuation allowance                      1,680,339           365,288            404,480
                                                          -----------        ----------          ---------

         Total deferred tax expense                                 0                 0                  0
                                                         ------------        ----------          ---------

         Total income tax expense                        $    394,648          $184,771           $182,965

                                                         ============          ========           ========


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

         The state income tax expense was $2,712 and $62,658 for the years ended 1995 and 1994, respectively.

         The federal income tax expense was different from the amount computed by applying the federal statutory tax rate of 35% to pre-tax income from continuing operations as follows:

                                                               1995              1994               1993
                                                               ----              ----               ----
         Income (loss) before taxes                        ($2,170,660)        $106,921         $2,237,806
             Income tax rate                                        35%              35%                35%
                                                           ------------       ----------        -----------

         Tax expense at federal
             statutory income tax rate                        (759,731)          37,422            783,232

         Tax effect of:

             Permanent tax differences                        (253,101)         (82,188)            63,535

             Difference between financial
                statement and taxable income                 2,986,464        3,161,331          2,414,254

             Utilization of net operating
                loss carryforwards                          (1,487,144)      (3,116,565)        (3,261,021)

             Utilization of AMT credits                        (91,840)               0                  0

         Alternative minimum tax                                     0          184,771            182,965
                                                        --------------      -----------        -----------

         Income tax expense                                $   394,648       $  184,771         $  182,965
                                                           ===========       ==========         ==========

6.       RELATED PARTY TRANSACTIONS

         Certain operating costs (including personnel, rental of office space, furniture, and equipment) and investment expenses have been charged to the Company at cost by American Skandia Information Services and Technology Corporation, an affiliated company; and likewise, the Company has charged operating costs to American Skandia Investment Services, Incorporated, an affiliated company. Income received for these items was $396,573, $248,799 and $146,134 for the years ended December 31, 1995, 1994 and 1993, respectively. The total cost to the Company for these items was $12,687,337, $8,524,840 and $3,537,566 for the years ended December 31, 1995, 1994 and 1993, respectively. Amounts receivable from affiliates under this arrangement were $857,156 and $317,285 as of December 31, 1995 and 1994, respectively. Amounts payable to affiliates under this arrangement were $304,525 and $261,552 as of December 31, 1995 and 1994, respectively.



                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

7.       LEASES

         The Company leases office space under a lease agreement established in 1989 with an affiliate (American Skandia Information Services and Technology Corporation). The lease expense for 1995, 1994 and 1993 was $1,265,771, $961,080 and $280,363, respectively. Future minimum lease payments per year and in aggregate as of December 31, 1995 are as follows:

                           1996                               1,178,550
                           1997                               1,178,550
                           1998                               1,178,550
                           1999                               1,178,550
                           2000 and thereafter                6,831,312
                                                            -----------

                           Total                            $11,545,512
                                                            ===========

8.       RESTRICTED ASSETS

         In order to comply with certain state insurance departments' requirements, the Company maintains bonds/notes on deposit with various states. The carrying value of these deposits amounted to $3,267,357 and $3,410,135 as of December 31, 1995, and 1994, respectively. These deposits are required to be maintained for the protection of contractowners within the individual states.

9.       RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Statutory basis shareholder's equity was $132,493,899, $95,001,971 and $60,666,243 at December 31, 1995, 1994 and 1993, respectively.

         The statutory basis net income (loss) was ($7,183,003), ($9,789,297) and $387,695 for the years ended December 31, 1995, 1994 and 1993, respectively.

         Under state insurance laws, the maximum amount of dividends that can be paid shareholders without prior approval of the state insurance departments is subject to restrictions relating to statutory surplus and net gain from operations. At December 31, 1995, no amounts may be distributed without prior approval.

10.      EMPLOYEE BENEFITS

         In 1989, the Company established a 401(k) plan for which substantially all employees are eligible. Company contributions to this plan on behalf of the participants were $627,161, $431,559 and $250,039 for the years ended December 31, 1995, 1994 and 1993, respectively.

         The Company has a long-term incentive plan where units are awarded to executive officers and other personnel. The program consists of multiple plans. A new plan is instituted each year. Generally, participants must remain employed by the Company or its affiliates at the time such units are payable in order to receive any payments under the plan. The accrued liability representing the value of these units is $4,600,831 and $1,564,407 as of December 31, 1995 and 1994,
         respectively.


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

         In 1994, the Company established a deferred compensation plan which is available to the internal field marketing staff and certain officers. Company contributions to this plan on behalf of the participants were $139,209 in 1995 and $106,882 in 1994.

11.      REINSURANCE

         The effect of the reinsurance agreements on the Company's operations was to reduce annuity charges and fee income, death benefit expense and policy reserves. The effect of reinsurance for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                                     1995
----------------------------------------------------------------------------------------------
                                Annuity            Change in Annuity         Return Credited
                           Charges and Fees         Policy Reserves         to Contractowners
                           ----------------         ---------------         -----------------

         Gross                $50,334,280            ($4,790,714)             $10,945,831
         Ceded                 11,496,922               1,988,042                 332,973
                            -------------            -------------          -------------
         Net                  $38,837,358            ($6,778,756)             $10,612,858
                              ===========            ===========              ===========

                                1994                      1993
                           ----------------        ----------------
                                Annuity                 Annuity
                           Charges and Fees        Charges and Fees
                           ----------------        ----------------

         Gross                $30,116,166             $12,446,277
         Ceded                  5,336,381                  693,293
                            -------------            -------------
         Net                  $24,779,785             $11,752,984
                              ===========             ===========


         Such ceded reinsurance does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements.




                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

12.      SURPLUS NOTES

         During 1995, the Company received $34 million from its parent in exchange for three surplus notes. The amounts were $10 million, $15 million and $9 million, at interest rates of 7.52%, 7.49% and 7.47%, respectively. Interest expense for these notes was $83,281 for the year ended December 31, 1995.

         During 1994, the Company received $49 million from its parent in exchange for four surplus notes, two in the amount of $10 million, one in the amount of $15 million and one in the amount of $14 million, at interest rates of 7.28%, 7.90%, 9.13% and 9.78%, respectively. Interest expense for these notes was $4,319,612 and $1,618,504 for the years ended December 31, 1995 and 1994, respectively.

         During 1993, the Company received $20 million from its parent in exchange for a surplus note in the amount of $20 million at a 6.84%
         interest rate. Interest expense for this note was $1,387,000, $1,387,000 and $11,400 for the years ended December 31, 1995, 1994 and 1993, respectively.

         Payment of interest and repayment of principal for these notes requires approval by the Commissioner of the State of Connecticut. In 1995, approval was granted for the payment of surplus note interest with the stipulation that it be funded through a capital contribution from the Parent.

13.      SHORT-TERM BORROWING

         During 1993, the Company received a $10 million loan from Skandia AB, a Swedish affiliate. Upon the last renewal the loan became payable to the Parent rather than Skandia AB. The loan matures on March 6, 1996 and bears interest at 6.75.%. The total interest expense to the Company was $709,521, $569,618 and $149,861 for the years ended December 31, 1995,
         1994 and 1993, respectively, of which $219,375 and $50,174 was payable as of December 31, 1995 and 1994, respectively.

14.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately 98% of the Company's separate account liabilities are subject to discretionary withdrawal with market value adjustment by contractholders. Separate account assets which are carried at market value are adequate to pay such withdrawals which are generally subject to surrender charges ranging from 7.5% to 1% for contracts held less than 7 years.




                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

15.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The  following  table  summarizes   information  with  respect  to  the
         operations of the Company.

                                                                             Three Months Ended
                                                                             ------------------
                1995                              March 31            June 30         September 30       December 31
                ----                              --------            -------         ------------       -----------

         Premiums and other insurance
            revenues                            $  8,891,903          $10,066,478      $11,960,530       $14,189,048
         Net investment income                       551,690              434,273          293,335           321,376
         Net realized capital gains (losses)         (16,082)                (370)          44,644             8,582
                                               -------------     ----------------   --------------   ---------------
         Total revenues                         $  9,427,511          $10,500,381      $12,298,509       $14,519,006
                                                ============          ===========      ===========       ===========

         Benefits and expenses                   $11,438,798         $  9,968,595      $11,600,587       $15,908,087
                                                 ===========         ============      ===========       ===========

         Net income (loss)                      ($ 2,026,688)       $     531,486    $     678,312       ($1,751,130)
                                                 ============       =============    =============       ===========

                                                                             Three Months Ended
                1994                              March 31            June 30         September 30       December 31
                ----                              --------            -------         ------------       -----------
         Premiums and other insurance
            revenues                              $5,594,065           $6,348,777       $7,411,686        $7,631,608
         Net investment income                       252,914              336,149          264,605           446,549
         Net realized capital gains (losses)               0              (30,829)          25,914             2,973
                                            -----------------       -------------    --------------    -------------
         Total revenues                           $5,846,979           $6,654,097       $7,702,205        $8,081,130
                                                  ==========           ==========       ==========        ==========

         Benefits and expenses                    $5,701,460           $7,883,829       $8,157,535        $6,434,666
                                                  ==========           ==========       ==========        ==========

         Net income (loss)                       $   104,636          ($1,257,768)       ($503,793)       $1,516,417
                                                 ============         ===========        =========        ==========

                                   APPENDIX B

                            SHORT DESCRIPTIONS OF THE
      UNDERLYING MUTUAL FUNDS' PORTFOLIO INVESTMENT OBJECTIVES AND POLICIES


The investment objectives for each underlying mutual fund are in bold face. Please refer to the prospectuses of each underlying mutual fund for more complete details and risk factors applicable to certain portfolios.

                             American Skandia Trust

JanCap Growth Portfolio: The investment objective of the JanCap Growth Portfolio is growth of capital in a manner consistent with the preservation of capital. Realization of income is not a significant investment consideration and any income realized on investments, therefore, will be incidental to this objective. The objective will be pursued by emphasizing investments in common stocks. Common stock investments will be in industries and companies that the portfolio's sub-advisor believes are experiencing favorable demand for their products and services, and which operate in a favorable competitive and regulatory environment. Investments may be made to a lesser degree in preferred stocks, convertible securities, warrants, and debt securities of U.S. issuers, when the portfolio's sub-advisor perceives an opportunity for capital growth from such securities or so that a return may be received on the portfolio's idle cash. Debt securities which the portfolio may purchase include corporate bonds and debentures (not to exceed 5% of net assets in bonds rated below investment grade), mortgage-backed and asset-backed securities, zero-coupon bonds, indexed/structured notes, high-grade commercial paper, certificates of deposit and repurchase agreements. Securities of foreign issuers, including securities of foreign governments and Euromarket securities, also may be purchased. Although it is the general policy of the JanCap Growth Portfolio to purchase and hold securities for capital growth, changes will be made whenever the portfolio's sub-advisor believes they are advisable. Because investment changes usually will be made without reference to the length of time a security has been held, a significant number of short-term transactions may result.

Investments also may be made in "special situations" from time to time. A "special situation" arises when, in the opinion of the portfolio's sub-advisor, the securities of a particular company will be recognized and appreciate in value due to a specific development, such as a technological breakthrough, management change or a new product at that company. Subject to certain limitations, the JanCap Growth Portfolio may purchase and write options on securities (including index options) and options on foreign currencies, and may invest in futures contracts on securities, financial indices and foreign currencies, ("futures contracts"), options on futures contracts, forward contracts and swaps and swap-related products. These instruments will be used primarily for hedging purposes. Investment of up to 15% of the JanCap Growth Portfolio's total assets may be made in securities that are considered illiquid because of the absence of a readily available market or due to legal or contractual restrictions.


AST Janus Overseas Growth Portfolio: The investment objective of the AST Janus Overseas Growth Portfolio is to seek long-term growth of capital. The Portfolio pursues its objective primarily through investments in common stocks of issuers located outside the United States. The Portfolio normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States; however, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country. The Portfolio invests primarily in common stocks of foreign issuers selected for their growth potential. The Portfolio may invest to a lesser degree in other types of securities, including preferred stocks, warrants, convertible securities and debt securities. The Portfolio may also invest in short-term debt securities, including money market funds managed by the Sub-advisor, as a means of receiving a return on idle cash.

When the Sub-advisor believes that market conditions are not favorable for profitable investing or when the Sub-advisor is otherwise unable to locate favorable investment opportunities, the Portfolio's investments may be hedged to a greater degree and/or its cash or similar investments may increase; therefore, it does not always stay fully invested in stocks and bonds. The Portfolio may invest in "special situations" from time to time. A special situation arises when, in the opinion of the Sub-advisor, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to that issuer. Investment in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention.

The Sub-advisor generally takes a "bottom up" approach to building the Portfolio. In other words, the Sub-advisor seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large regardless of country of organization or place of principal business activity.

The Portfolio may use options, futures and other types of derivatives as well as forward foreign currency contracts for hedging purposes or as a means of enhancing return. The Portfolio intends to use most derivative instruments primarily to hedge the value of its portfolio against potential adverse movements in securities prices, foreign currency markets or interest rates. Although the Sub-advisor believes the use of derivative instruments will benefit the Portfolio, the Portfolio's performance could be worse than if the Portfolio had not used such instruments if the Sub-advisor's judgment proves incorrect.

The Portfolio may invest up to 15% of its net assets in illiquid investments, including restricted securities or private placements that are not deemed to be liquid by the Sub-advisor. The Portfolio may invest up to 35% of its net assets in corporate debt securities that are rated below investment grade (securities rated BB or lower by Standard & Poor's Ratings Services ("Standard & Poor's") or Ba or lower by Moody's Investors Services, Inc. ("Moody's") (commonly referred to as "junk bonds")). The Portfolio may also invest in unrated debt securities of foreign and domestic issuers. The Portfolio generally intends to purchase securities for long-term investment rather than short-term gains.


Lord Abbett Growth and Income Portfolio: The investment objective of the Lord Abbett Growth and Income Portfolio is long-term growth of capital and income while attempting to avoid excessive fluctuations in market value. This objective will be pursued by investing in securities which are selling at reasonable prices in relation to value. Normally, investments will be made in common stocks of seasoned companies which are expected to show above-average growth and which the Sub-advisor believes to be in sound financial condition.


Federated Utility Income Portfolio: The investment objective of the Federated Utility Income Portfolio is to achieve high current income and moderate capital appreciation by investing primarily in a professionally managed and diversified portfolio of equity and debt securities of utility companies. The portfolio intends to achieve its investment objective by investing in equity and debt securities of utility companies that produce, transmit or distribute gas and electric energy as well as those companies that provide communications facilities, such as telephone and telegraph companies. As a matter of investment policy that can be changed without shareholder vote, the portfolio will invest at least 65% of its total assets in securities of utility companies.

Federated High Yield Portfolio: The investment objective of the Federated High Yield Portfolio is to seek high current income by investing primarily in a diversified portfolio of fixed income securities. The portfolio will invest at least 65% of its assets in lower-rated fixed income bonds. Lower-rated debt obligations are generally considered to be high-risk investments. The corporate debt obligations in which the portfolio invests are usually not in the three highest rating categories of a nationally recognized rating organization (AAA, AA, or A for Standard & Poor's and Aaa, Aa or A for Moody's) but are in the lower rating categories or are unrated but are of comparable quality and have speculative characteristics or are speculative. Lower-rated or unrated bonds are commonly referred to as "junk bonds". There is no minimal acceptable rating for a security to be purchased or held in the portfolio, and the portfolio may, from time to time, purchase or hold securities rated in the lowest rating category. Under normal circumstances, the portfolio will not invest more than 10% of the value of its total assets in equity securities. The fixed income securities in which the portfolio may invest include, but are not limited to: preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates. The portfolio will invest primarily in fixed rate corporate debt obligations.


AST Money Market Portfolio: The investment objectives of the AST Money Market Portfolio are to maximize current income and maintain high levels of liquidity. This portfolio attempts to accomplish its objectives by maintaining a dollar-weighted average maturity of not more than 90 days and by investing in the types of securities described below which have effective maturities of not more than 397 days. Investments may include obligations of the United States government, its agencies or instrumentalities; certificates of deposit, time deposits and bankers' acceptances of certain financial institutions which have more than $2 billion in total assets; commercial paper and corporate bonds; asset-backed securities; and repurchase and reverse repurchase agreements. Securities may be purchased on a when-issued or delayed delivery basis. Subject to applicable investment restrictions, the AST Money Market Portfolio also may lend its securities.

T. Rowe Price Asset Allocation Portfolio: The investment objective of the T. Rowe Price Asset Allocation Portfolio is to seek a high level of total return by investing primarily in a diversified group of fixed income and equity securities. The Portfolio is designed to balance the potential appreciation of common stocks with the income and principal stability of bonds over the long term. Under normal market conditions over the long-term, the Portfolio expects to allocate its assets so that approximately 40% of such assets will be in fixed income securities and approximately 60% in equity securities.

The Portfolio's fixed income securities will be allocated among investment grade, high yield and non-dollar debt securities. The weighted average maturity for this portion of the Portfolio is generally expected to be intermediate, although it may vary significantly. High-yielding, income-producing debt securities (commonly referred to as "junk bonds") and preferred stocks including convertible securities may be purchased without regard to maturity, however, the average maturity of the bonds is expected to be approximately 10 years, although it may vary if market conditions warrant. Quality will generally range from lower-medium to low and the Portfolio may also purchase bonds in default if, in the opinion of the Sub-advisor, there is significant potential for capital appreciation.

The Portfolio's equity securities will be allocated among large and small-cap U.S. and non-dollar equity securities. Large-cap will generally be stocks of well-established companies with capitalization over $1 billion which can produce increasing dividend income. Small-cap will be common stocks of small companies or companies which offer the possibility of accelerated earnings growth because of rejuvenated management, new products or structural changes in the economy. Current income is not a factor in the selection of these stocks.

The Portfolio will generally trade in securities (either common stocks or bonds) for short-term profits, but, when circumstances warrant, securities may be purchased and sold without regard to the length of time held.

T. Rowe Price International Equity Portfolio: The investment objective of the T. Rowe Price International Equity Portfolio is to seek total return on its assets from long-term growth of capital and income, principally through investments in common stocks of established, non-U.S. companies. Investments may be made solely for capital appreciation or solely for income or any combination of both for the purpose of achieving a higher overall return. Total return consists of capital appreciation or depreciation, dividend income, and currency gains or losses. The Portfolio intends to diversify investments broadly among countries and to normally have at least three different countries represented in the Portfolio. The Portfolio may invest in countries of the Far East and Western Europe as well as South Africa, Australia, Canada and other areas (including developing countries). Under unusual circumstances, the Portfolio may invest substantially all of its assets in one or two countries.

T. Rowe Price Natural Resources: The investment objective of the T. Rowe Price Natural Resources Portfolio is to seek long-term growth of capital through investment primarily in common stocks of companies which own or develop natural resources and other basic commodities. Current income is not a factor in the selection of stocks for investment by the Portfolio. Total return will consist primarily of capital appreciation (or depreciation). The Portfolio will invest primarily (at least 65% of its total assets) in common stocks of companies which own or develop natural resources and other basic commodities. However, it may also purchase other types of securities, such as selected, non-resource growth companies, foreign securities, convertible securities and warrants, when considered consistent with the Portfolio's investment objective and policies. The Portfolio may also engage in a variety of investment management practices, such as buying and selling futures and options.

Some of the most important factors evaluated by the Sub-advisor in selecting natural resource companies are the capability for expanded production, superior exploration programs and production facilities, and the potential to accumulate new resources. The Portfolio expects to invest in those natural resource companies which own or develop energy sources (such as oil, gas, coal and uranium), precious metals, forest products, real estate, nonferrous metals, diversified resources, and other basic commodities which, in the opinion of the Sub-advisor, can be produced and marketed profitably during periods of rising labor costs and prices. However, the percentage of the Portfolio's assets invested in natural resource and related businesses versus the percentage invested in non-resource companies may vary greatly depending upon economic monetary conditions and the outlook for inflation. The earnings of natural resource companies may be expected to follow irregular patterns, because these companies are particularly influenced by the forces of nature and international politics. Companies which own or develop real estate might also be subject to irregular fluctuations of earnings, because these companies are affected by changes in the availability of money, interest rates, and other factors.

The Portfolio may invest up to 50% of its total assets in foreign securities. These include non-dollar denominated securities traded outside of the U.S. and dollar denominated securities traded in the U.S. (such as ADRs). Some of the countries in which the Portfolio may invest may be considered to be developing and may involve special risks. The Portfolio will not purchase a non-investment grade debt security (or junk bond) if immediately after such purchase the Portfolio would have more than 10% of its total assets invested in such securities. Junk bonds are regarded as predominantly speculative and high risk. The Portfolio may invest up to 10% of its total assets in hybrid instruments. Such instruments may take a variety of forms, such as debt instruments with interest or principal payments determined by reference to the value of a currency, security index or commodity at a future point in time.

T. Rowe Price International Bond Portfolio: The T. Rowe Price International Bond Portfolio seeks to provide high current income and capital appreciation by investing in high-quality, non dollar-denominated government and corporate bonds outside the United States. The Portfolio is intended for long-term investors who can accept the risks associated with investing in international bonds. Total return consists of income after expenses, bond price gains (or losses) in terms of the local currency and currency gains (or losses). The value of the Portfolio will fluctuate in response to various economic factors, the most important of which are fluctuations in foreign currency exchange rates and interest rates.

The Portfolio will invest at least 65% of its assets in high-quality, non dollar-denominated government and corporate bonds outside the United States. Because the Portfolio's investments are primarily denominated in foreign currencies, exchange rates are likely to have a significant impact on total Portfolio performance. Investors should be aware that exchange rate movements can be significant and endure for long periods of time.

The Portfolio may also invest up to 20% of its assets in below investment-grade, high-risk bonds, including bonds in default or those with the lowest rating. Defaulted bonds are acquired only if the Sub-advisor foresees the potential for significant capital appreciation. Securities rated below investment-grade are commonly referred to as "junk bonds" and involve greater price volatility and higher degrees of speculation with respect to the payment of principal and interest than higher quality fixed-income securities.

The Portfolio may also invest more than 5% of its assets in the fixed-income securities of individual foreign governments. The Portfolio generally will not invest more than 5% of its assets in any individual corporate issuer. Since, as a nondiversified investment company, the Portfolio is permitted to invest a greater proportion of its assets in the securities of a smaller number of issuers, the Portfolio may be subject to greater credit risk with respect to its portfolio securities than an investment company that is more broadly diversified.

Because of the Portfolio's long-term investment objective, investors should not rely on an investment in the Portfolio for their short-term financial needs and should not view the Portfolio as a vehicle for playing short-term swings in the international bond and foreign exchange markets. Shares of the Portfolio alone should not be regarded as a complete investment program. Also, investors should be aware that investing in international bonds may involve a higher degree of risk than investing in U.S. bonds.


T. Rowe Price Small Company Value Portfolio: The investment objective of the T. Rowe Price Small Company Value Portfolio is to provide long-term capital appreciation by investing primarily in small-capitalization stocks that appear to be undervalued. Reflecting a value approach to investing, the Portfolio will seek the stocks of companies whose current stock prices do not appear to adequately reflect their underlying value as measured by assets, earnings, cash flow, or business franchises. The Portfolio will invest at least 65% of its total assets in companies with a market capitalization of $1 billion or less that appear undervalued by various measures, such as price/earnings or price/book value ratios. Although the Portfolio will invest primarily in U.S. common stocks, it may also purchase other types of securities, for example, foreign securities, convertible stocks and bonds, and warrants when considered consistent with the Portfolio's investment objective and policies. Small companies--those with a capitalization (market value) of $1 billion or less--may offer greater potential for capital appreciation since they are often overlooked or undervalued by investors. Investing in small companies involves greater risk, as well as greater opportunity, than is customarily associated with more established companies.

The Portfolio may invest in debt or preferred equity securities convertible into or exchangeable for equity securities. The Portfolio may invest up to 20% of its total assets (excluding reserves) in foreign securities. These include nondollar-denominated securities traded outside of the U.S. and dollar-denominated securities of foreign issuers traded in the U.S. (such as ADRs). Some of the countries in which the Portfolio may invest may be considered to be developing and may involve special risks. Investors in foreign securities may "hedge" their exposure to potentially unfavorable currency changes by purchasing a contract to exchange one currency for another on some future date at a specified exchange rate. The Portfolio may invest in debt securities of any type without regard to quality or rating. The Portfolio will not purchase a noninvestment-grade debt security (or junk bond) if immediately after such purchase the Portfolio would have more than 5% of its total assets invested in such securities.

The Portfolio may invest up to 10% of its total assets in hybrid instruments. Hybrids can have volatile prices and limited liquidity and their use by the Portfolio may not be successful. These instruments (a type of potentially high-risk derivative) can combine the characteristics of securities, futures, and options. The Portfolio may acquire illiquid securities; however, the Portfolio will not invest more than 15% of its net assets in illiquid securities, and not more than 10% of its total assets in restricted securities (other than Rule 144A securities). The Portfolio will hold a certain portion of its assets in U.S. and foreign dollar-denominated money market securities, including repurchase agreements, in the two highest rating categories, maturing in one year or less.

The Portfolio may enter into futures contracts (or options thereon) to hedge all or a portion of its portfolio against changes in prevailing levels of interest rates or currency exchange rates, or as an efficient means of adjusting its exposure to the bond, stock, and currency markets. The Portfolio will limit its use of futures contracts so that initial margin deposits and premiums on such contracts used for non-hedging purposes will not equal more than 5% of the Portfolio's net assets. The Portfolio may also write call and put options and purchase put and call options on securities, financial indices, and currencies. The aggregate market value of the Portfolio's securities or currencies covering call or put options will not exceed 25% of the Portfolio's net assets. The Portfolio will not generally trade in securities for short-term profits, but, when circumstances warrant, securities may be purchased and sold without regard to the length of time held.


Founders Capital Appreciation Portfolio: The investment objective of Founders Capital Appreciation Portfolio is capital appreciation. The portfolio will normally invest at least 65% of its total assets in common stocks of U.S. companies with market capitalizations of $1.5 billion or less. These stocks normally will be traded in the over-the-counter market. Since it may engage in short-term trading, the portfolio may have annual portfolio turnover rates in excess of 100%.


Founders Passport Portfolio: The investment objective of the Founders Passport Portfolio is capital appreciation. To achieve its objective, the Portfolio invests primarily in securities issued by foreign companies which have market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world. At least 65% of the Portfolio's total assets will normally be invested in foreign securities representing a minimum of three countries. The Portfolio may invest in larger foreign companies or in U.S.-based companies if, in the Sub-advisor's opinion, they represent better prospects for capital appreciation. The Portfolio normally will invest a significant proportion of its assets in the securities of small and medium-sized companies. As used with respect to this Portfolio, small and medium-sized companies are those which are still in the developing stages of their life cycles and are attempting to achieve rapid growth in both sales and earnings.

The Portfolio may invest in convertible securities, preferred stocks, bonds, debentures, and other corporate obligations when the Sub-advisor believes that these investments offer opportunities for capital appreciation. Current income will not be a substantial factor in the selection of these securities. The Portfolio will only invest in bonds, debentures, and corporate obligations (other than convertible securities and preferred stock) rated investment grade (BBB or higher) at the time of purchase. Bonds in the lowest investment grade category (BBB) have speculative characteristics. Convertible securities and preferred stocks purchased by the Portfolio may be rated in medium and lower categories by Moody's or S&P (Ba or lower by Moody's and BB or lower by S&P), but will not be rated lower than B. The Portfolio may also invest in unrated convertible securities and preferred stocks in instances in which the Sub-advisor believes that the financial condition of the issuer or the protection afforded by the terms of the securities limits risk to a level similar to that of securities eligible for purchase by the Portfolio rated in categories no lower than B. The Portfolio may invest without limit in American Depository Receipts and may invest in foreign securities. Foreign investments of the Portfolio may include securities issued by companies located in countries not considered to be major industrialized nations, which involve certain risks. The Portfolio may use futures contracts and options for hedging purposes. The Portfolio may engage in short-term trading and therefore normally will have annual portfolio turnover rates in excess of 100%.


INVESCO Equity Income Portfolio: The investment objective of the INVESCO Equity Income Portfolio is to seek high current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of portfolio securities. The portfolio seeks to achieve its objective by investing in securities which will provide a relatively high-yield and stable return and which, over a period of years, may also provide capital appreciation. The portfolio normally will invest between 60% and 75% of its assets in dividend-paying, marketable common stocks of domestic and foreign industrial issuers. The portfolio also will invest in convertible bonds, preferred stocks and debt securities. The portfolio may depart from the basic investment objective and assume a defensive position with a large portion of its assets temporarily invested in high quality corporate bonds, or notes and government issues, or held in cash. The portfolio's investments in common stocks may decline in value. To minimize the risk this presents, the portfolio only invests in dividend-paying common stocks of domestic and foreign industrial issuers which are marketable, and will not invest more than 5% of the portfolio's assets in the securities of any one company or more than 25% of the portfolio's assets in any one industry. The portfolio's investments in debt securities will generally be subject to both credit risk and market risk. There are no fixed-limitations regarding portfolio turnover. The rate of portfolio turnover may fluctuate as a result of constantly changing economic conditions and market circumstances. Securities initially satisfying the portfolio's basic objectives and policies may be disposed of when they are no longer suitable. As a result, it is anticipated that the portfolio's annual portfolio turnover rate may be in excess of 100%, and may be higher than that of other investment companies seeking current income with capital growth as a secondary consideration. Increased portfolio turnover would cause the portfolio to incur greater brokerage costs than would otherwise be the case.

PIMCO Total Return Bond Portfolio: The investment objective of the PIMCO Total Return Bond Portfolio is to seek to maximize total return. A secondary objective is preservation of capital. The Sub-advisor will seek to employ prudent investment management techniques, especially in light of the broad range of investment instruments in which the portfolio may invest. The proportion of the portfolio's assets committed to investment in securities with particular characteristics (such as maturity, type and coupon rate) will vary based on the outlook for the U.S. and foreign economies, the financial markets and other factors. The portfolio will invest at least 65% of its assets in the following types of securities which may be issued by domestic or foreign entities and denominated in U.S. dollars or foreign currencies: securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities; corporate debt securities; corporate commercial paper; mortgage and other asset-backed securities; variable and floating rate debt securities; bank certificates of deposit; fixed time deposits and bankers' acceptances; repurchase agreements and reverse repurchase agreements; obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies or supranational entities; and foreign currency exchange-related securities, including foreign currency warrants. The portfolio will invest in a diversified portfolio of fixed-income securities of varying maturities with a portfolio duration from three to six years. The portfolio may invest up to 20% of assets in corporate debt securities that are rated below investment grade (i.e., rated below Baa by Moody's or BBB by S&P or, if unrated, determined by the Sub-advisor to be of comparable quality). These securities are regarded as high risk and predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments (see the underlying fund prospectus for details).

PIMCO Limited Maturity Bond Portfolio: The investment objective of the PIMCO Limited Maturity Bond Portfolio is to seek to maximize total return, consistent with preservation of capital and prudent investment management. The portfolio will invest at least 65% of its total assets in the following types of securities, which may be issued by domestic or foreign entities and denominated in U.S. dollars or foreign currencies: securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities ("U.S. Government securities"); corporate debt securities; corporate commercial paper; mortgage and other asset-backed securities; variable and floating rate debt securities; bank certificates of deposit, fixed time deposits and bankers' acceptances; repurchase agreements and reverse repurchase agreements; obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies or supranational entities; and foreign currency exchange-related securities, including foreign currency warrants.

The portfolio may hold different percentages of its assets in these various types of securities, and may invest all of its assets in derivative instruments or in mortgage- or asset-backed securities. There are special risks involved in these instruments. The portfolio will invest in a diversified portfolio of fixed income securities of varying maturities with a portfolio duration from one to three years. The portfolio may invest up to 10% of its assets in corporate debt securities that are rated below investment grade but rated B or higher by Moody's or S&P (or, if unrated, determined by the Sub-advisor to be of comparable quality). The portfolio may also invest up to 20% of its assets in securities denominated in foreign currencies. The "total return" sought by the portfolio will consist of interest and dividends from underlying securities, capital appreciation reflected in unrealized increases in value of portfolio securities (realized by the shareholder only upon selling shares) or realized from the purchase and sale of securities, and use of futures and options, or gains from favorable changes in foreign currency exchange rates The portfolio may invest directly in U.S. dollar- or foreign currency-denominated fixed income securities of non-U.S. issuers. The portfolio will limit its foreign investments to securities of issuers based in developed countries (including Newly Industrialized Countries, "NICs", such as Taiwan, South Korea and Mexico). Investing in the securities of issuers in any foreign country involves special risks.

Berger Capital Growth Portfolio: The investment objective of the Berger Capital Growth Portfolio is long-term capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of established companies which the Sub-advisor believes offer favorable growth prospects. Current income is not an investment objective of the Portfolio, and any income produced will be a by-product of the effort to achieve the Portfolio's objective.

In general, investment decisions for the Portfolio are based on an approach which seeks out successful companies because they are believed to be more apt to become profitable investments. To evaluate a prospective investment, the Sub-advisor analyzes information from various sources, including industry economic trends, earnings expectations and fundamental securities valuation factors to identify companies which in the Sub-advisor's opinion are more likely to have predictable, above average earnings growth, regardless of the company's size and geographic location. The Sub-advisor also takes into account a company's management and its innovations in products and services in evaluating its prospects for continued or future earnings growth.

In selecting its portfolio securities, the Portfolio places primary emphasis on established companies which it believes to have favorable growth prospects. Common stocks usually constitute all or most of the Portfolio's investment holdings, but the Portfolio remains free to invest in securities other than common stocks, and may do so when deemed appropriate by the Sub-advisor to achieve the objective of the Portfolio. The Portfolio may, from time to time, take substantial positions in securities convertible into common stocks, and it may also purchase government securities, preferred stocks and other senior securities if its Sub-advisor believes these are likely to be the best suited at that time to achieve the Portfolio's objective. The Portfolio's policy of investing in securities believed to have a potential for capital growth means that a Portfolio share may be subject to greater fluctuations in value than if the Portfolio invested in other securities.

Robertson Stephens Value + Growth Portfolio: The investment objective of the Robertson Stephens Value + Growth Portfolio is to seek capital appreciation. The Portfolio will invest primarily in growth companies believed by the Sub-advisor to have favorable relationships between price/earnings ratios and growth rates in sectors offering the potential for above-average returns.

In selecting investments for the Portfolio, the Sub-advisor's primary emphasis is typically on evaluating a company's management, growth prospects, business operations, revenues, earnings, cash flows, and balance sheet in relationship to its share price. The Sub-advisor may select stocks which it believes are undervalued relative to the current stock price. When the Sub-advisor anticipates that the price of a security will decline, it may sell the security short and borrow the same security from a broker or other institution to complete the sale.

The Portfolio may invest a substantial portion of its assets in securities issued by small companies. Such companies may offer greater opportunities for capital appreciation than larger companies, but investments in such companies may involve certain special risks such as limited product lines, markets and financial or managerial resources. These securities may be less frequently traded and the values may fluctuate more sharply than other securities.

The Portfolio may invest up to 35% of its net assets in securities principally traded in foreign markets. The Portfolio may buy or sell foreign currencies and options and futures contracts on foreign currencies for hedging purposes in connection with its foreign investments. The Portfolio may also at times invest a substantial portion of their assets in securities of issuers in developing countries. Although many of the securities in which the Portfolio may invest are traded on securities exchanges, the Portfolio may trade in limited volume, and the exchanges may not provide all of the conveniences or protections provided by securities exchanges in more developed markets.

At times, the Portfolio may invest more than 25% of its assets in securities of issuers in one or more market sectors such as, for example, the technology sector. A market sector may be made up of companies in a number of related industries. The Portfolio would only concentrate its investments in a particular market sector if the Sub-advisor were to believe the investment return available from concentration in that sector justifies any additional risk associated with concentration in that sector.


AST Putnam Value Growth & Income Portfolio: The primary investment objective of the AST Putnam Value Growth & Income Portfolio is to seek capital growth.
Current income is a secondary investment objective. The Portfolio invests primarily in common stocks that offer potential for capital growth, and may, consistent with its investment objectives, invest in stocks that offer potential for current income. The Portfolio may also purchase corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) or U.S. government securities, if the Sub-advisor determines that their purchase would help further the Portfolio's investment objectives. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currency. The Portfolio may also purchase Eurodollar certificates of deposit, without regard to the 20% limit. The Portfolio may invest in securities principally traded in, or issued by issuers located in, underdeveloped and developing nations, which are sometimes referred to as "emerging markets." The Portfolio may buy or sell foreign currencies, foreign currency futures contracts and foreign currency forward contracts for hedging purposes in connection with its foreign investments.

The Portfolio may invest a portion of its assets in fixed-income securities, including lower-rated fixed-income securities, which are commonly known as "junk bonds," without limitation as to credit rating. The Portfolio may invest in zero coupon bonds and payment-in-kind bonds. The Portfolio may buy and sell stock index futures contracts. The Portfolio may buy and sell call and put options on index futures or on stock indices in addition to or as an alternative to purchasing or selling index futures or, to the extent permitted by applicable law, to earn additional income. The Portfolio may seek to increase its current return by writing covered call and put options on securities it owns or in which it may invest. The Portfolio may also buy and sell put and call options for hedging purposes. The aggregate value of the securities underlying the options may not exceed 25% of Portfolio assets. The Portfolio may enter into repurchase agreements. The Portfolio may purchase securities for future delivery, which may increase its overall investment exposure and involves a risk of loss if the value of the securities declines prior to the settlement date.

The length of time the Portfolio has held a particular security is not generally a consideration in investment decisions. As a result of the Portfolio's investment policies, under certain market conditions the Portfolio's turnover rate may be higher than that of other mutual funds.

AST Putnam International Equity Portfolio: The investment objective of the AST Putnam International Equity Portfolio is to seek capital appreciation. The Portfolio seeks its objective by investing primarily in equity securities of companies located in a country other than the United States. The Portfolio's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks. The Portfolio may also invest to a lesser extent in debt securities and other types of investments if the Sub-advisor believes purchasing them would help achieve the Portfolio's objective. The Portfolio will, under normal circumstances, invest at least 65% of its total assets in issuers located in at least three different countries other than the United States.


The Portfolio may invest in securities of issuers in emerging markets, as well as more developed markets. Investing in emerging markets generally involves more risks then in investing in developed markets. The Portfolio may invest in companies, large or small, whose earnings are believed to be in a relatively strong growth trend, or in companies in which significant further growth is not anticipated but whose market value per share is thought to be undervalued. Since foreign securities are normally denominated and traded in foreign currencies, the values of portfolio assets may be affected favorably or unfavorably by currency exchange rates relative to the U.S. dollar as well as other risks. The Portfolio may engage in a variety of transactions involving the use of options and futures contracts and in foreign currency exchange transactions for purposes of increasing its investment return or hedging against market changes. Options and futures transactions involve certain special risks. The Portfolio may engage in foreign currency exchange transactions to protect against uncertainty in the level of future exchange rates. The Sub-advisor may engage in foreign currency exchange transactions in connection with the purchase and sale of portfolio securities ("transaction hedging") and to protect against changes in the value of specific portfolio positions ("position hedging").

AST Putnam Balanced Portfolio: The investment objective of the AST Putnam Balanced Portfolio is to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income. In seeking its objective, the Portfolio may invest in almost any type of security or negotiable instrument, including cash or money market instruments. The Portfolio's portfolio will include some securities selected primarily to provide for capital protection, others selected for dependable income and still others for growth in value. The proportion invested in each type of security is not fixed, although ordinarily no more than 75% of the Portfolio's assets consist of common stocks and that portion of convertible securities attributable to conversion rights. The Portfolio may, however, at times invest more than 75% of its assets in such securities if the Sub-advisor determines that unusual market or economic conditions make it appropriate to do so. At least 25% of the value of the Portfolio's assets will normally be invested in fixed income securities. The Portfolio may invest up to 20% of its assets in equity securities principally traded in foreign markets or in fixed income securities denominated in foreign currencies. The Portfolio may also purchase Eurodollar certificates of deposit without regard to the 20% limit. The Portfolio may invest in securities principally traded in, or issued by issuers located in, underdeveloped and developing nations, which are sometimes referred to as "emerging markets" which may entail special risks.

The Portfolio may buy or sell foreign currencies and foreign currency forward contracts for hedging purposes in connection with its foreign investments. The Portfolio may invest in both higher-rated and lower-rated fixed-income securities. The Portfolio will not invest in securities rated at the time of purchase lower than B by Moody's or S&P, or in unrated securities which the Sub-advisor determines are of comparable quality. Securities rated B are predominantly speculative and have large uncertainties or major risk exposures to adverse conditions. The Portfolio may invest in so-called zero coupon bonds whose values are subject to greater fluctuation in response to changes in market interest rates than bonds that pay interest currently. The Portfolio may buy and sell futures contracts. The Portfolio may seek to increase its current return by writing covered call and put options on securities it owns or in which it may invest.

Twentieth Century Strategic Balanced Portfolio: The investment objective of the Twentieth Century Strategic Balanced Portfolio is to seek capital growth and current income. It is the Sub-advisor's intention to maintain approximately 60% of the Portfolio's assets in common stocks that are considered by the
Sub-advisor to have better-than-average prospects for appreciation and the remainder in bonds and other fixed income securities. With the equity portion of the Portfolio, the Sub-advisor seeks capital growth by investing in securities, primarily common stocks, that meet certain fundamental and technical standards of selection (relating primarily to earnings and revenue acceleration) and have, in the opinion of the Sub-advisor, better-than-average potential for appreciation. So long as a sufficient number of such securities are available, the Sub-advisor intends to keep the equity portion of the Portfolio fully invested in these securities regardless of the movement of stock prices generally. The Portfolio may purchase securities only of companies that have a record of at least three years continuous operation.

The Sub-advisor intends to maintain approximately 40% of the Portfolio's assets in fixed income securities, approximately 80% of which will be invested in domestic fixed income securities and approximately 20% of which will be invested in foreign fixed income securities. This percentage will fluctuate from time to time. The fixed income portion of the Portfolio will include U.S. Treasury securities, securities issued or guaranteed by the U.S. government or a foreign government, or an agency or instrumentality of the U.S. or a foreign government, and non-convertible debt obligations issued by U.S. or foreign corporations. The Portfolio may also invest in mortgage-related and other asset-backed securities. Debt securities that comprise part of the Portfolio's fixed income portfolio will primarily be limited to "investment grade" obligations. However, the Portfolio may invest up to 10% of its fixed income assets in "high yield" securities. Under normal market conditions, the maturities of fixed-income securities in which the Portfolio invests will range from 2 to 30 years.

The Portfolio may invest up to 25% of its assets in the securities of foreign issuers, including debt securities of foreign governments and their agencies primarily from developed markets, when these securities meet its standards of selection. Some of the foreign securities held by the Portfolio may be denominated in foreign currencies. To protect against adverse movements in exchange rates between currencies, the Portfolio may, for hedging purposes only, enter into forward currency exchange contracts and buy put and call options relating to currency futures contracts.

The Portfolio may purchase mortgage-related and other asset-backed securities. The Portfolio may also invest in collateralized mortgage obligations (CMOs). The Portfolio may invest in repurchase agreements when such transactions present an attractive short-term return on cash that is not otherwise committed to the purchase of securities pursuant to the investment policies of the Portfolio. To the extent permitted by its investment objectives and policies, the Portfolio may invest in securities that are commonly referred to as "derivative" securities. Some "derivatives" such as mortgage-related and other asset-backed securities are in many respects like any other investment, although they may be more volatile or less liquid than more traditional debt securities. The Portfolio may not invest in a derivative security unless the reference index or the instrument to which it relates is an eligible investment for the Portfolio. There are a range of risks associated with derivative investments. The Portfolio may, from time to time, purchase Rule 144A securities when they present attractive investment opportunities that otherwise meet the Portfolio's criteria for selection. The portfolio turnover of the Portfolio may be higher than other mutual funds with similar investment objectives.

Twentieth Century International Growth Portfolio: The investment objective of the Twentieth Century International Growth Portfolio is to seek capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in securities of foreign issuers that meet certain fundamental and technical standards of selection (relating primarily to acceleration of earnings and revenues) and have, in the opinion of the Sub-advisor, potential for appreciation. The Portfolio will invest primarily in issuers in developed markets. The Portfolio will invest primarily in equity securities (defined to include equity equivalents) of such issuers. The Portfolio will attempt to stay fully invested in such securities, regardless of the movement of stock prices generally. The Portfolio may also invest in other types of securities consistent with the accomplishment of the Portfolio's objectives. When the Sub-advisor believes that the total return potential of other securities equals or exceeds the potential return of equity securities, the Portfolio may invest up to 35% in such other securities. The other securities the Portfolio may invest in are bonds, notes and debt securities of companies and obligations of domestic or foreign governments and their agencies. The Portfolio will limit its purchases of debt securities to investment grade obligations.

The Portfolio may also invest in other equity securities and equity equivalents. Examples of other equity securities and equity equivalents are preferred stock, convertible preferred stock and convertible debt securities. Equity equivalents may also include securities whose value or return is derived from the value or return of a different security. Under normal conditions, the Portfolio will invest at least 65% of its assets in equity and equity equivalent securities of issuers from at least three countries outside of the United States. While securities of U.S. issuers may be included in the Portfolio from time to time, it is the primary intent of the Sub-advisor to diversify investments across a broad range of foreign issuers.

In order to achieve maximum investment flexibility, the Portfolio has not established geographic limits on asset distribution, on either a country-by-country or region-by-region basis. The Sub-advisor expects to invest both in issuers in developed markets (such as Germany, the United Kingdom and Japan) and in issuers in emerging market countries. Subject to certain restrictions contained in the Investment Company Act, the Portfolio may invest up to 10% of its assets in certain foreign countries indirectly through investment funds and registered investment companies authorized to invest in those countries. Some of the securities held by the Portfolio will be denominated in foreign currencies. To protect against adverse movements in exchange rates between currencies, the Portfolio may, for hedging purposes only, enter into forward currency exchange contracts.

Notwithstanding the Portfolio's investment objective of capital growth, under exceptional market or economic conditions, the Portfolio may temporarily invest all or a substantial portion of its assets in cash or investment-grade short-term securities (denominated in U.S. dollars or foreign currencies). The Portfolio may invest in repurchase agreements when such transactions present an attractive short-term return on cash that is not otherwise committed to the purchase of securities pursuant to the investment policies of the Portfolio. The Portfolio will not invest more than 15% of its assets in repurchase agreements maturing in more than seven days. The Portfolio may, from time to time, purchase Rule 144A securities when they present attractive investment opportunities that otherwise meet the Portfolio's criteria for selection.

The portfolio turnover may be higher than other mutual funds with similar investment objectives. Investments in the Portfolio should not be considered a complete investment program and may not be appropriate for an individual with limited investment resources or who is unable to tolerate fluctuations in the value of the investment.

                             The Alger American Fund


Alger American Growth Portfolio: The investment objective of the Alger American Growth Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65 percent of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of less than $1 billion and in excess of that amount (up to 100% of its assets) during temporary defensive periods.


Alger American Small Capitalization Portfolio: The investment objective of the Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Russell 2000 Growth Index is designed to track the performance of small capitalization companies. At the date of this Prospectus, the range of market capitalization of these companies was $20 million to $3.0 billion. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the Russell 2000 Growth Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.


Alger American MidCap Growth Portfolio: The investment objective of the Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P MidCap 400 Index, updated quarterly. The S&P MidCap 400 Index is designed to track the performance of medium capitalization companies. At the date of this Prospectus, the range of market capitalization of these companies was $153 million to $8.9 billion. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the S&P MidCap 400 Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

                  Neuberger & Berman Advisers Management Trust

(Each portfolio of the Neuberger & Berman Advisers Management Trust invests exclusively in a corresponding series of Advisers Managers Trust in what is sometimes known as a "master/feeder" fund structure. Therefore, the investment objective of each portfolio matches that of the series of the Advisers Managers Trust in which the portfolio invests. Therefore, the following information is presented in terms of the applicable series of the Advisers Management Trust).

AMT  Partners  Investments:   The  investment  objective  of  the  AMT  Partners
Investments  is  to  seek  capital   growth.   This   investment   objective  is
non-fundamental.

The AMT Partners Investments invests primarily in common stocks of established companies, using the value-oriented investment approach. The series seeks capital growth through an investment approach that is designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals such as low price-to-earnings ratios, consistent cash flow, and support from asset values.

Up to 15% of the series' net assets may be invested in corporate debt securities rated below investment grade or in comparable unrated securities. Securities rated below investment grade as well as unrated securities are often considered to be speculative and usually entail greater risk.

                           Montgomery Variable Series

Emerging Markets Fund: The investment objective of the Montgomery Variable Series Emerging Markets Fund is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries having emerging markets. For these purposes, the Fund defines an emerging market country as having an economy that is or would be considered by the World Bank or the United Nations to be emerging or developing. This Fund considers emerging market companies to be companies the securities of which are principally traded in the capital market of an emerging market country, companies that derive at least 50% of their total revenue from either goods produced or services rendered in emerging market countries or from sales made in such emerging market countries, regardless of where the securities of such companies are principally traded, or companies organized under the laws of, and with a principal office in, an emerging market country.

This Fund uses a proprietary, quantitative asset allocation model created by the Manager. This model employs mean-variance optimization, a process used in developed markets based on modern portfolio theory and statistics. Mean-variance optimization helps determine the percent of assets to invest in each country to maximize expected returns for a given risk level. This Fund's aims are to invest in those countries that are expected to have the highest risk/reward tradeoff when incorporated into a total portfolio context and to construct a portfolio of emerging market investments approximating the risk level of an internationally diversified portfolio of securities in developed markets. This "top-down" country selection is combined with "bottom-up" fundamental industry analysis and stock selection based on original research, publicly available information, and company visits.

This Fund invests primarily in common stock but also may invest in other types of equity and equity derivatives securities. It may invest up to 35% of its total assets in debt securities, including up to 5% in debt securities rated below investment grade. The Fund has the right to purchase securities in foreign countries. Accordingly, shareholders should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments. While the Fund may invest in mature suppliers of products and services, and technologies, the Fund also may invest in smaller companies that may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation but may involve greater risk than larger, mature issuers. The Fund is authorized to invest in medium quality (rated or equivalent to BBB by S&P or Baa by Moody's) and in limited amounts of high risk, lower quality debt securities, sometimes called "junk bonds," (i.e., securities rated below BBB or Baa) or, if unrated, deemed to be of equivalent investment quality as determined by the Manager. Medium quality debt securities have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade debt securities.

                   American Skandia Life Assurance Corporation
                            Attention: Concierge Desk
                                  P.O. Box 883
                           Shelton, Connecticut 06484



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PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS CHC2 PROS (04/97)


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ADDITIONAL   INFORMATION:   Inquiries   will  be   answered   by  calling   your
representative or by writing to:

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                  P.O. Box 883
                           Shelton, Connecticut 06484


Issued by:                                                          Serviced at:

AMERICAN SKANDIA LIFE                                      AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                      ASSURANCE CORPORATION
One Corporate Drive                                                 P.O. Box 883
Shelton, Connecticut 06484                            Shelton, Connecticut 06484
Telephone: 1-800-752-6342                             Telephone:  1-800-752-6342

                                 Distributed by:

                    AMERICAN SKANDIA MARKETING, INCORPORATED
                               One Corporate Drive
                           Shelton, Connecticut 06484
                            Telephone: (203) 926-1888



--------
* Trustees of American Skandia Trust, one of the underlying mutual funds in which the Sub-accounts offered pursuant to this Prospectus invest.

                       STATEMENT OF ADDITIONAL lNFORMATION

The variable investment options under the annuity contracts, registered under the Securities Act of 1933 and the Investment Company Act of 1940, are issued by AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (CLASS 2 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE CORPORATION. The fixed investment options thereunder, registered solely under the Securities Act of 1933, are issued by AMERICAN SKANDIA LIFE ASSURANCE CORPORATION and the assets supporting such securities are maintained in AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D.

THIS STATEMENT OF ADDITIONAL lNFORMATlON IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTlON WITH THE PROSPECTUS FOR THE ANNUITIES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE lNVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN SKANDIA LIFE ASSURANCE CORPORATION, P.O. BOX 883, SHELTON, CONNECTICUT 06484, OR TELEPHONE 1-800-752-6342.



Date of Prospectus: April 15, 1997
Date of Statement of Additional Information: April 15, 1997



                                TABLE OF CONTENTS

Item                                                                                                                   Page

General Information Regarding American Skandia Life Assurance Corporation                                                 1
Principal Underwriter                                                                                                     1
Calculation of Performance Data                                                                                           2
Unit Price Determinations                                                                                                 4
Calculating the Market Value Adjustment                                                                                   4
Independent Auditors                                                                                                      5
Legal Experts                                                                                                             5
Appendix A  Financial Statements for  Separate Account B (Class 2 Sub-accounts)                                           7

GENERAL  INFORMATION  REGARDING  AMERICAN  SKANDIA LIFE  ASSURANCE  CORPORATION:
American Skandia Life Assurance Corporation ("we", "our" or "us") is a wholly-owned subsidiary of American Skandia Investment Holding Corporation whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor commenced operations in 1855. Skandia Insurance Company Ltd. is a major worldwide insurance company operating from Stockholm, Sweden which owns and controls, directly or through subsidiary companies, numerous insurance and related companies. We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

PRINCIPAL UNDERWRITER: American Skandia Marketing, Incorporated ("ASM, Inc.") serves as principal underwriter for the Annuities. We, ASM, Inc. and American Skandia Investment Services, Incorporated ("ASISI") the investment manager of the American Skandia Trust, are wholly-owned subsidiaries of American Skandia Investment Holding Corporation. Most of the Class 2 Sub-accounts of Separate Account B invest in portfolios offered by American Skandia Trust.


CHC2 SAI (04/97)

Annuities may be sold by agents of ASM, Inc. or agents of securities brokers or insurance brokers who enter into agreements with ASM, Inc. and who are legally qualified under federal and state law to sell the Annuities in those states where the Annuities are to be offered. The Annuities are offered on a continuous basis. ASM, Inc. is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. ASM, Inc. receives no underwriting commissions.

CALCULATION OF PERFORMANCE DATA: We may advertise our Current Rates for new Fixed Allocations.

We may advertise the performance of Sub-accounts using two types of measures. These measures are "current and effective yield", which may be used for money market-type Sub-accounts, and "total return", which may be used with other types of Sub-accounts. The following descriptions provide details on how we calculate these measures for Sub-accounts:

         (1) Current and effective yield: The current yield of a money market-type Sub-account is calculated based upon a seven day period ending on the date of calculation. The current yield of such a Sub-account is computed by determining the change (exclusive of capital changes) in the Account Value of a hypothetical pre-existing allocation by an Owner to such a Sub-account (the "Hypothetical Allocation") having a balance of one Unit at the beginning of the period, subtracting a hypothetical maintenance fee, and dividing such net change in the Account Value of the Hypothetical Allocation by the Account Value of the Hypothetical Allocation at the beginning of the same period to obtain the base period return, and multiplying the result by (365/7). The resulting figure will be carried to at least the nearest l00th of one percent.

We compute effective compound yield for a money market-type Sub-account according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on assets of such a Sub-account. Net investment income for yield quotation purposes will not include either realized or capital gains and losses or unrealized appreciation and depreciation.

         (2) Total Return: Total return for the other Sub-accounts is computed by using the formula:

                                  P(1+T)n = ERV

                                     where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account Value of the hypothetical $1,000 payment as of the end of the period over which total return is being measured.

Many of the Sub-accounts offered as variable investment options for the Annuities have been available as variable investment options in other annuities we offer. In addition, some of the underlying mutual fund portfolios existed prior to the inception of these Sub-accounts. Performance quoted in advertising regarding such Sub-accounts may indicate periods during which the underlying mutual fund portfolios have been in existence, but before the Annuities were frist offered. Such hypothetical performance is calculated using the same assumptions employed in calculating actual performance since the Annuities were first offered.

As described in the Prospectus, Annuities may be offered in certain situations in which the administration charge and/or the maintenance fee may be eliminated or reduced. Advertisements of performance in connection with the offer of such Annuities will be based on the charges applicable to such Annuities.

Shown below are Standard Total Return figures for the periods shown, ending as of December 31, 1995, for the Sub-accounts that existed prior to the date of this Statement of Additional Information. The "inception-to-date" figures shown below are based on the inception date of an underlying mutual fund portfolio. Any performance of such portfolios prior to the date Annuities were first offered is provided by the underlying mutual funds. The total return for any Sub-account reflecting performance prior to the date we started offereing Annuities is based on such information.

                                                                              Standard Total Return

                                                                                                                        Incep-
                                                     1                 3                5                10             tion-to
                                                    Yr.               Yr.              Yr.               Yr.             -Date

JanCap Growth 2                                   37.00%            12.92%             N/A               N/A            14.03%
AST Janus Overseas Growth 2                         N/A               N/A              N/A               N/A              N/A
LA Growth and Income 2                            27.97%            13.54%             N/A               N/A            12.82%
Fed Utility Inc 2                                 25.21%              N/A              N/A               N/A             8.41%
Fed High Yield 2                                  18.68%              N/A              N/A               N/A             6.85%
T. Rowe Price Asset Allocation 2                  22.45%              N/A              N/A               N/A             9.94%
T. Rowe Price International Equity 2              10.23%              N/A              N/A               N/A             2.58%
T. Rowe Price Natural Resources 2                   N/A               N/A              N/A               N/A            16.18%
T. Rowe Price International Bond 2(1)             10.25%              N/A              N/A               N/A             3.62%
T. Rowe Price Small Company Value 2                 N/A               N/A              N/A               N/A              N/A
Founders Capital Appreciation 2                   31.60%              N/A              N/A               N/A            19.09%
Founders Passport 2(2)                              N/A               N/A              N/A               N/A             4.10%
INVESCO Equity Income 2                           29.13%              N/A              N/A               N/A            11.82%
PIMCO Total Return Bond 2                         17.89%              N/A              N/A               N/A             6.82%
PIMCO Limited Maturity Bond 2                       N/A               N/A              N/A               N/A             6.24%
Berger Capital Growth 2                           23.50%              N/A              N/A               N/A            18.74%
RS Value + Growth 2                                 N/A               N/A              N/A               N/A              N/A
AST Putnam Value Growth + Income 2                  N/A               N/A              N/A               N/A              N/A
AST Putnam International Equity 2(3)               9.15%            14.50%            7.69%              N/A            10.15%
AST Putnam Balanced 2(4)                          21.68%              N/A              N/A               N/A             9.39%
Twentieth Century Strategic Balanced 2              N/A               N/A              N/A               N/A              N/A
Twentieth Century International Growth 2            N/A               N/A              N/A               N/A              N/A
AA Growth 2                                       35.59%            18.30%           20.77%              N/A            18.57%
AA Small Capitalization 2                         43.40%            15.16%           19.64%              N/A            21.62%
AA MidCap Growth 2                                43.44%              N/A              N/A               N/A            28.06%
NB Partners 2                                     34.18%              N/A              N/A               N/A            16.02%
MV Emerging Markets 2                               N/A               N/A              N/A               N/A              N/A

(1) Prior to May 1, 1996, Scudder, Stevens & Clark, Inc. served as Sub-advisor to the Portfolio (formerly, the AST Scudder International Bond Portfolio). As of May 1, 1996, Rowe Price-Fleming International, Inc. has served as Sub-advisor to the Portfolio. The performance information provided in the above chart, computed for the period May 3, 1994 (commencement of operations) to May 1, 1996, reflects that of the Portfolio as sub-advised by Scudder, Stevens & Clark, Inc. Such performance information is historical and is not intended to indicate future performance of the Portfolio.

(2) As of October 15, 1996, Founders Asset Management, Inc. has served as Sub-advisor to the Portfolio, now named the Founders Passport Portfolio. The performance information provided in the above chart reflects that of the Portfolio as sub-advised by the prior Sub-advisor, Seligman Henderson Co., computed as of June 30, 1996. Such performance information is historical and is not intended to indicate future performance of the Portfolio.

(3) As of October 15, 1996, Putnam Investment Management, Inc. has served as Sub-advisor to the Portfolio, now named the AST Putnam International Equity Portfolio. The performance information provided in the above chart reflects that of the Portfolio as sub-advised by the prior Sub-advisor, Seligman Henderson Co., computed as of June 30, 1996. Such performance information is historical and is not intended to indicate future performance of the Portfolio.

(4) As of October 15, 1996, Putnam Investment Management, Inc. has served as Sub-advisor to the Portfolio, now named the AST Putnam Balanced Portfolio. The performance information provided in the above chart reflects that of the Portfolio as sub-advised by the prior Sub-advisor, Phoenix Investment Counsel, Inc., computed as of June 30, 1996. Such performance information is historical and is not intended to indicate future performance of the Portfolio.

         The performance quoted in any advertising should not be considered a representation of the performance of these Sub-accounts in the future since performance is not fixed. Actual performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the underlying mutual funds and upon prevailing market conditions and the response of the underlying mutual funds to such conditions. Actual performance will also depend on changes in the expenses of the underlying mutual funds. In addition, the amount of charges against each Sub-account will affect performance.

         The information provided by these measures may be useful in reviewing the performance of the Sub-accounts, and for providing a basis for comparison with other annuities. These measures may be less useful in providing a basis for comparison with other investments that neither provide some of the benefits of such annuities nor are treated in a similar fashion under the Code.

UNIT PRICE DETERMINATIONS: For each Sub-account the initial Unit Price was $10.00. The Unit Price for each subsequent period is the net investment factor for that period, multiplied by the Unit Price for the immediately preceding Valuation Period. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of and charges assessed against a Sub-account from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:

         (a) is the net result of:

                  (1) the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid by the underlying mutual fund during that Valuation Period; plus or minus

                  (2) any per share charge or credit during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (b) is the net result of:

                  (1) the net asset value per share plus any declared and unpaid dividends per share of the underlying mutual fund shares held in that Sub-account at the end of the preceding Valuation Period; plus or minus

                  (2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (c) is the mortality and expense risk charges and the administration charge.

We value the assets in each Sub-account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

CALCULATING THE MARKET VALUE ADJUSTMENTS: The market value adjustment ("MVA") is used in determining the Account Value of each Fixed Allocation. The formula used to determine the MVA is applied separately to each Fixed Allocation. Values and time durations used in the formula are as of the date the Account Value is being determined. Current Rates and available Guarantee Periods are those for the class of Annuities you purchase pursuant to the Prospectus available in conjunction with this Statement of Additional Information. The formula is:

                           [(1+I) / (1+J+0.0010)]N/12

                                     where:

                  I is the interest rate being credited to the Fixed Allocation;

                  J is the interest rate (for your class of annuities) being credited to new Fixed Allocations with Guarantee Period durations equal to the number of years (rounded to the next higher integer when occurring on other than an anniversary of the beginning of the Fixed Allocation's Guarantee Period) remaining in your Fixed Allocation Guarantee Period;

                  N is the number of months (rounded to the next higher integer when occurring on other than a monthly anniversary of the beginning of the Guarantee Period) remaining in such Guarantee Period.

The formula that applies if amounts are surrendered pursuant to the right to return the annuity is [(1 + I)/(1 + J)]N/12.

No MVA applies in determining a Fixed Allocation's Account Value on its Maturity Date. The formula may be changed if Additional Amounts have been added to a Fixed Allocation. For more information, see the section of the Prospectus entitled "Additional Amounts in the Fixed Allocations."

Irrespective of the above, we apply certain formulas to determine "I" and "J" when we do not offer Guarantee Periods with a duration equal to the Remaining Period. These formulas are as follows:

         (a) If we offer Guarantee Periods to your class of Annuities with durations that are both shorter and longer than the Remaining Period, we interpolate a rate for "J" between our then current interest rates for Guarantee Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities .

         (b) If we no longer offer Guarantee Periods to your class of Annuities with durations that are both longer and shorter than the Remaining Period, we determine rates for "J" and, for purposes of determining the MVA only, for "I" based on the Moody's Corporate Bond Yield Average - Monthly Average Corporates (the "Average"), as published by Moody's Investor Services, Inc., its successor, or an equivalent service should such Average no longer be published by Moody's. For determining I, we will use the Average published on or immediately prior to the start of the applicable Guarantee Period. For determining J, we will use the Average for the Remaining Period published on or immediately prior to the date the MVA is calculated.

The following examples show the effect of the MVA in determining Account Value. The example assumes: (a) Account Value of $50,000 for the Fixed Allocation at the beginning of its Guarantee Period; (b) a Guarantee Period of 5 years; (c) an interest rate of 5%, which is an effective annual rate; and (d) the date of the calculation is the end of the third year since the beginning of the Guarantee Period. That means there are two exact years remaining to the end of the Guarantee Period.

         Example of Upward Adjustment: Assume that J = 3.5% and there have been no transfers or withdrawals. At this point I = 5% (0.05) and N = 24 (number of months remaining in the Guarantee Period). Then:

         (a) MVA = [(1+I)/(I+J+0.0010)]N/12 = [1.05/1.036]2 = 1.027210; and

         (b) Account Value = Interim Value X MVA = $59,456.20.

         Example of Downward Adjustment: Assume that J = 6% and there have been no transfers or withdrawals. At this point I = 5% (0.05) and N = 24, the number of months remaining in the Guarantee Period. Then:

         (a) MVA = [(1+I)/(1+J+0.0010)]N/12 = [1.05/1.061)]2 = 0.979372; and

         (b) Account Value = Interim Value X MVA = $56,687.28.

INDEPENDENT AUDITORS: Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281-1433, independent auditors, have performed an annual audit of American Skandia Life Assurance Corporation and an annual audit of American Skandia Life Assurance Corporation Variable Account B (Class 2 Sub-accounts). Audited financial statements regarding American Skandia Life Assurance Corporation as of December 31, 1995 and 1994, and the related statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1995 and unaudited interim financial statements are included in the Prospectus. Audited financial statements for Variable Account B (Class 2 Sub-accounts) are included herein. The financial statements included herein and in the Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in the report herein and in the Prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The Company's unaudited interim financial statements, in the opinion of management, have been prepared on the same basis as the audited statements included in the Prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of operations for an interim period are not necessarily indicative of the results for the full year or any other interim period.

LEGAL EXPERTS: Counsel with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law is Werner & Kennedy, 1633 Broadway, New York, New York 10019.

FINANCIAL STATEMENTS FOR SEPARATE ACCOUNT B (CLASS 2 SUB-ACCOUNTS): The financial statements which follow in Appendix A are those of American Skandia Life Insurance Corporation Variable Account B (Class 2 Sub-accounts) for the year ended December 31, 1995. There are other Sub-accounts included in Account B that are not available in the product described in the applicable prospectus.

To the extent and only to the extent that any statement in a document incorporated by reference into this Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-(800) 752-6342.

                                   Appendix A

                   Financial Statements for Separate Account B
                             (Class 2 Sub-accounts)
                            To be filed by Amendment





















                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

  (a) All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

         (1) Copy of the resolution of the board of directors of Depositor authorizing the establishment of the Registrant for Separate Account B
(previously filed in the initial Registration Statement to Registration Statement No. 33-19363, filed December 30, 1987).

         (2)  Not  applicable.   American  Skandia  Life  Assurance  Corporation
maintains custody of all assets.

         (3)
     (a) Form of revised Principal Underwriting Agreement between American Skandia Life Assurance Corporation and American Skandia Marketing, Incorporated, formerly known as Skandia Life Equity Sales Corporation (previously filed in Post-Effective Amendment No. 3 to Registration Statement No. 33-44436, filed April 20, 1993).

     (b) Form of Revised Dealer Agreement (previously filed in Post-Effective Amendment No. 3 to Registration Statement No. 33-44436, filed April 20, 1993).

     (4) Copy of the form of the Annuity.


     (5) A copy of the application form used with the Annuity provided in response to (4) above (previously filed in Pre-Effective Amendment No. 1 to Registration Statement No. 33-56770, filed November 9, 1993).


         (6)

     (a) Copy of the certificate of incorporation of American Skandia Life Assurance Corporation (previously filed in Pre-Effective Amendment No. 2 to Registration Statement No. 33-19363, filed July 27, 1988).

     (b) Copy of the By-Laws of American Skandia Life Assurance Corporation (previously filed in Pre-Effective Amendment No. 2 to Registration Statement No. 33-19363, filed July 27, 1988).

         (7) Not applicable.

         (8) Agreements between Depositor and:

     (a) Neuberger & Berman Advisers Management Trust (previously filed in Post-Effective Amendment No. 5 to Registration Statement No. 33-19363, filed February 28, 1990).

     (b) The Alger American Fund (previously filed in Post-Effective Amendment No. 5 to Registration Statement No. 33-19363, filed February 28, 1990).

     (c) American Skandia Trust (previously filed in Post-Effective Amendment No. 5 to Registration Statement No. 33-19363, filed February 28, 1990. At such time, what later became American Skandia Trust was known as the Henderson Global Asset Trust).


     (d) The Montgomery Funds III (previously filed in the Initial Registration Statement to this Registration Statement, filed July 25, 1996).


     (9) Opinion and consent of Werner & Kennedy.       To be filed by Amendment

     (10) Consent of Deloitte & Touche LLP.             To be filed by Amendment

         (11)     Not applicable.

         (12)     Not applicable.


         (13) Calculation of Performance Information for Advertisement of Performance (previously filed in the Initial Registration Statement to this Registration Statement, filed July 25,
                  1996).


         (14)     Not applicable.

Item 25. Directors and Officers of the Depositor: The Directors and Officers of the Depositor are shown in Part A.

Item 26.  Persons  Controlled  by or Under Common  Control with the Depositor or
Registrant: The Depositor does not directly or indirectly control any person. The following persons are under common control with the Depositor by American Skandia Investment Holding Corporation:

         (1) American Skandia Information Services and Technology Corporation ("ASIST"): The organization is a general business corporation organized in the State of Delaware. Its primary purpose is to provide various types of business services to American Skandia Investment Holding Corporation and all of its subsidiaries including computer systems acquisition, development and maintenance, human resources acquisition, development and management, accounting and financial reporting services and general office services.

         (2) American Skandia Marketing, Incorporated ("ASM, Inc."): The organization is a general business corporation organized in the State of Delaware. It was formed primarily for the purpose of acting as a broker-dealer in securities. It acts as the principal "underwriter" of annuity contracts deemed to be securities, as required by the Securities and Exchange Commission, which insurance policies are to be issued by American Skandia Life Assurance Corporation. It provides securities law supervisory services in relation to the marketing of those products of American Skandia Life Assurance Corporation registered as securities. It also may act as the principal underwriter and/or provide securities law supervisory services in relation to marketing of other offerings, including certain public mutual funds. It also has the power to carry on a general financial, securities, distribution, advisory, or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):
                  The organization is a general business corporation organized in the state of Connecticut. The organization is authorized to provide investment service and investment management advice in connection with the purchasing, selling, holding or exchanging of securities or other assets to insurance companies, insurance-related companies, mutual funds or business trusts. Its primary role is expected to be as investment manager for certain mutual funds, including but not limited to funds to be made available primarily through the variable insurance products of American Skandia Life Assurance Corporation.

         (4) Skandia Vida: This subsidiary of American Skandia Life Assurance Corporation was organized in March, 1995, and began operations in July, 1995. It offers investment oriented life insurance products designed for long-term savings through independent banks and brokers. Currently, it is licensed for this type of business in Mexico.

Item 27.  Number of Contract Owners:  Not applicable - New Registrant.

Item 28. Indemnification: Under Section 33-320a of the Connecticut General Statutes, the Depositor must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain disinterested parties determine that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Depositor. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonable entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrants' securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine. The By-Laws of American Skandia Life Assurance Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and ASM, Inc. can also be indemnified pursuant to indemnity agreements between each director and officer and American Skandia Investment Holding Corporation, a corporation organized under the laws of the state of Delaware. The provisions of the indemnity agreement are governed by
Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers liability insurance policy issued by an unaffiliated insurance company to Skandia Insurance Company Ltd., their ultimate parent. Such policy will reimburse ASLAC or ASM, Inc., as applicable, for any payments that it shall make to directors and officers pursuant to law and, subject to certain exclusions contained in the policy, will pay any other costs, charges and expenses, settlements and judgments arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

               Registrant hereby undertakes as follows: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of Registrant's counsel the matter has been settled by controlling precedent, Registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

     (a) At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

     (b) Directors and officers of ASM, Inc.

Name and Principal Business Address                                  Positions and Offices with Underwriter

Gordon C. Boronow                                                               Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kimberly A. Bradshaw                                                            Vice President,
American Skandia Life Assurance Corporation                                     National Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jan R. Carendi                                                                  Chief Executive Officer
Skandia Insurance Company Ltd.                                                  and Chairman of the
Sveavagen 44, S-103 50 Stockholm, Sweden                                        Board of Directors

Paul DeSimone                                                                   Vice President, Corporate
American Skandia Life Assurance Corporation                                     Controller and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President, Chief Operating
American Skandia Life Assurance Corporation                                     Officer, Chief Marketing Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Walter G. Kenyon                                                                Vice President,
American Skandia Life Assurance Corporation                                     National Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

N. David Kuperstock                                                             Vice President and Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Daniel LaBonte                                                                  Vice President,
American Skandia Life Assurance Corporation                                     Associate Marketing Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President and
American Skandia Life Assurance Corporation                                     Chief Financial Officer
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Don Thomas Peck                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Heidi Ann Richardson                                                            Vice President,
American Skandia Life Assurance Corporation                                     Portfolio Marketing Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hayward Sawyer                                                                  Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

M. Priscilla Pannell                                                            Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kristen E. Newall                                                               Assistant Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Christian Thwaites                                                              Vice President,
American Skandia Life Assurance Corporation                                     Qualified Plans
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883

Tamara L. Wood                                                                  Vice President, National
American Skandia Life Assurance Corporation                                     Sales Director, Special Products
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Item 30. Location of Accounts and Records: Accounts and records are maintained by ASLAC at its principal office in Shelton, Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b) Registrant hereby undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.


(d) American Skandia Life Assurance Corporation ("Depositor") hereby represents that the aggregate fees and charges under the annuity contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Depositor.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the Town of Shelton and State of Connecticut, on this
20th   day of December, 1996.

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 2 SUB-ACCOUNTS)
                                   Registrant

                 By: American Skandia Life Assurance Corporation

By:/s/ M. Patricia Paez                             Attest:/s/ Diana D. Steigauf
M. Patricia Paez, Corporate Secretary                          Diana D. Steigauf

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    Depositor

By:/s/ M. Patricia Paez                             Attest:/s/ Diana D. Steigauf
M. Patricia Paez, Corporate Secretary                          Diana D. Steigauf


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

           Signature                            Title                                       Date
                                                     (Principal Executive Officer)

           Jan R. Carendi*               Chief Executive Officer,
           Jan R. Carendi           Chairman of the Board and Director                   12/20/96

                                    (Principal Financial Officer and Principal Accounting Officer)


       /s/ Thomas M. Mazzaferro                Executive Vice President and
               Thomas M. Mazzaferro              Chief Financial Officer                 12/20/96


                                                         (Board of Directors)


          Jan. R. Carendi*                  Gordon C. Boronow*                         Malcolm M. Campbell*
           Jan. R. Carendi                   Gordon C. Boronow                          Malcolm M. Campbell

         Henrik Danckwardt*                  Amanda C. Sutyak*                            Wade A. Dokken*
          Henrik Danckwardt                  Amanda C. Sutyak                             Wade A. Dokken

       Thomas M. Mazzaferro**                 Gunnar Moberg**                            Bayard F. Tracy**
        Thomas M. Mazzaferro                   Gunnar Moberg                              Bayard F. Tracy

Anders Soderstrom**                         C. Ake Svensson***                        Lincoln R. Collins****
Anders Soderstrom                             C. Ake Svensson                           Lincoln R. Collins

                                           Nancy F. Brunetti****
                                            Nancy F. Brunetti

                           */**/***/****By: /s/ M. Patricia Paez
                                            M. Patricia Paez

     *Pursuant to Powers of Attorney previously filed with Post-Effective Amendment No. 10 to Registration Statement No. 33-19363
         **Pursuant to Powers of Attorney previously filed with the initial filing of Registration Statement No. 33-86918.
           ***Pursuant to Power of Attorney previously filed with the initial filing of Registration Statement No. 33-88360.
          ****Pursuant  to Powers of Attorney  previously filed with the initial filing of Registration Statement No. 333-00941

                                    EXHIBITS

         As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable. The exhibits included are as follows:

                  No. 4    Copy of the form of Annuity

                                  Exhibit No. 4